

2024 ANNUAL REPORT

April 24, 2025

Dear Fellow Stockholders:

I am pleased to provide you with Westrock Coffee Company's 2024 annual report to stockholders.

TURNING THE PAGE ON 2024

We ended 2024 with strong sales wins across our platform and improved operational performance. We successfully expanded our manufacturing footprint while preserving the company's balance sheet, despite a slight decrease in customer demand. All in all, 2024 was a transitional year full of complicated facility expansions and strenuous customer onboarding activities that sets us up for superior financial returns over the next several years.

INTEGRATED SUPPLIER STRATEGY

Westrock Coffee went public two and a half years ago with the value proposition of becoming the world's most competitive and innovative provider of beverage solutions to the most distinguished brands globally. By the end of 2025, we will have invested nearly $400M in our Conway extract and RTD facility, new single serve facility, and new distribution center. These new facilities, combined with our existing capabilities, enable us to partner with global beverage brands as their lead innovation and development partner, dependable and sustainable sourcing resource, and low-cost processing and packaging supplier.

Our integrated strategic supplier approach has been validated by the size, quality and number of customer opportunities coming our way across our entire platform. For example, we are completing the full automation of new packaging lines to accommodate increased volume for roast and ground coffee. This volume increase comes largely from new customers via relationships we built with them through our single serve and RTD businesses. In our single serve business, we entered into new agreements with several leading CPG brands that came to us through our RTD facility for an integrated product set. This is another example of the value created by Westrock Coffee being the strategic supplier for these customers. Our new RTD facility, which is only now coming online at production level scale, has become a brand beacon, attracting the largest CPG brands in the world to our integrated platform.

LOOKING FORWARD

As we look ahead to 2025 and beyond, we're more excited than ever to build on the momentum we announced last month. Westrock Coffee remains committed to advancing our vision by driving innovation and competitiveness in the beverage solutions industry. Our continued growth allows us to positively impact more smallholder farmers, offering them training, resources, and, most importantly, fair prices for their coffee. By building a world-class organization with cutting-edge technology, a diverse product portfolio, and an industry-leading customer base, we are well-positioned to execute our transformative strategic plan.

On behalf of all of us at Westrock Coffee, thank you for entrusting us with your investment in our company—we look forward to great things in the future!

Best,

Scott Ford, CEO & Co-founder



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year ended December 31, 2024

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to .

Commission File Number 001-41485



WESTROCK COFFEE COMPANY
(Exact Name of Registrant as Specified in its Charter)

Delaware	**80-0977200**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4009 N. Rodney Parham Road, 4th Floor, Little Rock, Arkansas	**72212**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(501) 918-9358**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of common stock, par value $0.01 per share	WEST	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐

Smaller reporting company ☐   Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second quarter, based upon the closing sale price of the registrant's common stock on June 28, 2024, as reported on the Nasdaq Global Market, was $454.2 million.

As of February 28, 2025, the registrant had 94,227,795 shares of common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates information by reference from the registrant's definitive proxy statement related to the 2025 annual meeting of stockholders, which will be filed no later than 120 days after December 31, 2024.

EXPLANATORY NOTE

On August 26, 2022, the registrant, Westrock Coffee Company, a Delaware corporation (the "Company," "Westrock," "we," "us," or "our"), converted from a Delaware limited liability company called "Westrock Coffee Holdings, LLC" to a Delaware corporation called "Westrock Coffee Company" in connection with the closing of its de-SPAC merger transaction with Riverview Acquisition Corp., a special purpose acquisition vehicle and a Delaware corporation. References to "Westrock," "we," "us," "our," and similar terms prior to the effective time of the conversion, refer to the registrant when it was a Delaware limited liability company called "Westrock Coffee Holdings, LLC" and such references following the effective time of the conversion, refer to the registrant in its current corporate form as a Delaware corporation called "Westrock Coffee Company."

Prior to the conversion on August 26, 2022, when the Company was a Delaware limited liability company, the Company's equity interests consisted of common units and two series of common equivalent preferred units. In connection with the conversion of the Company to a corporation, the Company's outstanding common units and common equivalent preferred units were converted into shares of the Company's common stock, par value $0.01 per share ("Common Shares") and shares of the Company's Series A convertible preferred shares, par value $0.01 per share ("Series A Preferred Shares"), respectively. See Note 4, De-SPAC Merger Transaction, to the Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for a discussion of the conversion of common units to Common Shares. The number of outstanding units, weighted average number of outstanding units, loss per common unit, equity-based compensation and other financial amounts previously expressed on the basis of common units have been retroactively adjusted on the basis of Common Shares to reflect the conversion of common units to Common Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements as defined under U.S. federal securities laws. Forward-looking statements include all statements that are not historical statements of fact and statements including, but not limited to, the following statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future; our expectations regarding the build-out of operations (including the installation of a second ready-to-drink can line) and commercialization of customers within the anticipated time frame of our Conway, Arkansas facility and our ability to sell or commit capacity; our expectations regarding capital expenditures; our future liquidity needs and access to capital; and our expectations regarding remediation of the material weaknesses in our internal control over financial reporting. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, risks related to the following:

- the fact that we have incurred net losses in the past, may incur net losses in the future, and may not achieve profitability;
- risks associated with operating a coffee trading business and a coffee exporting business;
- the volatility and increases in the cost of green coffee, tea and other ingredients and packaging, and our inability to pass these costs on to customers;
- our inability to secure an adequate supply of key raw materials, including green coffee and tea, or disruption in our supply chain;

- deterioration in general macroeconomic conditions and/or decreases in consumer spending on discretionary items;
- disruption in operations at any of our, our suppliers' or our co-manufacturers' production, distribution or manufacturing facilities or other loss of manufacturing capacity;
- our inability to anticipate customer preferences and successfully develop new products;
- climate change, which may increase commodity costs, damage our facilities and disrupt our production capabilities and supply chain;
- failure to retain key personnel or recruit qualified personnel;
- our inability to hedge commodity risks;
- consolidation among our distributors and customers or the loss of any key customer;
- complex and evolving U.S. and international laws and regulations, and noncompliance therewith subjecting us to criminal or civil liability;
- future acquisitions of businesses, which may divert our management's attention, prove difficult to effectively integrate and fail to achieve their projected benefits;
- our inability to effectively manage the growth and increased complexity of our business;
- our inability to maintain or grow market share through continued differentiation of our product and competitive pricing;
- our inability to secure the additional capital needed to operate and grow our business;
- future litigation or legal disputes, which could lead us to incur significant liabilities and costs or harm our reputation;
- a material failure, inadequacy or interruption of our information technology systems;
- the unauthorized access, theft, use or destruction of personal, financial or other confidential information relating to our customers, suppliers, employees or business;
- our future level of indebtedness, which may reduce funds available for other business purposes and reduce our operational flexibility;
- our inability to comply with the financial covenants in our credit agreement;
- our inability to successfully build out operations, commercialize customers, and generate positive operating cash flows within the anticipated time frame following the recent opening of our new facility in Conway, Arkansas or incurring additional expenses in the process;
- our corporate structure and organization, which may prevent or delay attempts to acquire a controlling interest in the Company;
- the fact that our largest shareholders (and certain members of our management team) own a significant percentage of our stock and will be able to exert significant control over matters subject to shareholder approval;
- the impact of current global economic conditions, including those caused by economic slowdowns or recessions, changes in political, economic or industry conditions, global conflicts (including the ongoing conflicts in Europe, the Middle East and Latin America), inflation, the interest rate environment, U.S. government shutdowns, downgrades to the U.S. government's sovereign credit rating or other conditions affecting the global financial and capital markets, and epidemic, pandemic or other health issues; and
- other risks, uncertainties and factors set forth in Part I, Item 1 "Business," Part I, Item 1A "Risk Factors" and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this Annual Report on Form 10-K, as well as those described from time to time in our future reports filed with the U.S. Securities and Exchange Commission (the "SEC").

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

WESTROCK COFFEE COMPANY
FORM 10-K
For the Fiscal Year Ended December 31, 2024

Table of Contents

PART I

Item 1. *Business*

General

Westrock Coffee Company, a Delaware corporation (the "Company," "Westrock," "we," "us," or "our"), is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the United States, providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to the retail, food service and restaurant, convenience store and travel center, non-commercial account, consumer packaged goods ("CPG"), and hospitality industries around the world. We seek to be the leading company to our partners, providing end-to-end solutions and offering product innovation, traceability, transparency, and scalability for coffee, tea, flavors, extracts and ingredients globally.

Our mission is to build and efficiently operate the preeminent integrated coffee, tea, flavors, extracts, and ingredients solutions provider to the world's most iconic brands. We do this to provide smallholder farmers and their families in developing countries the ability to advance their quality of life and economic well-being.

Our platform is built upon four fundamental pillars that position us as a leading provider of value-added beverage solutions and enable us to positively impact the coffee, tea, flavors, extracts, and ingredients ecosystems from crop to cup: (i) operate a transparent supply chain, (ii) develop innovative beverage solutions tailored to our customers' specific needs, (iii) deliver a high quality and comprehensive set of products to our customers, and (iv) leverage our scaled international presence to serve our blue-chip customer base.

The Company operates manufacturing and distribution facilities in Concord, North Carolina, North Little Rock, Arkansas, Conway, Arkansas, and Johor Bahru, Malaysia. In addition, the Company operates Trading and Representative offices in Lewes, UK, Austin, Texas, Lima & Jaen, Peru, Addis Ababa, Ethiopia, Johor Bahru, Malaysia, and Seoul, Korea, alongside a coffee milling and exporting facility in Kigali, Rwanda.

As of December 31, 2024, our operating structure consists of two reportable segments: Beverage Solutions and Sustainable Sourcing & Traceability ("SS&T").

Beverage Solutions: Through this segment, we combine our product innovation and customer insights to provide value-added beverage solutions, including coffee, tea, flavors, extracts and ingredients. We provide products in a variety of packaging, including branded and private label coffee in bags, fractional packs, single serve cups, multi-serve bottles and ready-to-drink bottles and cans, as well as extract solutions to be used in products such as cold brew and ready-to-drink offerings. Currently, we serve customers in the United States, Europe and Asia, through the retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG and hospitality industries.

Sustainable Sourcing & Traceability: Through this segment, we utilize our proprietary technology and digitally traceable supply chain to directly impact and improve the lives of our farming partners, provide tangible economic empowerment and emphasize environmental accountability and farmer literacy. Revenues primarily consist of sales from commodity contracts related to forward sales of green coffee.

Recent Developments

Refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Significant Developments", of this Annual Report on Form 10-K for information regarding significant developments in our business.

Competitive Strengths

In order to achieve our mission, we will utilize our competitive strengths and we will drive continued, sustainable growth and strong financial performance by executing on our growth strategies.

Innovative, value-added, and scalable beverage solutions provider. Our comprehensive solutions offering and strategic partnership approach make us a unique "brand-behind-the-brand," which allows us to deliver value-added beverage solutions across multiple product categories and platforms to our customers. Our collaborative product development process starts with custom consumer insights targeted to our customers' channel and consumer profiles and makes us a critical partner to foodservice and private label retail operators seeking new and innovative products. The ability to serve global foodservice operators through our international presence, responsible sourcing capabilities, and vertically integrated supply chain positions us as a global full-menu beverage solutions provider.

Our comprehensive line of products allows us to create product platforms in a multitude of packaging sizes and formats. Our skilled team has extensive experience working in blend matching and taste profiling, which allows us to match any coffee or tea blend or ready-to-drink beverage desired and maintain consistency of our products. This, along with our partnership approach with our customers, enhances our ability to drive beverage program profitability.

High growth and compelling liquid extract business. As Millennials and Gen Z enter their prime spending age, they will continue to drive major change within the coffee industry, with increased demand for cold coffee, liquid extracts, and premium away-from-home beverages compared to hot coffee beverages and carbonated soft drinks. As traditional fast-food restaurants and convenience stores compete to win back market share from current industry leaders, these restaurants and convenience stores need a partner to innovate and fulfill growing demand for cold coffee and other forms of liquid extracts globally.

As a leading partner to these restaurants and convenience stores, we believe we are capable of fulfilling innovation requirements and scaling quickly enough to meet demand. We are well positioned to support innovation demand from extract development through ready-to-drink ("RTD") fulfillment. Liquid Extracts is our highest growth product category that includes iced coffees, cold brew coffee, and RTD mixes, with cold coffee products experiencing the most significant growth. The segment comes with a significant channel diversification opportunity within the varied ingredients and cross-selling options driven by cold brew and RTD beverages.

Exceptional and highly experienced management team and culture of commitment. We have a highly experienced leadership team anchored by a growth-oriented culture and a deep bench of talent with strong business and operational experience. Our employees at all levels of our organization are passionate about addressing the needs of our stakeholders — from our farmer partners, to our customers, to our stockholders. Our company is full of people looking to make a difference in countless lives around the world. We consider everyone who touches Westrock coffee — from crop to cup — to be an equal contributor in our mission to produce great coffee and improve the industry as a whole. Our experienced and passionate executive team has helmed the acceleration of our growth and set our strategic direction, all underpinned by a purpose to become the world's most competitive and innovative provider of beverage solutions in order to provide smallholder farmers and their families in developing countries the ability to advance their quality of life and economic well-being.

Purpose-driven mission that delivers measurable impact. We started Westrock with the belief that growth is an inevitable byproduct of investments in infrastructure, farmer development, supply chain and product innovation, and technological advancement, when coupled with exceptional personal service. We transform anonymous, disjointed supply chains into transparent, connected systems. Through economic empowerment and environmental accountability, we directly improve the lives of the people who bring our products to life. Paying fair prices, training farmers, and connecting them to customers with transparency leads to reinvestment in more sustainable, profitable farms. The value we create to improve lives accelerates symbiotically with our revenue and profits.

Proprietary, digitally traceable technology. We are capable of tracing individual lots from the farm, through the roaster, to the finished good. Our proprietary technology links various points and systems to create traceability and connectivity on a global scale.

Beginning with the farmer transactions, data is captured at every stage of the supply chain. We then collect data as it relates to exporting and importing coffee beans, including coffee milling, ocean freight, import clearing and delivery to the final warehouse. We then obtain the roasting data, as well as information about our purchase orders and packaging. Upon delivery to our customers, the traceability data is uploaded to their portals for finished goods. Our technology and commitment to responsible sourcing enables us to transform anonymous, disjointed supply chains into transparent, connected systems. Traceability is a fundamental pillar of the value proposition we offer our customers, and is key to driving the industry shift that will positively impact small hold coffee farmers throughout the world.

Significant customer value proposition. Our value proposition enables us to develop successful beverage solutions roadmaps, to provide product innovation, and to grow with our customers. Consumer and market insights comprise the foundation of our product innovation process and customer program recommendations. As a research-driven organization, we utilize our industry and consumer insights across our product development and sales processes. Our end-to-end solutions are based on a cross-functional sales team approach that starts with insights and innovation, leads to product and taste profile development, on to sourcing and risk management, production, final packaging and logistics delivery, and is supported with marketing and continued process and program refinement.

Growth Strategies

Extend and enhance product offerings through innovation. Product innovation is paramount to our success. As the brand-behind-the-brand, we expect to continue to create new categories while innovating current products and formats at scale. We believe the liquid extracts category is one of the best near-term product expansion opportunities as customer tastes continue to shift to cold brew and RTD offerings.

Expand our customer base. We seek to expand our blue-chip customer base to further penetrate our existing channels. Our new customer pipeline is organized and quantified through a detailed process that facilitates our cross-functional team's efforts to grow our customer base.

Follow our customers with geographic expansion. Many of our blue-chip customers operate restaurants, hotels, convenience stores, and retail stores globally. Based on our estimates, we serve a substantial majority of our customers' locations in the United States, but a very small fraction of their locations in international markets. This creates a significant opportunity to increase our sales within our existing customer base by "going with" our customers where they currently operate.

Proven M&A platform with a highly accretive actionable pipeline of acquisition targets. Our management team has a proven track record of identifying, executing, and integrating acquisitions. We intend to leverage our proven value creation playbook to accelerate growth and realize synergies. Acquisitions will allow us to increase our customers, products, and geographies.

Continue to drive margin expansion. We have developed a vertically integrated infrastructure that allows for scalability and adaptability. We will continue to increase our scale in order to promote cost of goods sold efficiencies and improve our ability to leverage our fixed cost infrastructure. We will also continue to seek to improve gross profit, through driving sales growth in the high-margin liquid extracts segment.

Our Products

We are focused on building a brand-behind-the-brand platform supported by an organization with the capabilities to provide comprehensive value-added beverage solutions. Capitalizing on growing beverage categories and innovation, we offer a wide array of products that allow our customers to satisfy their customers' changing tastes and preferences.

Our diversified product offering includes whole bean and roast and ground coffee, including single serve cups, food service iced tea, retail and food service hot tea, extract-based products, and our RTD bottle and can beverage platform. These products reside in our Beverage Solutions segment.

We collaborate with customers from the consumer insights and product design phase of development through extract manufacture and end-of-the-line packaging. This approach makes us a valuable partner for our global customers to feed a constant pipeline of innovation into their business planning process, gives us a multi-year outlook far ahead of product launches and enables us to plan and deploy human resources and capital expenditures. Using this same platform, we are also able to toll produce for our customers.

As consumer preferences change and we integrate further as a key partner to our global customer base, we will continue to create new categories, innovate current products and formats at scale, and deliver the craft appeal across our offerings, with a baseline of the sustainable and better-for-you products that our customers are demanding.

Customer Channels

We seek to supply the world's most iconic brands with the world's most innovative coffee, tea, flavors, extracts, and ingredients products. As the brand-behind-the-brand, our long-tenured customers include blue-chip market leaders across the retail, restaurant and food service, convenience store and travel center, non-commercial account, CPG, and hospitality industries.

The mix of industries we serve provides a balance of in-home and out-of-home consumption. This diversification brings opportunities to leverage various products across industries and help us, regardless of shifting consumer patterns driving consumption at home or away, remain stable and balanced as a provider of the brand-behind-the-brand.

Supply Chain Traceability and Community Impact

We differentiate ourselves by situating our businesses at each point of aggregation in the supply chain, including coffee exporting, coffee importing and trading through our wholly owned subsidiaries Falcon Coffees Limited ("Falcon") and Rwanda Trading Company ("RTC"). These strategic holdings provide exceptional insight into each segment of the supply chain that allows us to better understand and manage risk.

We are focused on delivering a traceable and transparent supply chain for our customers. We have multiple programs and strategies designed to meet customers' varying needs, including the following:

Responsible Sourcing Strategy. We define responsible sourcing as the purchase and processing of coffee and tea in a manner that is fair to the people who grow and handle it, their employees, peers, and environments. We are committed to continuing to increase our responsibly sourced coffee and tea purchases. We have built a global supplier assurance framework in partnership with assurance experts, and we audit our coffee supplier network for compliance with our Responsible Sourcing Policy. Additionally, all tea purchases are third-party certified and we are increasing purchases of second party verified and third party certified coffee.

Farmer Direct Verified®. We seek to be the largest private label service provider in the world to enable digital traceability at scale from farm gate to the finished products across all beverage offerings. Our transparent sourcing program, Farmer Direct Verified® ("FDV"), provides transactional data throughout the supply chain. This, combined with multi-year trade relationships, enables deeper collaboration, encourages ethical practices in the supply chain, and lays a foundation to solve the sustainability issues of tomorrow. Communicating supply chain realities allows our customers to make informed decisions for their brands and leads to reinvestment in sustainable farms.

Raíz Sustainability. Raíz Sustainability is a proprietary third party-verified sustainable farming program. Raíz farmers receive training, services, and a $0.05 premium that makes their farms more environmentally sustainable and profitable. Raíz farmers also comply with internationally recognized standards for labor conditions, human rights, and environmental protection. Supply chain programs like Raíz allow us to spread sourcing risk across multiple partners, origins, quality types and farmer groups without giving up influence over matters material to our sourcing goals such as farmer livelihoods, yield improvements, and transparent data.

Raw Materials

Our primary raw materials are green coffee and tea. Green coffee is an exchange-traded commodity subject to price fluctuations. We purchase green coffee on a differential basis against the exchange price and on a negotiated flat-price basis.

The most common flat-priced coffee in our portfolio is Fairtrade USA-certified coffees. The pricing structure set up by Fairtrade USA offers the exporter price floor on an FOB Origin basis of $1.60 per pound for washed processed coffees and $1.55 per pound for natural processed coffees. Therefore, when the average price of green coffee per pound, or "C-Price," plus the differential for the conventional quality in question is below the Fairtrade minimum pricing, then we pay a flat price equal to the Fairtrade minimum price. When the C-Price plus the differential for the conventional quality in question is higher than the Fairtrade minimum pricing, then we revert to a differential based pricing mechanism against the C-Price that mirrors our normal purchasing process.

Due to significant demand and limited supply, some origins, such as Sumatra and Ethiopia, will price their top grades of export beans on a flat price that is mostly divorced from the C-Price.

We purchase raw materials through importers and exporters who source green coffee and tea from multiple different countries of origin around the world.

The supply and price of green coffee and tea are subject to volatility and are influenced by numerous factors which are beyond our control and can be affected by factors such as weather, politics, currency fluctuations and economics within the countries that export coffee. For most, but not all of our customers, increases in the cost of raw materials can be passed on to our customers in the form of higher prices.

Our hedging strategy is a vital element of our business model as it allows us to fix raw materials costs for inventory needed to serve our customers and grow our business, while minimizing the margin volatility associated with fluctuations in commodities prices. While our derivatives strategy is designed to mitigate the impacts of changing prices, no strategy can eliminate pricing risks, and we would generally remain exposed to supply risk in the event of non-performance by the counterparties in any one of our physical contracts. Failure to properly execute an effective hedging strategy may materially adversely affect our business and operating results.

We have a rigorous quality assurance protocol to ensure that our raw materials meet both Company and customer specifications and therefore do not inhibit our ability to meet the finished goods specifications of our clients. Prior to taking ownership, we validate physical and sensory compliance of green coffee. We also check finished goods for packaging, labeling, physical, and sensory compliance with our internal and external specifications prior to shipment.

We maintain long-term partnerships with our vendors that include rigorous and integrated quality and transparency programs. We procure only the highest quality ingredients. Our supplier approval and monitoring programs ensure that we can consistently deliver and exceed our customers' expectations.

Competition

The coffee, tea, flavors, extracts, and ingredients industry is highly competitive. We generally view our competition based on product lines and geography.

- In the U.S. coffee and tea industry, our products compete with Keurig Dr. Pepper Inc., Mother Parkers Tea & Coffee Inc, Trilliant Food and Nutrition, LLC, TreeHouse Foods, Inc., Finlays, Massimo Zanetti Beverage Group, Royal Cup Coffee and Sunny Sky Products, among others.
- In the flavors, extracts, and ingredients industry, our products compete with Kerry Foodservice Brands, Finlays, Javo Beverage, Givaudan, Symrise, International Flavors & Fragrances, Inc., Sunny Sky Products and Treatt, among others.

- In the multi-serve and RTD industry, our products compete against historically dominant legacy manufacturers, such as Dairy Farmers of America and O-AT-KA Milk Products LLC, and against newer entrants into this industry, which include Berner Foods, Trilliant, BevHub LLC, Niagara Bottling, HP Hood, Fairlife LLC, Steuben Foods and Mountaintop Beverage, LLC, among many others.
- In the international coffee and tea industry, our products compete with Massimo Zanetti Beverage Group and UCC Ueshima Coffee Co., LTD, among others.

We seek to differentiate ourselves from other providers by (i) sourcing coffee via traceable and transparent supply chains, (ii) providing our customers best-in-class product development and consumer insights across broad product offerings, and (iii) maintaining a large manufacturing footprint in varied geographic locations both in the U.S. and abroad which drives cost efficiencies due to scale and customer proximity to our products.

Intellectual Property

We own several U.S. trademarks and service marks that have been registered (or for which applications have been filed) with the United States Patent and Trademark Office. The duration of trademark registrations varies; however, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained. We believe our trademarks and service marks are integral to customer identification of our products. It is not possible to assess the impact of the loss of such identification. In addition, we own numerous registered domain names, and copyrights, trade secrets, proprietary technology, know-how, and other proprietary rights that are not registered.

Seasonality

The coffee and tea market is subject to some seasonal variations. Sales of hot coffee products are typically higher during the winter months compared to the summer months. Most of our customers define "coffee season" as September through February. However, sales of cold brew, iced tea and extract products from March through August helps mitigate the impact of this seasonality. In addition, the growing trend to "more than hot black coffee" is regulating seasonal variances.

Human Capital Management

As of December 31, 2024, we had 1,408 employees located around the globe, of which 1,111 employees were located in the United States. Of our employees located in the United States, 642 were hourly production employees. Our non-U.S. workforce of 297 employees was employed in Rwanda, Italy, UK, Germany, Malaysia, South Korea, Peru, France, Brazil, Dominican Republic and Ethiopia.

Total Compensation and Rewards. We provide competitive compensation and benefits which include market-based pay that is competitive for our geographies and our industry. We offer a full complement of health and welfare benefits such as health, dental, vision, life insurance, AD&D and other provisions comparable to most manufacturing companies in our space. A 401(k)-retirement plan is offered.

Workforce Culture. We focus on building a workforce that is responsive to customer needs, attentive to being efficient and cost conscious for our financial stakeholders, and innovative in seeking to create new products and services in the industry. We actively recruit for diverse talent and seek to build a culture reflective of the desires and the needs of the customers we partner with and serve.

Employee Health and Safety. We maintain a qualified staff of professionals to oversee, manage and apply all standards related to food safety, environment safety, and workplace safety standards by agencies that audit our facilities throughout the United States.

We believe our workforce is prepared to meet the needs of our customers and further the growth of our Company.

Regulatory Environment

As a leading manufacturer of coffee, tea, flavors, extracts, and ingredients, we comply with the Good Manufacturing Practices promulgated by the Food and Drug Administration (FDA) as part of our commitment to produce safe and high-quality beverage products. We are registered with the FDA, and we satisfy all legal and compliance requirements under the Food Safety Modernization Act (FSMA) and applicable state regulations. Our facilities are certified under the Global Food Safety Initiative (GFSI) schemes and operate under a Quality Management System to assure that we comply with all regulatory and customer requirements. Our quality management systems are periodically reviewed using an internal audit system to assure that our employees understand our commitment to food safety and high quality. We are also subject to the general industry requirements applicable to manufacturers, including the safety standards of the Occupational Safety and Health Administration and the environmental standards of the Environmental Protection Agency.

In addition to regulatory compliance, our corporate compliance program is designed to assure that our business is conducted in accordance with the highest ethical standards. We regularly conduct training on such matters as the Foreign Corrupt Practices Act so that our employees understand what is expected of them and how to raise issues of concern.

Available Information

The Company's website address is www.westrockcoffee.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish to, the SEC. Our Exchange Act filings can also be found at www.sec.gov.

Item 1A. *Risk Factors*

An investment in our Common Shares involves a variety of risks, some of which are specific to us and some of which are inherent to the industry in which we operate. The following risks and other information in this report or incorporated in this report by reference, including our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," should be read carefully before investing in our securities. These risks may adversely affect our financial condition, results of operations or liquidity. Many of these risks are out of our direct control, though efforts are made to manage those risks while optimizing financial results. These risks are not the only risks we face. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also adversely affect our business and operations. This Annual Report on Form 10-K is qualified in its entirety by all these risk factors.

Risks Related to Our Business

We may not be able to successfully build out operations or commercialize customers within the anticipated time frame following the recent opening of our new facility in Conway, Arkansas and may incur additional expenses in the process, which could hamper our ability to satisfy customer demand, meet revenue targets and generate positive operating cash flows.

In 2021, we purchased a 524,000 square foot manufacturing facility in Conway, Arkansas with the intent to build out the capacity and capabilities needed to meet our customer demand. Construction on the facility began in late 2022. Portions of the facility began commercial production in 2024, and the facility is expected to be fully operational in fiscal year 2025. If the facility does not become fully operational within our anticipated timeframe, or if we incur additional expenses in the process of opening this facility, it might hamper our ability to satisfy customer demand, meet revenue targets and generate positive operating cash flows.

Disruption in operations at any of our production and distribution facilities could affect our ability to manufacture or distribute products and could adversely affect our business and sales.

Our sales and distribution network requires a large investment to maintain and operate, and we rely on a limited number of production and distribution facilities. Our production capacity is currently concentrated in our Concord, North Carolina, North Little Rock, Arkansas and Johor Bahru, Malaysia facilities and, once it is fully operational, a significant portion of our extract and ready-to-drink production capabilities will reside at, and a significant portion of our expected future revenues and operating cash flows will be generated by, our facility in Conway, Arkansas. If we were to experience a prolonged disruption in the operation of these facilities due to damage from fire, natural disaster, power loss, utilities interruptions, labor shortages, regulatory or food safety issues, water scarcity or a failure of production equipment or information technology systems supporting our production processes, we may not have sufficient capacity at our other facilities to meet our customers' demands. While the Company has property and business interruption insurance for its manufacturing facility, such insurance may not be sufficient to cover all of the Company's potential losses, and may not continue to be available on acceptable terms, or at all. If demand increases more than we forecast, we will need to either expand our capabilities internally or acquire additional capacity. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more than existing facilities or may take significant time to start production, which would have an adverse impact on our financial condition, results of operations and cash flows.

In addition, we use a significant amount of water, electricity, gasoline, diesel and oil, natural gas and other energy sources to operate our production and distribution facilities. An increase in the price, disruption of supply or shortage of water, fuel and other energy sources that may be caused by increased demand or by events such as climate change, natural disasters, power outages, cyberattacks or the like, could lead to higher electricity, utilities, transportation and other commodity costs, which could negatively impact our profitability, financial condition or results of operations.

We have incurred net losses in the past, may incur net losses in the future, may not achieve or maintain profitability in the future, and fluctuations in our operating results make it difficult to project future results.

Our rapid growth makes it difficult for us to forecast our future operating results, which have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are beyond our control. In the years ended December 31, 2024, 2023 and 2022, we incurred net losses of $80.3 million, $34.6 million and $55.5 million, respectively. These losses could continue for the next several years as we expand our product offering and continue to scale our commercial operations by hiring additional personnel to improve the operations of our business and support public company compliance requirements, increasing our sales and marketing functions and expanding our manufacturing and distribution capabilities. If our products do not achieve sufficient market acceptance, our revenue growth rate may be slower than we expect, we may not be able to increase revenue enough to offset the increase in operating expenses resulting from investments, and we will not become profitable. Even if we are able to increase sales of our products, there can be no assurance that we will ever achieve or sustain profitability.

Any failure to retain key personnel or recruit qualified personnel could adversely impact our financial condition, results of operations and cash flow.

Our success depends on the contributions of key personnel and a consistent workforce, including production workers, support staff and executive team members. The competition for talent in the markets in which we compete is extremely high and candidates' preferences and expectations are evolving. We must continue to recruit, retain, motivate and develop management and other employees sufficiently to maintain our current business and support our projected growth and strategic initiatives. This may require that we adapt to evolving labor conditions and make significant investments in our employees, including through coaching, training or other professional development activities. Activities related to identifying, recruiting, hiring and integrating qualified individuals require significant time and attention. We may also need to invest significant amounts of cash and equity to attract talented new employees, the returns on which we may never fully realize. In this competitive environment, our business could be adversely affected by increased labor costs, including wages and benefits, cost increases triggered by compensation-related regulatory actions concerning wages, worktime scheduling and benefits; increased healthcare and workers' compensation insurance costs; increased wages and costs of other benefits necessary to attract and retain high quality employees with the appropriate skill sets and increased wages, benefits and costs related to any public health issues. In addition, our wages and benefits programs may be insufficient to attract and retain talented employees.

Our ability to achieve our key strategic objectives may be adversely affected if we are unable to successfully retain our talented employees, which may impact our financial condition and operating results. For example, our founder, Mr. Scott T. Ford, is an important leader for the business and any loss of service resulting from his absence would disrupt our business and likely adversely impact our operating performance. Further, any unplanned turnover or failure to develop or implement an adequate succession plan for our senior management and other key employees, could deplete our institutional knowledge, erode our competitive advantage, and negatively affect our business, financial condition and operating results. We do not maintain key person life insurance policies on any of our executive officers.

Further consolidation among our customers or the loss of any key customer could negatively affect our sales, profitability and future growth.

We have a number of large national account customers and the loss of or reduction in sales to one or more of them would likely have a material adverse effect on our operating results. For the fiscal year ended December 31, 2024, our top five customers accounted for approximately 36% of our net sales. To the extent that we do not have written contracts with customers, they can stop purchasing our products at any time without penalty and are free to purchase products from our competitors. There can be no assurance that our customers will continue to purchase our products in the same mix or quantities or on the same terms as they have in the past. Our customers may also take actions that we cannot control or anticipate, such as changing their business strategy or introducing products that may compete with ours.

Additionally, industry consolidation has generally led to our customers becoming larger and more sophisticated buyers of our products, leveraging their buying power and negotiating strength to improve their profitability through more favorable contractual terms. To the extent we provide contractual concessions such as lower prices or more favorable trade terms, our margins would be reduced. Over time, our inability to extend such concessions may negatively impact our sales revenue. Our customers may also face financial difficulties, bankruptcy or other business disruptions that may affect their ability to pay for our products, which could adversely affect our sales and profitability.

If we are unable to anticipate customer preferences and successfully develop new products, or if we fail to effectively manage the introduction of new products, our business will suffer.

Our business depends on our ability to satisfy our customers with our beverage products and their continued purchase of our products. Our customers generally have no obligation to continue or otherwise extend their purchasing, and there can be no assurance that our customers will continue or otherwise extend their purchasing for similar periods or for the same amount of our products.

The rate at which we retain our customers may decline or fluctuate as a result of a number of factors, including our end-use customers' changing preferences, the shift among millennial coffee drinkers from hot brew towards cold brew and extracts (or any reversion thereof), satisfaction with our products and their prices, the prices of competing products, mergers and acquisitions affecting our direct customers, the effects of global economic conditions, and reductions in customers' spending levels. If our customers do not continue purchasing our products, our revenues would decline, and we may not realize improved operating results from our customer base.

Our estimated addressable market and our continued penetration and expansion into additional markets is subject to inherent challenges and uncertainties that could have a material adverse effect on our results of operations and future growth opportunities.

Our total addressable market in the United States is calculated based on an estimated percentage of households that purchase coffee products at least once per year, which we generally estimate based on internal and third-party market research, historical surveys and interviews with market participants, which is inherently imprecise. As a result, our addressable market, as well as our estimates relating to the size and expected growth of the markets in which we operate, our penetration of those markets and our expectations regarding future opportunities, are based on assumptions and estimates that may prove inaccurate and are subject to significant uncertainty. If our assumptions, estimates or expectations prove to be inaccurate, there could be a material adverse effect on our business, financial condition and results of operations.

We believe that our future growth depends not only on serving existing customers, but also on continuing to get new customers and expanding our distribution base in the United States and internationally. In new geographic markets, we may face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, legal and regulatory, and other difficulties. Although we continue to evaluate sales and marketing efforts and other strategies to expand our supplier, customer and distribution bases, there is no assurance that we will be successful. If we are not successful, this could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future acquire companies, which can divert our management's attention and we may also be unable to integrate such businesses or identify and achieve their projected benefits.

A core part of our strategy is to grow through acquisitions. We currently are, and expect in the future to be, engaged in evaluating potential transactions. However, we may be unable to identify and consummate additional acquisitions, and we may incur significant transaction costs in seeking acquisitions that we do not complete. Furthermore, the identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not complete acquisitions on favorable terms, if at all. Such acquisitions may disrupt our ongoing business operations, divert management from their primary responsibilities, increase our expenses and subject us to increased regulatory requirements. In addition, we may not successfully integrate and manage businesses that we acquire or fully achieve anticipated cost savings and synergies from acquisitions in the timeframe we anticipate or at all and projections of the anticipated benefits of any acquisition can be negatively affected by intervening events beyond our control. There can be no assurance that we will successfully or efficiently integrate any businesses that we may acquire in the future, and the failure to do so could have a material adverse effect on our business, financial condition and operating results.

If we continue to grow rapidly, we may not be able to effectively manage the growth and increased complexity of our business and, as a result, our business, financial condition and operating results could suffer.

Our rapid growth has placed, and may continue to place, significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, supply chain, distribution capabilities, quality control, product development, regulatory support, customer service, sales force management and general and financial administration. We could also experience challenges in obtaining sufficient raw materials and manufacturing capacity to produce the products we sell, along with delays in production and shipments. As we continue to grow and potentially acquire other businesses, we will need to continue building our operational, financial and management controls as well as our reporting systems and procedures. Any enhancements, expansions and additions to our property, plant and equipment or workforce necessary to manage our growth could strain our resources, expose us to new legal risks in new jurisdictions, and cause operating difficulties. If we are unable to manage our growth and increased complexity effectively, we may be unable to execute our business plan, which could lead to a material adverse effect on our business, financial condition and operating results.

We are subject to U.S. and international laws and regulations that could adversely affect our business, including anti-corruption laws and trade controls laws, and noncompliance with such laws could subject us to criminal or civil liability. Any failure to comply with these laws or regulations correctly could result in a temporary halt in distribution of our products and other costs, affecting our business and profitability.

We are subject to various federal, state, local and foreign laws that affect how we conduct our business, including the manufacturing, safety, sourcing, labeling, storing, transportation, marketing, advertising, distribution and sale of our products, our relations with distributors and retailers, and our employment, environmental, privacy, health and trade practices. These laws and regulations and interpretations thereof are subject to change as a result of political, economic or social events. Any new laws and regulations or changes in existing laws or their interpretations, changes in international tax treaties or international trade policy, or the imposition of increased or new tariffs, quotas or trade barriers on key commodities, could result in increased compliance costs, capital expenditures, incremental investments and other financial obligations for us and our business partners, which could affect our profitability.

Our expanding international business will expose us to additional regulatory regimes, such as the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, the Malaysian Anti-Corruption Commission Act 2009, and other anti-corruption laws as well as trade control laws such as economic sanctions, customs and import laws, and export control laws and regulations. We have activities in jurisdictions that are perceived to present heightened risks of public corruption, and our operations in foreign countries may place us in contact with persons who may be considered "foreign officials" under the FCPA, resulting in greater risk of potential violations of the FCPA (or other applicable public corruption regimes). As we increase our international sales and business, our risks of non-compliance with the FCPA, other applicable anti-corruption or anti-bribery laws, and applicable trade control laws may increase. Although we have implemented policies and procedures designed to ensure that we, our employees and our intermediaries comply with these laws, there is no assurance that such policies or procedures will prevent illegal acts by our employees or intermediaries, or protect us against liability under the FCPA, other anti-corruption regimes, or trade sanctions laws.

Furthermore, there are an increasing number of state and local regulations in the United States related to, among other things, beverage packaging, labeling requirements, container deposits, recycling or beverage taxes. We anticipate more states to adopt similar legislation or regulations, requiring us to continuously monitor various state laws to ensure compliance.

Violations of these laws or regulations could have a material adverse effect on us, by imposing substantial financial penalties, significant operational limitations and reputational harm, diverting management's attention and resources and incurring significant defense costs and other professional fees. Investigations of potential violations of these laws by local, state, federal or foreign authorities could also harm our reputation and have an adverse impact on our business, financial condition and results of operations.

Future litigation or disputes could lead us to incur significant liabilities or harm our reputation.

We have in the past and/or may in the future become subject to legal proceedings (including class actions), disputes, claims, investigations, regulatory proceedings, or similar actions that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial matters, intellectual property claims, employment claims brought by our employees, product liability, product labeling, public statements and disclosures under securities laws, antitrust, advertising, consumer protection and wage and hour laws. Further, state or federal regulators could make inquiries and/or conduct investigations with respect to one or more of our products. We are subject to risk and uncertainties related to liabilities, including damages, fines, penalties, and substantial legal and related costs, that may result from these claims and litigation. Some or all of our expenditures to defend, settle, or litigate these matters may not be covered by insurance or could impact our cost of, and ability to obtain, insurance in the future. Further, because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Any material legal proceedings (including class actions), disputes, claims, investigations, regulatory proceedings, or similar actions could have a material adverse effect on our business, results of operations, and financial condition. Our business reputation and our relationship with our customers, suppliers, and employees may also be adversely impacted by our involvement in legal proceedings.

Even if any such litigation or claims lack merit, the process of defending against these claims may result in substantial costs to the business and divert management's attention and resources, which can harm our business, operating results and financial condition. Any adverse publicity resulting from allegations made in litigation claims or legal proceedings may also adversely affect our reputation, which in turn could adversely affect our operating results.

We are increasingly dependent on information technology and our ability to process data in order to operate and sell our products, and if we are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our products could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of customers and business.

We rely on information technology networks and systems and data processing (some of which are managed by third-party service providers) to market, sell and deliver our products, to collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of and share personal information, confidential or proprietary information, financial information and other information, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, to process and fulfill orders, for legal and marketing purposes and to comply with regulatory, legal and tax requirements. These information technology networks and systems may be vulnerable to data security and privacy threats, cyber and otherwise. Moreover, the risk of unauthorized circumvention of our security measures or those of third parties on whom we rely has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers. Further, breaches experienced by other companies may also be leveraged against us. We have technology security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that our operations are not disrupted or that data security breaches do not occur. If our information technology networks and systems or data processing suffer damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, they could cause a material adverse impact to our business, reputation and financial condition.

Despite our efforts to protect our information technology networks, systems and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. Our security measures may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy or measures can address all possible security threats. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance. We cannot be certain that we will be able to address any such vulnerabilities, in whole or part, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities and taking such remedial steps could adversely impact or disrupt our operations. We expect similar issues to arise in the future as our products are more widely adopted, we continue to expand the features of existing products and introduce new products and we process, store, and transmit increasingly large amounts of personal and/or sensitive data.

An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or for customer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, loss of confidence in our business, diversion of management's time and attention, and significant fines, penalties, assessments, fees and expenses.

We may not have adequate insurance coverage for handling security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney's fees and other impacts that arise out of incidents or breaches. The successful assertion of one or more large security incident or breach-related claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could harm our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss.

The unauthorized access, theft, use or destruction of personal, financial or other confidential information relating to our customers, suppliers, employees or business could expose us to reputational damage and operational risk, negatively affect our business and expose us to potential liability.

The protection of our customer, supplier, employee, and business data and confidential information is critical. We are subject to new and changing privacy and information security laws and standards that may require significant investments in technology and new operational processes. The use of electronic payment methods and collection of other personal information exposes us to increased risk of privacy and/or security breaches. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmitting, and storing personal information from individuals, including our customers, suppliers and employees, and our security measures may not effectively prohibit others from obtaining improper access to such information. We also rely on third-party, cloud-based technologies, which results in third-party access and storage of business data and confidential information. Employees or third parties with whom we do business or to whom we outsource certain information technology or administrative services may attempt to circumvent security measures in order to misappropriate such information and may purposefully or inadvertently cause a breach involving such information. If we experience a data security breach of any kind or fail to respond appropriately to such incidents, we may experience a loss of or damage to critical data, suffer financial or reputational damage or penalties, or face exposure to negative publicity, government investigations and proceedings, private consumer or securities litigation, liability or costly response measures. In addition, our reputation within the business community and with our customers and suppliers may be affected, which could result in our customers and suppliers ceasing to do business with us, which could adversely affect our business and results of operations.

We may become subject to intellectual property disputes or be forced to defend our intellectual property rights, which can be costly and may subject us to significant liability and increase our costs of doing business.

Third parties may be able to successfully challenge, oppose, invalidate, render unenforceable, dilute, misappropriate or circumvent our trade secrets, trademarks, copyrights and other intellectual property rights. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Actions we may take to enforce or defend our intellectual property rights may be expensive and divert management's attention away from the ordinary operation of our business, and our inability to secure and protect our intellectual property rights could materially and adversely affect our brand and business, operating results, financial condition and prospects. Furthermore, such actions, even if successful, may not result in an adequate remedy or protection. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. If we are found to infringe on the intellectual property rights of others, we could incur significant liability for damages, be enjoined from continuing to manufacture, market or use the affected product, or be required to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. Similarly, changing products or processes to avoid infringing the rights of others may be costly or impracticable.

The covenants in our Credit Facilities and our future levels of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility.

As of December 31, 2024, we had outstanding total indebtedness of $447.7 million, of which $371.1 million bears interest at a variable rate. Any subsequent additions to our indebtedness or increases in market rate of interest increases could impact our financial flexibility due to increased cash flows required to make required interest and principal payments. Greater demands on our funds may limit our ability to invest in our growth, including inhibiting our ability to meet working capital requirements, make capital expenditures or fund acquisitions. Increased indebtedness may also limit our ability to adjust to rapidly changing market conditions, making us more vulnerable to general adverse industry and economic conditions, which could create a competitive disadvantage relative to our competitors.

The Credit Agreement contains various affirmative and negative covenants that may, subject to specified significant exceptions, restrict our ability, including specified material subsidiaries, to incur debt and our ability, including specified material subsidiaries, to, among other things, have liens on our property, merge or consolidate with any other person or sell or convey assets above a specified minimum threshold to any one person, and engage in sale-and-leaseback transactions depending on the characterization of the proceeds. Our ability, including specified material subsidiaries, to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants or make payments could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations.

Operating and growing our business may require additional capital, and if capital is not available to us, our business, operating results, financial condition and prospects may suffer.

Operating and growing our business is expected to require further investments in our capabilities and operations. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital. If our cash needs exceed our expectations or we experience rapid growth, we could experience strain in our cash flow, which could adversely affect our operations in the event we are unable to obtain other sources of liquidity. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to our then-existing stockholders or higher levels of leverage. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives, to grow both organically and through acquisitions, and to respond to business opportunities, challenges or unforeseen circumstances, could be significantly limited, and our business, operating results, financial condition and prospects could be materially and adversely affected.

Exercise of redemption rights by the holders of our Series A Preferred Shares may adversely affect the cash that we have available for other purposes and our ability to execute our business strategy.

After February 26, 2028, any holder of Series A Preferred Shares may require Westrock to redeem all or any whole number of such holder's Series A Preferred Shares in cash, subject to applicable law and the terms of any credit agreement or similar arrangement pursuant to which a third-party lender provides debt financing to Westrock or its subsidiaries, at a redemption price per share equal to the greater of (a) the liquidation preference and (b) the product of (i) the number of Common Shares that would have been obtained from converting one Series A Preferred Share on the redemption notice date and (ii) the simple average of the daily volume-weighted average price per Common Share for the ten (10) trading days ending on and including the trading day immediately preceding the redemption notice date. Assuming that the liquidation preference of the Series A Preferred Shares remains $11.50 per share and all 23,510,527 Series A Preferred Shares remain outstanding after February 26, 2028, we estimate an aggregate redemption payment of at least approximately $270.4 million. If Westrock was required by the holders to redeem a significant number of Series A Preferred Shares, Westrock may not have enough cash available (including through draws on its credit facility) for other purposes such as servicing its debt, paying dividends on the Common Shares, repurchases of Common Shares, financing acquisitions or other expansions, paying employee incentives and executing its business strategy. An outflow of a significant amount of cash from Westrock as a result of redemptions of the Series A Preferred Shares may cause a deterioration in the financial condition of Westrock and our ability to pay our other obligations and/or execute our business strategy. The impact of such redemptions on Westrock will depend, among other things, on the financial condition of Westrock at the time of such redemptions, including the amount of available cash on hand and ability to draw on Westrock's credit facilities or obtain other sources of financing, the business strategies and objectives of Westrock at that time and the magnitude of such redemptions. Additionally, we may reserve cash, refrain from pursuing other business objectives and/or direct cash away from other business objectives to ensure that we have sufficient available cash to satisfy holder redemptions and this may adversely affect our business, financial condition and ability to execute our business strategy.

A change in the assumptions used to value our goodwill or other intangible assets, or the impairment of our goodwill or intangible assets, could negatively impact our financial condition and operating results.

Goodwill represents the excess of cost over fair value of net assets acquired in a business combination. Impairment may result from significant changes in the manner of use of the acquired assets, negative industry, or economic trends, and/or any changes in key assumptions regarding our fair value. At December 31, 2024, we had $116.1 million of goodwill on our Consolidated Balance Sheets. Any negative industry or economic trends, such as rising costs due to persistent inflationary impacts, continued increases in interest rates, or other market, industry, or operational trends, and/or any changes in key assumptions could result in further impairment of our goodwill, which would negatively impact our reported results of operations.

Changes in tax laws may adversely affect us, and the IRS, other tax authorities, or a court may disagree with our tax positions, which may result in adverse effects on our financial condition or the value of our Common Shares.

Our tax position could be impacted by changes in U.S. federal, state and local and non-U.S. tax laws and changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions. Any of the foregoing changes may have a material adverse impact on our results of operations, cash flows, and financial condition.

There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. The likelihood of such changes being enacted or implemented is unclear. Any of these developments or changes in federal, state and local and non-U.S. tax laws could adversely affect our effective tax rate and our operating results. In addition, the administrative interpretations, decisions, policies and positions of the IRS and various other taxing authorities with respect to current and future tax laws may be subject to significant change and such guidance could ultimately increase or lessen the impact of such tax laws on our business and financial condition. In the absence of such guidance, we will take positions with respect to a number of unsettled issues. There is no assurance that the IRS, any other tax authorities, or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

The accuracy of Westrock's financial statements and related disclosures could be adversely affected if the judgments, assumptions or estimates used in Westrock's critical accounting policies are inaccurate.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in Westrock's consolidated financial statements and related notes. If future events differ significantly from the judgments, assumptions and estimates in Westrock's critical accounting policies, those events or assumptions could have a material impact on Westrock's consolidated financial statements and related disclosures.

In addition, changes in accounting interpretations or assumptions could impact Westrock's financial statements and Westrock's ability to timely prepare Westrock's financial statements. Westrock's inability to timely prepare Westrock's financial statements in the future could materially and adversely affect Westrock's share price.

Westrock's board of directors and management have significant control over Westrock's business.

As of December 31, 2024, Westrock's directors and executive officers beneficially own, directly or indirectly, in the aggregate, 32,153,753 shares of Common Shares, representing an aggregate of approximately 27.3% of the combined voting power of Westrock's outstanding capital stock (excluding any Warrants, options or other securities exercisable for Common Shares). As a result, in addition to their day-to-day management roles, Westrock's executive officers and directors are able to exercise significant influence on Westrock's business as stockholders, including influence over election of members of the board of directors and the authorization of other corporate actions requiring stockholder approval.

Certain provisions in Westrock's certificate of incorporation and bylaws, the Investor Rights Agreement and of Delaware law may prevent or delay attempts to acquire a controlling interest in Westrock, which could decrease the trading price of Common Shares.

Westrock's certificate of incorporation and bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others, our classified board structure, the inability of our stockholders to call a special meeting, rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings, the right of our board of directors to issue preferred stock without stockholder approval, the inability of stockholders to remove directors without cause until the class to which such directors belong is declassified, the ability of our directors, not our stockholders, to fill vacancies on the board of directors and certain rights of the Series A Preferred shareholders.

On June 29, 2023, Westrock entered into the Amended and Restated Investor Rights Agreement (the "Amended and Restated Investor Rights Agreement") with (i) Westrock Group, LLC, The Stephens Group, LLC, Sowell Westrock, L.P. and any affiliate of Joe T. Ford, Scott T. Ford, Witt Stephens, Jim Sowell or their respective families that becomes an owner of any shares of Westrock's common stock from another WCC Investor and becomes a party to the Amended and Restated Investor Rights Agreement, so long as such person remains an affiliate of Joe T. Ford, Scott T. Ford, Witt Stephens, Jim Sowell or their families (the "WCC Investors"), (ii) BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC, and any controlled affiliate of Brown Brothers Harriman & Co. (the "BBH Investors") that becomes an owner of any shares of Westrock's common stock or the Series A Convertible Preferred Stock from another BBH Investor and becomes a party to the Amended and Restated Investor Rights Agreement, so long as such person remains a controlled affiliate of Brown Brothers Harriman & Co., (iii) Riverview Sponsor Partners, LLC and any controlled affiliate of Brad Martin that becomes an owner of any shares of Westrock's common stock from another RVAC Investor and becomes a party to the Amended and Restated Investor Rights Agreement, so long as such person remains an affiliate of Brad Martin (the "RVAC Investors") and (iv) HF Direct Investments Pool, LLC and any controlled affiliate of HF Capital, LLC that becomes an owner of any shares of Westrock's common stock from another HF Investor and becomes a party to the Amended and Restated Investor Rights Agreement, so long as such person remains an affiliate of HF Capital, LLC (the "HF Investors" together with the WCC Investors, BBH Investors and RVAC Investors, the "Investor Parties"). The Amended and Restated Investor Rights Agreement contains certain provisions that may prevent or delay attempts to acquire a controlling interest in Westrock, including board designation and other approval rights of the Investor Parties.

In addition, because Westrock does not elect to be exempt from Section 203 of the DGCL, this provision could also delay or prevent a change of control that you may favor. Section 203 of the DGCL provides that, subject to limited exceptions, a person that acquires, or is affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an "interested stockholder") must not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Westrock is an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make the Common Shares less attractive to investors.

Westrock is an "emerging growth company," as defined in the JOBS Act. For as long as Westrock continues to be an emerging growth company, Westrock may take advantage of exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. It is unclear whether investors will find Common Shares less attractive because Westrock may rely on these exemptions. If some investors find Common Shares less attractive as a result, there may be a less active trading market for Common Shares, and Westrock's stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Westrock has elected to avail itself of this exemption from new or revised accounting standards. As a result, Westrock's financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates, and Westrock will incur additional costs in connection with complying with the accounting standards applicable to public companies at such time or times as they become applicable to Westrock.

<u>**Risks Related to Our Industry**</u>

Increases in the cost of green coffee may not be able to be passed through to customers, which could adversely impact our gross margins and profitability.

Our primary raw material green coffee is an exchange-traded agricultural commodity that is subject to price fluctuations, depending on a variety of factors, including outside speculative influences such as indexed and algorithmic commodity funds, climate patterns in coffee-producing countries, economic and political conditions affecting coffee-producing countries such as unrest and armed conflict, foreign currency fluctuations, real or perceived supply shortages, crop disease (such as coffee rust) and pests, general increase in farm inputs and costs of production, an increase in green coffee purchased and sold on a negotiated basis rather than directly on commodity markets in response to higher production costs relative to "C" market prices, acts of terrorism, pandemics or other disease outbreaks, government actions and trade barriers or tariffs, and the actions of producer organizations that have historically attempted to influence green coffee prices through agreements establishing export quotas or by otherwise limiting coffee supplies. During the year ended December 31, 2024, market prices for green coffee increased approximately 70%, and from January 1, 2025 through the date of this Annual Report on Form 10-K, the "C" market price has continued to increase, surpassing $4.00 per pound of green coffee, reaching all-time highs. Additionally, specialty green coffees tend to trade on a negotiated basis at a premium above the "C" market price. Such premium, depending on the supply and demand at the time of purchase, may be significant.

Depending on contractual limitations, we may be unable to pass these costs on to our customers by increasing the price of products. If we are unable to increase prices sufficiently to offset increased input costs, or if our sales volume decreases as a result of price increases, our operating results and financial condition may be adversely affected. Additionally, if we are unable to purchase sufficient quantities of green coffee due to any of the factors described herein or a worldwide or regional shortage, we may not be able to fulfill the demand for our products, which could have an adverse impact on our business and financial results.

We have historically utilized, and expect to continue to utilize, various types of derivative instruments, including forward contracts, futures contracts, and option contracts to hedge our exposure to the commodities price variability of green coffee. Our hedging strategy is an important part of our business model as it allows us to fix raw materials costs for inventory needed to grow our business, while minimizing the margin volatility associated with fluctuations in the prices of green coffee. As part of that strategy, we track the spread between sales price and material costs as a means of determining the efficiency of our pricing strategy. While our derivatives strategy may mitigate the impacts of volatile green coffee prices, no strategy can eliminate all pricing risks, and we generally remain exposed to supply risk in the event of nonperformance by the counterparties in any one of our physical contracts. Failure to properly execute an effective hedging strategy with respect to the price of green coffee may materially adversely affect our business and operating results.

Fluctuations in other commodity prices and in the availability of certain of our ingredients and packaging materials could negatively affect our margins and profitability.

In addition to green coffee, our other commodity inputs are also exposed to the risk of cost fluctuations. These inputs include tea, spices, sugar, dairy and the materials used in our packaging, such as carton board and plastic. Although these commodities may be available from a number of sources, we have very little control over the factors that can influence the prices we pay, including economic and political conditions, foreign currency fluctuations, transportation and storage costs, export restrictions, weather conditions and global climate patterns, and natural disasters (including floods, droughts, frosts, earthquakes and hurricanes). In addition, some of our ingredients and packaging materials may only be available from a single or few suppliers, which could exacerbate those factors. Changes in the prices we pay may take place on a monthly, quarterly or annual basis depending on the product and supplier. We do not purchase any derivative instruments to hedge cost fluctuations in these other commodities like we do with respect to green coffee, but we may do so in the future. As a result, to the extent we are unable to pass along such costs through price increases, our margins and profitability will decrease. High and volatile commodity prices can also place more pressures on short-term working capital funding. Additionally, if as a result of these factors, we are unable to obtain these commodities, we may not be able to fulfill the demand for our products, which could have an adverse impact on our business and financial results.

We are subject to risks associated with operating a coffee trading business and a coffee exporting business, including those associated with the availability and prices of green coffee.

Falcon, our coffee trading business headquartered in the United Kingdom, operates as a separate subsidiary, and we maintain a coffee exporting business in Peru. RTC, our coffee exporting business headquartered in Rwanda, is also operated as a separate subsidiary. As a purchaser and reseller of coffee, Falcon engages in commodity hedging and is reliant on third-party logistics suppliers to fulfill its commitments. Disruptions in Falcon's supply chain could result in the failure to deliver on commitments, which could adversely impact Falcon's business, cash flows and financial performance. Both RTC and Falcon rely on third party financing sources to purchase coffee for resale, and in each case, the failure to maintain an adequate source of working capital would have a material adverse impact on their respective businesses, cash flows and financial performance. The availability and prices of green coffee are subject to wide fluctuations, including impacts from factors outside of our control such as changes in weather conditions, climate change, rising sea levels, crop disease, plantings, government programs and policies, competition, and changes in global demand. These price fluctuations can adversely affect the business of each of Falcon and RTC.

We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on suppliers and third-party transportation carriers for shipment of our products.

Our business depends on our relations with key suppliers to maintain a steady supply of green coffee, tea, and other ingredients and packaging materials. If any of these supply relationships deteriorate or we are unable to renegotiate contracts with suppliers (with similar or more favorable terms) or find alternative sources for supply, we may be unable to procure a sufficient quantity of high-quality coffee beans, tea and other ingredients and raw materials at prices acceptable to us or at all which could negatively affect our results of operations. Nonperformance by suppliers and the lack of alternative suppliers could expose us to supply risk under purchase commitments for coffee, tea, and other ingredients for delivery in the future. Further, there may be a limited numbers of suppliers for certain ingredients, and, as a result of this concentration, our business and operations may in the future be negatively affected if our key suppliers experience significant disruptions affecting the price, quality, availability or timely delivery of their products, we suffer a partial or complete loss of, or a significant adverse change in the relationship with, any one of our key suppliers or any key suppliers refuse or are unable to provide us with necessary ingredients and raw materials. Additionally, supply is affected by many factors in the coffee-growing countries including weather, pest damage, economic conditions, acts of terrorism, as well as efforts by coffee growers to expand or form cartels or associations. Our operations are also exposed to the political and social environment of the emerging and less developed markets from which we source coffee beans, including Africa, Indonesia, and Central and South America. These regions have the potential for civil and political unrest, and such instability could affect our ability to purchase coffee from those regions. If green coffee beans from a region become unavailable or prohibitively expensive, we could be forced to use alternative coffee beans or discontinue certain blends, which could adversely impact our sales. Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss at any of our roasting plants or suppliers, interruptions in service by our third-party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, pandemics, social or labor unrest, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative impact on our business and our profitability. Product shortages could result in disruptions in our ability to deliver products to our customers, a deterioration of our relationship with our customers, decreased revenues or an inability to expand our business.

The industry for coffee and liquid extract consumables is highly competitive, resulting in a high degree of competitive pressure on our products. Our inability to maintain or grow market share through continued differentiation of our products and competitive pricing could adversely affect our financial condition, operating results and cash flow.

Our industry is highly competitive, including with respect to price, product quality and sourcing techniques, and competition could become increasingly intense due to the relatively low barriers to entry and industry consolidation. We face competition from many sources that vary in size and sophistication, including institutional foodservice divisions of multinational manufacturers of retail products, wholesale foodservice distributors, regional and national coffee roasters, specialty coffee suppliers, and retail brand beverage manufacturers, many of which have greater financial and other resources than we do and may have lower fixed costs and/or are substantially less leveraged than our company. Competitive pressures can, among other things, restrict our ability to increase prices and maintain price increases in response to commodity and other cost increases. Our inability to effectively assess, timely adapt and properly set pricing may negatively affect our ability to achieve the objectives of such price increases.

We consider our roasting and blending methods essential to the flavor and richness of our coffees. Because our roasting methods cannot be patented, we would be unable to prevent competitors from copying these methods if such methods became known. In addition, competitors may be able to develop roasting or blending methods that are more advanced than our production methods, which may also harm our competitive position.

Quality control problems or food safety issues could adversely affect our sales and brand reputation, lead to product recalls or result in product liability claims.

Selling products for human consumption involves inherent legal risks. Our success depends on our ability to provide customers with high-quality products and service. Although we take measures to ensure that we sell only fresh products, we have no control over our products once they are purchased by our customers. Additionally, clean water is critical to the preparation of coffee, tea and other beverages, and we have no ability to ensure that our customers use a clean water supply to prepare these beverages. Instances or reports of food safety issues involving our products, whether or not accurate, such as unclean water supply, food or beverage-borne illnesses, tampering, contamination, mislabeling, or other food or beverage safety issues, including due to the failure of our third-party co-packers to maintain the quality of our products and to comply with our product specifications, could damage the value of our brands, negatively impact sales of our products, and potentially lead to product recalls, production interruptions, product liability claims, litigation or damages. We maintain product liability insurance coverage in amounts we believe to be adequate. However, we cannot assure stockholders that we will not incur claims or liabilities that exceed the amount of our insurance coverage. A significant product liability claim (whether or not successful), a product liability judgment against us or a widespread product recall or the damage to our reputation resulting therefrom could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Climate change, severe weather patterns, and water scarcity could have a material adverse effect on our business and results of operations.

Increasing concentrations of carbon dioxide and other greenhouse gases in the atmosphere will continue to have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather events and natural disasters. Coffee growing countries have been dramatically affected by these climate changes. The rainy and dry seasons are becoming unpredictable in their start and length, which is affecting the development of coffee cherries.

These weather pattern changes, by reducing agricultural productivity in certain regions, may reduce the supply and quality of important agricultural ingredients for our products and drive up their costs, and this could have a material adverse effect on our business, financial condition, or results of operations. Water is used throughout the production of coffee and our other products from growing at the farm, cooling the beans after roasting, and brewing and bottling products for consumption. Scarcity of water sources in our supply chain could also constrain our supply and increase costs. Further, if any of our municipal water sources to our facilities, including our Conway, Arkansas facility, were curtailed or eliminated as a result of, for example, a natural disaster, work stoppage or other significant event that disrupted water flow from such municipal source, we may have to purchase water from other sources, which could increase water and transportation costs and could result in supply shortages. In addition to these impacts, more frequently occurring or longer-duration extreme weather events or increased severity of such conditions could disrupt our supply chain, damage our production capabilities and reduce demand for our products. As a result, the changing global climate could adversely affect our long-term performance.

Our business may fluctuate as a result of seasonality.

The coffee and tea market is subject to some seasonal variations. Sales of hot coffee products are typically higher during the winter months compared to the summer months. Most of our customers define "coffee season" as mid-September through April. Our quarterly operating results may fluctuate as a result of these seasonal trends. If we are unable to adjust our production to these seasonal variations, we may not be able to fulfill demand for our products or we may overproduce our products, either of which could adversely affect our performance.

<u>**Risks Related to General Economic and Other Conditions**</u>

Our business, revenue and profits and the businesses of our suppliers and our customers depend on the level of customer spending for discretionary items, which is sensitive to general economic conditions and other factors.

Our products are discretionary items for end-use customers, and customer demand is highly sensitive to changes in overall economic, political and other conditions that impact consumer confidence and spending. Global economic forces and conditions beyond our control affect our business both directly and indirectly through the business of our suppliers and our customers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, inflation, interest rates, energy costs (including the price of gasoline), tax rates in the markets where our products are sold to end-use customers, global conflicts, natural disasters, climate change, acts of terrorism and public health issues (such as the COVID-19 pandemic). Consumers also have discretion as to where to spend their disposable income and may choose to forgo our products or purchase other items. As global economic and other conditions continue to be volatile, and economic uncertainty remains, trends in consumer discretionary spending and levels of disposable income remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products, decreased prices, increased costs to make sales, and harm to our business and results of operations.

These financial and operational difficulties faced by both us and our suppliers could also increase the cost of the products we purchase, the timing of settlement for our obligations to the suppliers, or our ability to source products from them. We might not be able to pass on our increased costs to our customers and, to the extent these difficulties impact the timing of settlement for our obligation to the supplier, we may have a decrease in our cash flow from operations and may have to use our various financing arrangements for short-term liquidity needs.

Supply chain disruptions and cost increases related to inflation are having, and could continue to have, an adverse effect on our business, operating results and financial condition.

Westrock attempts to mitigate the impacts of inflation and supply chain disruptions, wherever possible. Our mitigation strategies, including working with our warehouse and over the road haulage vendors, have provided us the necessary flexibility to respond to the risks, and have ensured that we have adequate access to raw materials to reliably provide our customers with the high-quality products they expect. In addition, where possible, we seek to recover inflation impacted costs by passing these costs onto our customers through periodic pricing increases. However, our pricing increases often lag our cost increases, including increases in commodity costs. At this time, it is too early to determine what impact these inflationary pressures and supply chain disruptions will have on our long-term growth strategies, as there is uncertainty in how long these risks may persist, and to what extent we will be successful in passing these increased costs to our customers.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

Material risks of cybersecurity threats are integrated into the Company's overall risk management program and managed across the Company, utilizing internal and third-party expertise. To protect our information systems from a cybersecurity threat, certain tools have been implemented within our IT network to help prevent, identify, detect, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. The Company also leverages the services and tools of a third-party cybersecurity firm to identify, prioritize, assess, mitigate and remediate reasonably foreseeable cybersecurity risks and threats.

To identify, detect and respond to a cybersecurity incident, we conduct proactive cybersecurity reviews of systems and applications, audit applicable data policies, perform penetration testing, perform incident response capability reviews and exercises, conduct annual employee training, monitor emerging laws and regulations related to data protection and information security (including intellectual property) and implement appropriate changes. The Company has implemented a cybersecurity incident response plan that outlines the Company's process for preparing for a cybersecurity incident, detecting, analyzing, containing, eradicating and recovering from such incident, and provides guidance for post-incident analysis. Additionally, we have established a Cyber Incident Committee that is comprised of leadership across the Company's finance, legal, accounting, internal audit and IT organizations to provide guidance and monitor overall company cybersecurity.

When a cybersecurity incident occurs, the Company prioritizes responding to and containing the threat and minimizing any business impact as appropriate. Each incident is evaluated, to determine the operational and financial significance, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact. An incident that reaches a specific level of severity is reported to the Cyber Incident Committee within pre-determined time frames. In such instance, the Cyber Incident Committee monitors the incident through resolution and post-incident analysis.

To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For additional discussion of cybersecurity risks or the impact of previous cybersecurity incidents, see Item 1A. Risk Factors "*Risks Related to Our Business"* in this Annual Report on Form 10-K.

Governance

The Company's board of directors is responsible for overseeing the Company's risk management program and has designated its Audit & Finance Committee with specific responsibility for overseeing cybersecurity risks, among other risks. The Company's cybersecurity organization is led by our Director of Information Security ("DOIS"), who is responsible for assessing and managing material risks that result from cybersecurity threats, and reports to the Senior Vice President and Chief Information Officer ("CIO"). The CIO and the Audit & Finance Committee monitor the prevention, detection, mitigation and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes.

Our DOIS has nearly a decade of experience within cybersecurity functions and his skillset includes security architecture and engineering, incident response and penetration testing. Our CIO joined the Company in 2023 and most recently served as CIO and VP at another large, publicly-traded organization and has held other vital IT positions over the course of his over 25 year career.

The Audit & Finance Committee regularly reviews our cybersecurity program with our CIO and management and reports to the Board of Directors. Cybersecurity reviews by the Audit & Finance Committee generally occur annually, or more frequently as determined to be necessary or advisable. Additionally, on a quarterly basis, members of the Audit & Finance Committee receive updates from our CIO regarding matters of cybersecurity, including, but not limited to, information on new and/or existing cybersecurity risks and management's response to such risks, cybersecurity and data privacy incidents, if any, and status on key information security initiatives.

Item 2. *Properties*

The following table summarizes the principal properties used by Westrock in connection with its roasting, manufacturing, and distribution operations, by segment as of December 31, 2024.

Location	Approximate Size in Square Feet	Purpose	Owned / Leased	Segment
Concord, NC (Main)	256,000	Roasting, Manufacturing, Distribution	Owned	Beverage Solutions
Concord, NC (Commercial Park)	110,000	Manufacturing	Owned	Beverage Solutions
North Little Rock, AR (Collins)	85,000	Roasting, Manufacturing	Owned	Beverage Solutions
Conway, AR (Exchange)	524,000	Roasting, Manufacturing, Distribution	Owned	Beverage Solutions
Conway, AR (Clark)	530,000	Distribution	Leased	Beverage Solutions
Kigali, Rwanda	64,000	Manufacturing, Export	Owned	SS&T
Johor Bahru, Malaysia	92,000	Roasting, Manufacturing	Leased	Beverage Solutions

Management believes that the Company's sites are adequate to support the business and that the properties have been well maintained.

Item 3. *Legal Proceedings*

A description of the legal proceedings can be found in Note 21, Commitments and Contingencies, to the consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K, and is incorporated into this Item 3.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

The Company's common stock is listed on the Nasdaq Global Market under the symbol "WEST". As of February 28, 2025, there were 18 holders of record of our Common Shares, which does not include holders whose shares are held in nominee or "street name" accounts through banks, brokers or other financial institutions.

Dividend Policy

We have not declared or paid any dividends on our Common Shares as of December 31, 2024. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Stock Performance Graph

The following graph shows the cumulative total shareholder returns for our Common Shares from August 29, 2022 through December 31, 2024, relative to the performance of the Nasdaq Composite Total Return (broad market comparison), the S&P 500 (broad market comparison) and the S&P Food and Beverage Select Industry Index (line of business comparison). The graph assumes $100 was invested in the Company's Common Shares and each of the indices listed above on August 29, 2022 (and all dividends, if any, were reinvested).



Comparison of 29 Month Cumulative Total Return
Assumes Initial Investment of $100
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
08/29/2022
09/30/2022
12/31/2022
03/31/2023
06/30/2023
09/30/2023
12/31/2023
03/31/2024
06/30/2024
09/30/2024
12/31/2024
Westrock Coffee Company
NASDAQ Composite
S&P 500
S&P Food & Beverage Select Industry Index

Cumulative Total Stockholder Returns
Based on Investment of $100.00 Beginning on August 29, 2022

	8/29/2022	9/30/2022	12/31/2022	3/31/2023	6/30/2023	9/30/2023	12/31/2023	3/31/2024	6/30/2024	9/30/2024	12/31/2024
Westrock Coffee Company	$ 100.00	$ 89.75	$ 116.07	$ 106.33	$ 94.43	$ 76.97	$ 88.69	$ 89.73	$ 88.86	$ 56.46	$ 55.76
NASDAQ Composite	100.00	88.06	87.37	102.26	115.61	111.06	126.37	138.14	149.84	153.97	163.74
S&P 500	100.00	89.11	95.85	103.04	112.04	108.38	121.05	133.82	139.56	147.77	151.33
S&P Food & Beverage Select Industry Index	100.00	88.89	96.87	99.38	98.53	92.82	98.96	104.82	101.10	106.94	104.21

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2024, there was no share repurchase activity made by or on behalf of the Company.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following is a discussion of our financial condition at December 31, 2024 and 2023 and our results of operations for each of the years in the three-year period ended December 31, 2024. The purpose of this Item 7 is to focus on material information relevant to an assessment of our financial condition and results of operations that is not otherwise apparent from the consolidated financial statements and footnotes. This discussion should be read in conjunction with the disclosure regarding "Forward-Looking Statements" as well as the risks discussed under Part I, Item 1A "Risk Factors", and our consolidated financial statements and notes thereto included under Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Overview

Westrock Coffee Company, a Delaware corporation (the "Company," "Westrock," "we," "us," or "our"), is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the United States, providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to the retail, food service and restaurant, convenience store and travel center, noncommercial account, CPG, and hospitality industries around the world.

Our platform is built upon four fundamental pillars that enable us to positively impact the coffee, tea, flavors, extracts, and ingredients ecosystems from crop to cup: (i) we operate a transparent supply chain, (ii) we develop innovative beverage solutions tailored to our customers' specific needs, (iii) we deliver a high quality and comprehensive set of products to our customers, and (iv) we leverage our scaled international presence to serve our blue-chip customer base. These four tenets comprise the backbone of our platform and position us as a leading provider of value-added beverage solutions. By partnering with Westrock, our customers also benefit from the benchmark-setting responsible sourcing policies and strong Environmental, Social, and Governance focus surrounding our products, top tier consumer insights, and a differentiated product ideation process. Leading brands choose us because we are singularly positioned to meet their needs, while simultaneously driving a new standard for sustainably and responsibly sourced products.

We operate our business in two segments: Beverage Solutions and Sustainable Sourcing & Traceability ("SS&T").

Beverage Solutions: Through this segment, we combine our product innovation and customer insights to provide value-added beverage solutions, including coffee, tea, flavors, extracts, and ingredients. We provide products in a variety of packaging, including branded and private label coffee in bags, fractional packs, single serve cups, multi-serve bottles and ready-to-drink bottles and cans, as well as extract solutions to be used in products such as cold brew and ready-to-drink offerings. Currently, we serve customers in the United States, Europe, and Asia through the retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG and hospitality industries.

Sustainable Sourcing & Traceability: Through this segment, we utilize our proprietary technology and digitally traceable supply chain to directly impact and improve the lives of our farming partners, provide tangible economic empowerment and emphasize environmental accountability and farmer literacy. Revenues primarily relate to the physical delivery and settlement of forward sales contracts for green coffee.

Key Business Metrics

We use Consolidated Adjusted EBITDA to evaluate our performance, identify trends, formulate financial projections, and to make strategic decisions.

Consolidated Adjusted EBITDA

We refer to EBITDA and Consolidated Adjusted EBITDA in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States ("GAAP"). While we believe that net (loss) income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA and Consolidated Adjusted EBITDA are important non-GAAP supplemental measures of operating performance as they contribute to a meaningful evaluation of the Company's future operating performance and comparisons to the Company's past operating performance. The Company believes that providing these non-GAAP financial measures to investors helps investors evaluate the Company's operating performance, profitability and business trends in a way that is consistent with how management evaluates such performance.

We define "EBITDA" as net (loss) income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization. We define "Consolidated Adjusted EBITDA" as EBITDA before equity-based compensation expense and the impact, which may be recurring in nature, of transaction, restructuring and integration related costs, including management services and consulting agreements entered into in connection with the acquisition of S&D Coffee, Inc., impairment charges, changes in the fair value of warrant liabilities, non-cash mark-to-market adjustments, certain non-capitalizable costs necessary to place the Conway extract and ready-to-drink facility into commercial production, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, gains or losses on dispositions, and other similar or infrequent items (although we may not have had such charges in the periods presented). We believe EBITDA and Consolidated Adjusted EBITDA are important supplemental measures to net (loss) income because they provide additional information to evaluate our operating performance on an unleveraged basis.

Since EBITDA and Consolidated Adjusted EBITDA are not measures calculated in accordance with GAAP, they should be viewed in addition to, and not be considered as alternatives for, net (loss) income determined in accordance with GAAP. Further, our computations of EBITDA and Consolidated Adjusted EBITDA may not be comparable to that reported by other companies that define EBITDA and Consolidated Adjusted EBITDA differently than we do.

The reconciliation of our net (loss) income to EBITDA and Consolidated Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022 is as follows:

| | Year Ended December 31, | | |
(Thousands)	2024	2023	2022
Net loss	$ (80,298)	$ (34,567)	$ (55,461)
Interest expense	33,856	29,157	35,497
Income tax expense (benefit)	3,728	(6,358)	111
Depreciation and amortization	34,745	26,584	24,210
EBITDA	(7,969)	14,816	4,357
Transaction, restructuring and integration expense	13,797	14,557	13,169
Change in fair value of warrant liabilities	(7,015)	(10,207)	29,675
Management and consulting fees (S&D Coffee, Inc. acquisition)	—	556	3,868
Equity-based compensation	11,608	8,708	2,631
Impairment charges	5,686	—	—
Conway extract and ready-to-drink facility pre-production costs	35,544	11,698	—
Mark-to-market adjustments	(4,622)	(104)	3,502
(Gain) loss on disposal of property, plant and equipment	(1,722)	1,153	935
Other	1,873	3,904	1,916
Consolidated Adjusted EBITDA	$ 47,180	$ 45,081	$ 60,053

Refer to footnote 20 of Part II, Item 8 "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K, for information regarding our reportable segments, including disclosures of the Company's segment performance measure.

Significant Developments

Convertible Notes Offering

On February 15, 2024, the Company sold and issued in a private placement $72.0 million in aggregate principal amount of 5.00% convertible senior notes due 2029 (the "Convertible Notes"). The Convertible Notes are unsecured and senior obligations of the Company and accrue interest at a rate of 5.00% per annum.

The purchasers of the Convertible Notes are Westrock Group, LLC (a holder of more than 5% of the outstanding Common Shares and an affiliate of Scott Ford, the Company's Chief Executive Officer and a member of the board of directors of the Company), Wooster Capital, LLC (an affiliate of Joe Ford, chairman of the board of directors), an affiliate of The Stephens Group, LLC (a holder of more than 5% of the outstanding Common Shares), an affiliate of Sowell Westrock, L.P. (a holder of more than 5% of the outstanding Common Shares), HF Direct Investments Pool, LLC (a holder of more than 10% of the outstanding Common Shares), an affiliate of the Herbert Hunt family and an individual investor. The offer and sale of the Convertible Notes was authorized and approved unanimously by the Audit & Finance Committee of the board of directors in accordance with the Company's Related Party Transactions Policy. See Note 12 to our Consolidated Financial Statements for additional discussion related to the Convertible Notes offering.

Credit Agreement Amendments

On February 14, 2023, the Company entered into an Incremental Assumption Agreement and Amendment No. 1 (the "First Amendment") to its Credit Agreement dated as of August 29, 2022 among the Borrower, the Company, Wells Fargo Bank, N.A., as administrative agent, as collateral agent and as swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, the issuing banks party thereto from time to time and the lenders party thereto from time to time (as amended, restated, amended and restated, supplemented or otherwise modified, the "Credit Agreement"), which established a new class of incremental term loan commitments in the form of a senior secured delayed draw term loan facility (the "Delayed Draw Term Loan Facility") in the aggregate principal amount of $50.0 million. In January 2024, the Company borrowed the $50.0 million available to it under the terms of the Delayed Draw Term Loan Facility.

On February 15, 2024, Westrock Beverage Solutions, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (the "Borrower"), entered into Amendment No. 3 (the "Third Amendment") to the Credit Agreement. The Third Amendment modified the existing covenant relief period (the "Covenant Relief Period"), which commenced on June 30, 2023 and will end on the earlier to occur of (i) April 1, 2026 and (ii) any date following June 30, 2024, on which the borrower elects to terminate the Covenant Relief Period subject to satisfaction of certain conditions. During the Covenant Relief Period, the Company's ability to incur additional indebtedness and make investments, restricted payments and junior debt restricted payments will be more limited. The Third Amendment permits the Company to issue convertible notes, including the Convertible Notes.

During the Covenant Relief Period, the applicable margin for any term SOFR rate loan will range from 3.00% to 4.00% and for any ABR loan will range from 2.00% to 3.00%, in each case depending on the secured net leverage ratio. After the Covenant Relief Period, the applicable margin for any term SOFR rate loan will range from 2.00% to 3.00% and for any ABR loan will range from 1.00% to 2.00%, in each case depending on the secured net leverage ratio. The Credit Agreement, as amended through the Third Amendment, required the Borrower to maintain compliance with (i) a secured net leverage ratio at levels ranging from 4.50:1.00 to 6.25:1.00 and stepping down to 4.50:1.00 by April 2026 (which has been further amended by the Fourth Amendment, as discussed below) and (ii) an interest coverage ratio of at least 1.50:1.00 on and prior to September 30, 2025 and at least 2.00:1.00 on December 31, 2025 and thereafter. The Credit Agreement, as amended through the Third Amendment, also includes (i) a minimum liquidity covenant requiring the Borrower not to permit its liquidity, measured as of the last business day of each calendar month commencing March 29, 2024, to be less than $15 million and (ii) an anti-cash hoarding covenant, which shall be effective only during the Covenant Relief Period, requiring the Borrower to have no more than $20 million of unrestricted cash on the last day of each calendar month when revolving loans or letters of credit are outstanding or on the date of borrowing of a revolving loan.

On January 15, 2025, the Company, entered into an Incremental Assumption Agreement and Amendment No. 4 (the "Fourth Amendment") to the Credit Agreement.

The Fourth Amendment expanded the syndicate to include member banks from the Farm Credit System and increased the amount of revolving facility commitments (the "Existing Revolving Facility Commitments", and any loans thereunder, the "Existing Revolving Loans") available to the Borrower under the Credit Agreement by $25.0 million (the "Incremental Revolving Facility Commitments" and any loans thereunder, the "Incremental Revolving Loans"). The amount of revolving facility commitments available to the Borrower under the Credit Agreement, as amended, is $200.0 million. The Incremental Revolving Facility Commitments and the Incremental Revolving Loans are subject to the same interest rates, commitment fees, maturity dates and other terms as the Existing Revolving Facility Commitments and the Existing Revolving Loans.

The proceeds from any Incremental Revolving Loans will be used by the Company to fund the previously announced installation of a second ready-to-drink can line at the Company's extract and ready-to-drink manufacturing facility in Conway, Arkansas, and for general corporate purposes.

The Fourth Amendment also modified the secured net leverage ratio that the Company must comply with during the Covenant Relief Period to increase the maximum secured net leverage ratio to (a) 6.00x for the test period ending June 30, 2025, (b) 5.50x for the test period ending September 30, 2025, and (c) 5.25x for the test period ending December 31, 2025. In addition, the minimum liquidity covenant will not apply after the Covenant Relief Period ends. As of the date of this Annual Report on Form 10-K, the Company was in compliance with its financial covenants.

Equity Distribution Agreement

On March 15, 2024, the Company entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") with Wells Fargo Securities, LLC and Truist Securities, Inc. (the "Agents"), pursuant to which the Company may from time to time offer and sell Common Shares not to exceed 5,000,000 Common Shares in the aggregate (the "Placement Securities") through the Agents as part of an "at the market" offering program (the "ATM Program").

The offer and sale of the Placement Securities will be made pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-274827) that was declared effective by the SEC on November 17, 2023, and a related prospectus supplement, which the Company filed with the SEC on March 15, 2024.

The Company is not obligated to sell any Placement Securities pursuant to the Equity Distribution Agreement. Subject to the terms and conditions of the Equity Distribution Agreement, the Agents have agreed to use commercially reasonable efforts, consistent with their normal trading and sales practices, to sell Placement Securities from time to time in accordance with the Company's placement notice, including any price, time or size limits or other customary parameters or conditions the Company may deem appropriate.

Under the Equity Distribution Agreement and subject to the terms of the placement notice delivered by the Company, an Agent may sell Placement Securities by (x) any method permitted by law and deemed to be an "at-the-market offering" as defined in Rule 415 of the Securities Act and the rules and regulations thereunder, including, without limitation, sales made directly on the Nasdaq Global Select Market at market prices prevailing at the time of sale or at prices related to prevailing market prices, on any other existing trading market for the Common Shares or to or through a market maker, and (y) any other method permitted by law, including but not limited to in privately negotiated transactions. Subject to the terms and conditions of the Equity Distribution Agreement, the Company may also from time to time sell Placement Securities to an Agent as principal.

The Equity Distribution Agreement may be terminated for any reason, at any time by either the Company or any of the Agents upon ten days' prior written notice to the other parties, or by the Agents at any time in certain circumstances, including the occurrence of a material adverse change in the Company. In addition, the Equity Distribution Agreement will automatically terminate upon the earlier of (1) two years from the date of the Equity Distribution Agreement and (2) the issuance and sale of all of the Placement Securities through the Agents.

The Company will pay each Agent a commission of 1.5% of the gross proceeds from the sales of Common Shares sold by such Agent pursuant to the Equity Distribution Agreement. The Company has agreed to provide the Agents with customary indemnification and contribution rights. The Company has agreed to pay certain specified expenses incurred by the Agents in connection with the offering. The Equity Distribution Agreement contains customary representations and warranties and conditions to the placements of the Placement Securities pursuant thereto.

During the year ended December 31, 2024, the Company sold 60,000 Common Shares under the ATM Program, resulting in net proceeds of $0.6 million. This program is intended to provide additional financial flexibility and an alternative mechanism to access the capital markets at an efficient cost as and when we need financing, including for acquisitions.

Restructuring Activities

During the second quarter of 2024, the Company committed to a plan to consolidate its manufacturing operations in its Beverage Solutions segment, which resulted in the closure and sale of its West Winds manufacturing facility in Concord, North Carolina, and the closure of its manufacturing facility in Richmond, California. All production from the impacted facilities was consolidated into other facilities operated by the Company in Concord, North Carolina and Conway, Arkansas.

The closure of the West Winds facility was completed as of June 30, 2024, and the Company completed the sale of the associated land and buildings during the fourth quarter of 2024, recognizing a $3.4 million gain, which is recorded in (gain) loss on disposal of property, plant and equipment in the Consolidated Statements of Operations. Production in our Richmond, California facility ceased during the third quarter of 2024. During the year ended December 31, 2024, the Company recognized $5.6 million and $0.1 million of impairment charges on property, plant and equipment and intangible assets, respectively, as a result of the consolidation of manufacturing facilities, which are recorded in impairment charges in the Consolidated Statements of Operations. The Company estimates total charges related to the plant consolidations of approximately $4.0 million, of which $3.1 million have been incurred during the year ended December 31, 2024. These charges primarily relate to costs to remove and re-install production equipment into other manufacturing facilities.

In addition, during the second quarter of 2024, the Company committed to targeted restructuring activities to improve operational efficiency by reducing excess workforce capacity. As a result of this reduction, and the impacts of the consolidation of manufacturing facilities noted above, the Company recognized approximately $4.7 million of one-time employee severance costs during the year ended December 31, 2024, which are recorded in transaction, restructuring and integration expense in the Consolidated Statements of Operations. At December 31, 2024, approximately $0.6 million of such termination benefits were accrued for within accrued expenses and other current liabilities in the Consolidated Balance Sheets. See Note 3 to our Consolidated Financial Statements for additional discussion related to the restructuring activities.

Falcon Credit Agreement Amendment

On August 21, 2024, Falcon Coffees Limited, a wholly owned subsidiary of the Company, amended its working capital trade finance facility. The amendment increased the facility size from $55.0 million to $75.0 million. The interest rates and maturity date were unchanged as a result of the amendment. See Note 12 to our Consolidated Financial Statements for additional discussion related to the working capital trade finance facility.

On March 7, 2025, Falcon renewed its working capital trade finance facility with multiple institutions. The facility size was increased from $75.0 million to $85.0 million and remains uncommitted and repayable on demand, with certain of Falcon's assets pledged as collateral against the facility. The facility will mature one year from inception. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) Term SOFR plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%).

Warrant Exchange

On August 28, 2024, the Company announced that it had commenced an exchange offer (the "Offer") and consent solicitation (the "Consent Solicitation") relating to its outstanding (i) public warrants to purchase Common Shares, which warrants trade on The Nasdaq Global Market (the "Nasdaq") under the symbol "WESTW" (the "Westrock Public Warrants"), and (ii) private placement warrants to purchase Common Shares (the "Westrock Private Warrants" and, together with the Westrock Public Warrants, the "Westrock Warrants"). The Company offered to all holders of the Westrock Warrants the opportunity to receive 0.290 Common Shares in exchange for each of the Westrock Warrants tendered pursuant to the Offer. Concurrently with the Offer, the Company also solicited consents from the holders of each of the Westrock Public Warrants and the Westrock Private Warrants to amend that certain Warrant Agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent (the "Warrant Agent"), which governs all of the Warrants (the "Warrant Agreement"), to permit the Company to require that (x) each Westrock Public Warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 Common Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer and (y) each Westrock Private Warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 Common Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the "Warrant Amendment").

The Offer and Consent Solicitation expired on September 26, 2024 (the "Expiration Date"). As of the Expiration Date, (x) 16,676,541 outstanding Westrock Public Warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, representing approximately 97.42% of the Westrock Public Warrants and (y) 2,026,046 outstanding Westrock Private Warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, representing 100% of the Westrock Private Warrants. On September 30, 2024, the Company issued 5,423,681 Common Shares in exchange for the tendered Westrock Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 97.42% of the outstanding Westrock Public Warrants and 100% of the outstanding Westrock Private Warrants to adopt the Warrant Amendment, which exceeded (x) the 50% threshold of the outstanding Westrock Public Warrants required to amend the Warrant Agreement with respect to the Westrock Public Warrants and (y) the 50% threshold of the outstanding Westrock Private Warrants required to amend the Warrant Agreement with respect to the Westrock Private Warrants. Accordingly, the Company and the Warrant Agent entered into the Warrant Amendment, dated September 30, 2024. On September 30, 2024, the Company announced that it would exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each Westrock Public Warrant that is outstanding following the closing of the Offer for 0.261 Common Shares per warrant (the "Post-Offer Exchange"). In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares, after aggregating all such fractional shares of such holder, was paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by $6.74. The Company fixed the date for the Post-Offer Exchange as October 15, 2024. On October 16, 2024, the Company issued 115,220 Common Shares for the untendered Westrock Public Warrants. Following the completion of the Offer and Post-Offer Exchange, no Westrock Warrants remain outstanding. Accordingly, the Westrock Public Warrants were suspended from trading on Nasdaq as of the close of business on October 15, 2024, and were delisted.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth our results of operations expressed as dollars and as a percentage of total revenues for the periods indicated:

(Dollars in Thousands)	Year Ended December 31, 2024	% of Revenues	Year Ended December 31, 2023	% of Revenues
Net Sales	$ 850,726	100.0 %	$ 864,714	100.0 %
Costs of sales	696,952	81.9 %	724,856	83.8 %
Gross profit	153,774	18.1 %	139,858	16.2 %
Selling, general and administrative expense	185,137	21.8 %	144,577	16.7 %
Transaction, restructuring and integration expense	13,797	1.6 %	14,557	1.7 %
Impairment charges	5,686	0.7 %	—	0.0 %
(Gain) loss on disposal of property, plant and equipment	(1,722)	(0.2)%	1,153	0.1 %
Total operating expenses	202,898	23.8 %	160,287	18.5 %
Loss from operations	(49,124)	(5.8)%	(20,429)	(2.4)%
Other (income) expense				
Interest expense	33,856	4.0 %	29,157	3.4 %
Change in fair value of warrant liabilities	(7,015)	(0.8)%	(10,207)	(1.2)%
Other, net	413	0.0 %	1,446	0.2 %
Loss before income taxes and equity in earnings from unconsolidated entities	(76,378)	(9.0)%	(40,825)	(4.7)%
Income tax expense (benefit)	3,728	0.4 %	(6,358)	(0.7)%
Equity in (earnings) loss from unconsolidated entities	192	0.0 %	100	0.0 %
Net loss	$ (80,298)	(9.4)%	$ (34,567)	(4.0)%
Net income (loss) attributable to non-controlling interest	—	0.0 %	15	0.0 %
Net loss attributable to shareholders	(80,298)	(9.4)%	(34,582)	(4.0)%
Accretion of Series A Convertible Preferred Shares	349	0.0 %	(161)	(0.0)%
Net loss attributable to common shareholders	$ (79,949)	(9.4)%	$ (34,743)	(4.0)%

Net Sales

(Thousands)	Year Ended December 31,	
	2024	2023
Beverage Solutions	$ 659,383	$ 722,865
Sustainable Sourcing & Traceability[1]	191,343	141,849
Total net sales	$ 850,726	$ 864,714

---

(1) Net of intersegment revenues.

Net Sales from our Beverage Solutions segment were $659.4 million for the year ended December 31, 2024, compared to $722.9 million for the year ended December 31, 2023, a decrease of 8.8%. The decrease was primarily due to a $79.4 million decrease in the sale of coffee and tea products, driven by a 16.4% decrease in single serve cup volumes and a 13.2% decrease in roast and ground coffee volumes, partially offset by a $13.8 million increase in the sale of flavors, extracts and ingredients products, driven by a 24.1% increase in flavors, extracts and ingredients volumes.

Net Sales from our SS&T segment totaled $191.3 million, net of intersegment revenues, during the year ended December 31, 2024, increasing 34.9% compared to $141.8 million, net of intersegment revenues, during the year ended December 31, 2023. The increase is driven by an increase in sales volume, which increased 39.5% compared to the year ended December 31, 2023.

Costs of Sales

(Thousands)	Year Ended December 31,	
	2024	2023
Beverage Solutions	$ 527,432	$ 596,966
Sustainable Sourcing & Traceability	169,520	127,890
Total costs of sales	$ 696,952	$ 724,856

In our Beverage Solutions segment, costs of sales decreased $69.5 million or 11.6% to $527.4 million for the year ended December 31, 2024, from $597.0 million for the year ended December 31, 2023. The decrease in costs of sales was primarily driven by a decrease in the sale volumes of single serve cup and coffee and tea products for the year ended December 31, 2024 compared to the year ended December 31, 2023, partially offset by an increase in costs of sales associated with flavors, extracts and ingredients products, primarily due to an increase in volumes for the year ended December 31, 2024 compared to the year ended December 31, 2023.

In our SS&T segment, costs of sales increased $41.6 million or 32.6% to $169.5 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase is primarily due to a 39.5% increase in green coffee sales volume. Costs of sales for the year ended December 31, 2024 included $4.8 million of net unrealized gains on forward sales and purchase contracts and mark-to-market adjustments on green coffee inventory compared to $0.1 million of net unrealized gains on forward sales and purchase contracts and mark-to-market adjustments on green coffee inventory for the year ended December 31, 2023.

Selling, General and Administrative Expense

(Dollars in Thousands)	Year Ended December 31,			
	2024		2023	
	Amount	% of Segment Revenues	Amount	% of Segment Revenues
Beverage Solutions	$ 173,879	26.4 %	$ 134,542	18.6 %
Sustainable Sourcing & Traceability	11,258	5.9 %	10,035	7.1 %
Total selling, general and administrative expense	$ 185,137	21.8 %	$ 144,577	16.7 %

Total selling, general and administrative expense in our Beverage Solutions segment increased $39.3 million to $173.9 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase is primarily due to a $30.6 million increase in expenses associated with our extract and ready-to-drink facility in Conway, Arkansas and a $6.7 million increase in personnel-related costs. In our SS&T segment, selling, general and administrative costs increased $1.2 million for the year ended December 31, 2024, primarily due to a $1.0 million increase in personnel-related costs compared to the year ended December 31, 2023.

Transaction, Restructuring and Integration Expense

Transaction, restructuring and integration expense for the year ended December 31, 2024 were $13.8 million, approximately $4.7 million of which related to severance and other employee termination and benefit costs associated with the elimination of various positions as part of cost reduction objectives, $3.1 million of which related to plant closure costs, $2.4 million of which related to the establishment of our at-the-market common stock offering program and $1.6 million of which related to professional and legal costs associated with the Westrock Warrant exchange. During the year ended December 31, 2023, we incurred $14.6 million of transaction, restructuring and integration expenses, $10.5 million of which related to the costs associated with the integration of our new enterprise resource-planning system, including internal and external costs related to go-live system support and duplicative systems costs and $2.5 million of non-capitalizable costs associated with acquisitions and registration statements.

Interest Expense

(Thousands)	Year Ended December 31,	
	2024	**2023**
Interest expense		
Cash:		
Term loan and delayed draw term loan facilities	$ 18,674	$ 13,334
Revolving credit facility	6,442	5,221
Convertible notes payable	978	—
Convertible notes payable - related party	2,222	—
Supply chain finance program	7,023	2,965
International trade finance lines	4,939	4,537
International notes payable	826	273
Other	1,260	2,475
Total cash interest	42,364	28,805
Non-cash:		
Amortization of deferred financing costs	3,224	3,517
Capitalized interest	(11,732)	(3,165)
Total non-cash interest	(8,508)	352
Total interest expense	$ 33,856	$ 29,157

Interest expense for the year ended December 31, 2024 was $33.9 million compared to $29.2 million for the year ended December 31, 2023. Cash interest increased $13.6 million and is attributable to increased interest associated with our term loan and delayed draw term loan facilities, primarily due to higher outstanding borrowings, $3.2 million of interest on our Convertible Notes that were issued in February of 2024, and $4.1 million of increased interest expense associated with our supply chain financing program, due to increased average borrowings outstanding in 2024 compared to 2023. During the year ended December 31, 2024, the Company capitalized approximately $11.7 million of interest costs associated with the build out of our extract and ready-to-drink facility in Conway, Arkansas, compared to $3.2 million of such interest for the year ended December 31, 2023.

Change in Fair Value of Warrant Liabilities

Warrant liabilities are adjusted to fair value at each reporting period, with any change in fair value recognized in the Consolidated Statements of Operations. The change in fair value of warrant liabilities for the year ended December 31,

2024 resulted in recognition of $7.0 million of gains compared to recognition of $10.2 million of gains during the year ended December 31, 2023.

Income Tax Expense (Benefit)

Income tax expense for the year ended December 31, 2024 was $3.7 million, resulting in an effective tax rate of (4.9%). Our income tax expense for the year ended December 31, 2024 is primarily comprised of $20.8 million of expense related to increases in the valuation allowance against our deferred tax assets, offset by federal and state benefits, at statutory rates, of $18.2 million and $1.5 million of tax benefit resulting from the change in fair value of warrants.

Income tax benefit for the year ended December 31, 2023 was $6.4 million, resulting in an effective tax rate of 15.6%. Our income tax benefit for the year ended December 31, 2023 is primarily comprised of federal and state benefits, at statutory rates, of $9.4 million and $2.1 million of tax benefit resulting from the change in fair value of warrants, offset by $4.4 million of expense related to increases in the valuation allowance against our deferred tax assets.

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth our results of operations expressed as dollars and as a percentage of total revenues for the periods indicated:

(Thousands)	Year Ended December 31, 2023	% of Revenues	Year Ended December 31, 2022	% of Revenues
Net Sales	$ 864,714	100.0 %	$ 867,872	100.0 %
Costs of sales	724,856	83.8 %	715,107	82.4 %
Gross profit	139,858	16.2 %	152,765	17.6 %
Selling, general and administrative expense	144,577	16.7 %	129,985	15.0 %
Transaction, restructuring and integration expense	14,557	1.7 %	13,169	1.5 %
Impairment charges	—	0.0 %	—	0.0 %
Loss on disposal of property, plant and equipment	1,153	0.1 %	935	0.1 %
Total operating expenses	160,287	18.5 %	144,089	16.6 %
Income (loss) from operations	(20,429)	(2.4)%	8,676	1.0 %
Other (income) expense				
Interest expense	29,157	3.4 %	35,497	4.1 %
Change in fair value of warrant liabilities	(10,207)	(1.2)%	29,675	3.4 %
Other, net	1,446	0.2 %	(1,146)	(0.1)%
Loss before income taxes and equity in earnings from unconsolidated entities	(40,825)	(4.7)%	(55,350)	(6.4)%
Income tax expense (benefit)	(6,358)	(0.7)%	111	0.0 %
Equity in (earnings) loss from unconsolidated entities	100	0.0 %	—	0.0 %
Net loss	$ (34,567)	(4.0)%	$ (55,461)	(6.4)%
Net income (loss) attributable to non-controlling interest	15	0.0 %	(276)	(0.0)%
Net loss attributable to shareholders	(34,582)	(4.0)%	(55,185)	(6.4)%
Accretion of Series A Convertible Preferred Shares	(161)	(0.0)%	(1,316)	(0.2)%
Loss on extinguishment of Redeemable Common Equivalent Preferred Units, net	—	0.0 %	(2,870)	(0.3)%
Common equivalent preferred dividends	—	0.0 %	(4,380)	(0.5)%
Accumulating preferred dividends	—	0.0 %	(13,882)	(1.6)%
Net loss attributable to common shareholders	$ (34,743)	(4.0)%	$ (77,633)	(8.9)%

Net Sales

(Thousands)	Year Ended December 31,	
	2023	**2022**
Beverage Solutions	$ 722,865	$ 685,303
Sustainable Sourcing & Traceability[1]	141,849	182,569
Total net sales	$ 864,714	$ 867,872

_____

(1)   Net of intersegment revenues.

Net Sales from our Beverage Solutions segment were $722.9 million for the year ended December 31, 2023, compared to $685.3 million for the year ended December 31, 2022, an increase of 5.5%. The increase was primarily due to a $49.9 million increase in the sale of flavors, extracts and ingredients products, driven by a 16.0% increase in flavors, extracts and ingredients volumes, partially offset by a $10.4 million decrease in the sale of coffee and tea products, driven by a 9.0% decrease in roast and ground coffee volumes and a 5.6% decrease in tea volumes. Single serve cup volumes increased 2.7% during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net Sales from our SS&T segment totaled $141.8 million, net of intersegment revenues, during the year ended December 31, 2023, decreasing 22.3% compared to $182.6 million, net of intersegment revenues, during the year ended December 31, 2022. The decrease is driven by a 20.6% decrease in sales volume, as a result of a decrease in customer demand.

Costs of Sales

(Thousands)	Year Ended December 31,	
	2023	**2022**
Beverage Solutions	$ 596,966	$ 544,611
Sustainable Sourcing & Traceability	127,890	170,496
Total costs of sales	$ 724,856	$ 715,107

In our Beverage Solutions segment, costs of sales increased $52.4 million to $597.0 million for the year ended December 31, 2023, from $544.6 million for the year ended December 31, 2022. The increase in costs of sales was primarily driven by an increase in costs related to the acquisition of Kohana, increases in materials costs and an increase in flavors, extracts and ingredients volumes for the year ended December 31, 2023 compared to the year ended December 31, 2022.

In our SS&T segment, costs of sales decreased $42.6 million to $127.9 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease is primarily due to a 20.6% decrease in green coffee sales volume. Costs of sales for the year ended December 31, 2023 included $0.1 million of net unrealized gains on forward sales and purchase contracts and mark-to-market adjustments on green coffee inventory compared to $3.5 million of net unrealized losses on forward sales and purchase contracts and mark-to-market adjustments on green coffee inventory for the year ended December 31, 2022.

Selling, General and Administrative Expense

(Thousands)	Year Ended December 31,			
	2023		**2022**	
	Amount	**% of Segment Revenues**	**Amount**	**% of Segment Revenues**
Beverage Solutions	$ 134,542	18.6 %	$ 119,938	17.5 %
Sustainable Sourcing & Traceability	10,035	7.1 %	10,047	5.5 %
Total selling, general and administrative expense	$ 144,577	16.7 %	$ 129,985	15.0 %

Total selling, general and administrative expense in our Beverage Solutions segment increased $14.6 million to $134.5 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase is primarily due to an $11.7 million increase in expenses associated with the start-up of our extract and ready-to-drink facility in Conway, Arkansas and a $6.1 million increase in equity-based compensation costs, partially offset by a $3.3 million decrease in management and consulting fees associated with the S&D Coffee, Inc. acquisition, for the year ended December 31, 2023 compared to the year ended December 31, 2022. In our SS&T segment, selling, general and administrative costs were relatively unchanged compared to the year ended December 31, 2022.

Transaction, Restructuring and Integration Expense

Transaction, restructuring and integration expense for the year ended December 31, 2023 were $14.6 million, $10.5 million of which related to the costs associated with the integration of our new enterprise resource-planning system, including internal and external costs related to go-live system support and duplicative systems costs and $2.5 million of non-capitalizable costs associated with acquisitions and registration statements. During the year ended December 31, 2022, we incurred $13.2 million of transaction, restructuring and integration expenses, $5.3 million of which related to the integration of the acquired S&D business onto our enterprise resource planning system and $5.6 million of which related to public-company preparedness costs.

Interest Expense

(Thousands)	Year Ended December 31, 2023		Year Ended December 31, 2022	
Interest expense				
Cash:				
Term loan facility	$	13,334	$	3,642
Prior term loan facility		—		14,735
Prior term loan facility early termination fee		—		1,580
Revolving credit facility		5,221		—
Supply chain finance program		2,965		—
Prior ABL facility		—		2,414
Short-term related party debt		—		428
Subordinated related party debt		—		642
International trade finance lines		4,537		3,465
International notes payable		273		681
Other		2,475		1,593
Total cash interest		28,805		29,180
Non-cash:				
Amortization of deferred financing costs		3,517		1,726
Capitalized interest		(3,165)		—
Write-off of deferred financing costs		—		4,296
Payments-in-kind interest		—		295
Total non-cash interest		352		6,317
Total interest expense	$	29,157	$	35,497

Interest expense for the year ended December 31, 2023 was $29.2 million compared to $35.5 million for the year ended December 31, 2022. The decrease is primarily due to $4.3 million of unamortized deferred financing costs associated with the termination of the prior term loan facility and prior ABL facility, and $1.6 million of early termination payments associated with the prior term loan facility that were incurred during the year ended December 31, 2022. No such costs were incurred during the year ended December 31, 2023. This decrease was partially offset by $5.2 million in interest on the outstanding revolving credit facility and $3.0 million in interest on our supply chain finance program borrowings for the year ended December 31, 2023 compared to no such interest during the year ended December 31, 2022. Furthermore, during the year ended December 31, 2023, the Company capitalized approximately $3.2 million of interest costs associated with the build-out of our extract and ready-to-drink facility in Conway, Arkansas, while no such interest was capitalized during the year ended December 31, 2022.

Change in Fair Value of Warrant Liabilities

Warrant liabilities are adjusted to fair value at each reporting period, with any change in fair value recognized in the Consolidated Statements of Operations. The change in fair value of warrant liabilities for the year ended December 31, 2023 resulted in recognition of $10.2 million of gains compared to recognition of $29.7 million of losses during the year ended December 31, 2022.

Income Tax Expense (Benefit)

Income tax benefit for the year ended December 31, 2023 was $6.4 million, resulting in an effective tax rate of 15.6%. Our income tax benefit for the year ended December 31, 2023 is primarily comprised of federal and state benefits, at statutory rates, of $9.4 million and $2.1 million of tax benefit resulting from the change in fair value of warrants, offset by $4.4 million of expense related to increases in the valuation allowance against our deferred tax assets.

Income tax expense for the year ended December 31, 2022 was $0.1 million, resulting in an effective tax rate of (0.2%). Our income tax expense for the year ended December 31, 2022 is primarily comprised of federal and state benefits, at statutory rates, of $13.1 million, offset by $6.2 million of tax expense resulting from the change in fair value of warrants and $7.3 million of expense related to increases in the valuation allowance against our deferred tax assets.

Critical Accounting Estimates

Our Consolidated Financial Statements and related notes presented in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K have been prepared in accordance with GAAP. Our significant accounting policies are discussed in Note 3 to the Consolidated Financial Statements. Certain accounting estimates involve a significant level of estimation and uncertainty and require management to make difficult, subjective or complex judgments about matters that are uncertain and have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. Because of the uncertainty involved in these estimates, materially different amounts could be reported under different conditions or using different assumptions.

We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our financial statements. The nature of those estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the following critical accounting estimates, as they are the most important to our financial statement presentation and require difficult, subjective and complex judgments.

We believe the current assumptions and other considerations used to estimate amounts reflected in our financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our financial statements, the resulting changes could have a material adverse effect on our results of operations and, in certain situations, could have a material adverse effect on our financial condition.

Revenue from Contracts with Customers (ASC 606)

We measure revenue based on the consideration specified in the client arrangement, and revenue is recognized when the performance obligations in the client arrangement are satisfied. Our principal source of revenue is from the procurement, trade, manufacture, and distribution of coffee, tea and extracts to customers in the United States, Europe, and Asia.

The transaction price of a contract, net of discounts and expected returns, is allocated to each distinct performance obligation based on the relative standalone selling price of the obligation and is recognized as revenue when the performance obligation is satisfied. The standalone selling price is the estimated price we would charge for the good or service in a separate transaction with similar customers in similar circumstances. Identifying distinct performance obligations and determining the standalone selling price for each performance obligation within a contract requires management judgment.

Substantially all our client contracts require that we be compensated for services performed to date. This is upon shipment of goods or upon delivery to the customer, depending on contractual terms. Shipping and handling costs paid by the customer to us are included in revenue and costs incurred by us for shipping and handling activities that are performed after a customer obtains control of the product are accounted for as fulfillment costs. In addition, we exclude from net revenue and cost of sales taxes assessed by governmental authorities on revenue-producing transactions. Although we occasionally receive returns of products from our customers, historically returns have not been material.

At times, the Company may enter into agreements in which its Sustainable Sourcing & Traceability segment will sell inventory to a third party, from whom the Company's Beverage Solutions segment has an obligation to repurchase. Such repurchase agreement obligations are recorded within accrued expenses and other current liabilities on the Consolidated Balances Sheets and are collateralized by the corresponding inventory. These transactions are accounted for as financing transactions in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Net cash flows associated with these repurchase agreements are reported as financing activities in the Consolidated Statements of Cash Flows.

Revenue from Forward Contracts (ASC 815)

A portion of the Company's revenues consist of sales from commodity contracts that are accounted for under ASC 815, *Derivatives and Hedging* ("ASC 815"). Sales from commodity contracts primarily relate to forward sales of green coffee which are accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying, notional amount, no initial net investment and can be net settled since the commodity is readily converted to cash. The Company does not apply the normal purchase and normal sale exception under ASC 815 to these contracts.

Revenues from commodity contracts are recognized in revenues for the contractually stated amount when the contracts are settled. Settlement generally occurs upon shipment or delivery of the product when title and risks and rewards of ownership transfers to the customer. Prior to settlement, these forward sales contracts are recognized at fair value with the unrealized gains or losses recorded within costs of sales in our Consolidated Statements of Operations.

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess purchase price of acquired businesses over the fair value of the net assets acquired. Goodwill is reviewed for impairment at least annually. In accordance with ASC 350, *Intangibles – Goodwill and Other*, ("ASC 350")*,* we evaluate goodwill for impairment between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Application of the goodwill impairment test requires significant judgment, including the identification of reporting units; assignment of assets and liabilities to reporting units; and assignment of goodwill to reporting units. As of December 31, 2024, all of our goodwill is assigned to our Beverage Solutions reporting unit. Unless circumstances otherwise dictate, the annual impairment test is performed as of October 1.

We first evaluate impairment of goodwill by assessing qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount (the "Step Zero" analysis). If the Step Zero analysis indicates that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, we will perform a quantitative assessment of goodwill impairment.

Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and circumstances affecting the reporting unit. If we choose to perform a qualitative assessment, and after consideration of all relevant factors and circumstances we determine that it is more likely than not that a reporting unit's fair value is less than its carrying value, we would perform a quantitative fair value test.

When performing a quantitative assessment, we estimate the fair value of our reporting unit using a combination of an income approach based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses and acquisition multiples paid in recent transactions. We evaluate the appropriateness of each valuation methodology in determining the weighting applied to each in the determination of the concluded fair value.

If the carrying value of a reporting unit's net assets is less than its fair value, no indication of impairment exists. If the carrying amount of the reporting unit is greater than the fair value of the reporting unit, an impairment loss must be recognized for the excess and recorded in the Consolidated Statements of Operations not to exceed the carrying value of goodwill.

Fair value determinations of the business require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for the purposes of a quantitative goodwill impairment test proves to be an accurate prediction of future results. Key assumptions include our expected revenue growth rates, operating profits, levels of capital expenditures, and cost of capital. In determining these assumptions, we considered our ability to execute on our plans, future economic conditions, interest rates, and other market data. Many factors are outside the control of management, and these assumptions and estimates may change in future periods. Small changes in these assumptions or estimates could materially affect our cash flow projections; and therefore, could affect the likelihood and amount of potential impairment in future periods. Accordingly, if our current cash flow assumptions are not realized, it is possible that an impairment charge may be recorded in the future.

During the fourth quarter of 2024, the Company completed a qualitative analysis to evaluate impairment of goodwill and concluded that it was more likely than not that the fair value of our goodwill reporting unit exceeded the carrying amount. As a result, the Company concluded that no impairment existed in the year ending December 31, 2024.

We reached this conclusion based on consideration of the significant excess fair value over carrying value of previous quantitative goodwill impairment evaluations and the Company's current market capitalization. Our previous quantitative goodwill analyses indicated that the estimated fair value of our reporting units exceeded their carrying values by over 50%. Subsequent to that evaluation, we have noted no events or circumstances that would indicate that it is more likely than not that the carrying value of our goodwill reporting units exceed their fair value.

The conclusions reached as a result of our qualitative assessment are highly subjective. If our conclusions are proven to be incorrect, we may be required to perform a quantitative goodwill analysis in the future, and there can be no assurances that such analysis would not result in an impairment loss.

Intangible Assets

Finite-lived intangible assets are tested for impairment with the applicable asset group and evaluated for impairment along with property, plant and equipment in accordance with ASC 360, *Property, Plant and Equipment*. Impairment testing is required when events or changes in circumstances exist that indicate that an asset may not be recoverable. An asset is tested for recoverability by comparing the net carrying value of the asset to the entity-specific, undiscounted net cash flows to be generated from the use and eventual disposition of that asset group. If the carrying amount of an asset group is not recoverable, an impairment loss is recognized in the amount of the excess of the carrying value of the asset group over its fair value. Management determines fair value under ASC Topic 820 using the appropriate valuation technique of market, income or cost approach.

Estimating cash flows for the purposes of the recoverability test is subjective and requires significant judgment and is sensitive to changes in the underlying assumptions, such as estimates regarding revenue growth rates, cost structure, economic and market trends and cash flows expected to result in the disposition of the asset group. As a result, there can be no assurance that the estimates and assumptions made for the purpose of the recoverability test prove to be an accurate prediction of future results. Accordingly, if our current estimates of undiscounted cash flows are not realized, it is possible that an impairment charge may be recorded in the future.

Income Taxes

We are subject to federal, state, local and foreign tax laws. We utilize the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax bases using enacted tax rates in effect for the year or years in which the differences are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company's foreign subsidiaries file income tax returns and are subject to tax provisions in their respective foreign tax jurisdictions.

A valuation allowance is established to reduce deferred income tax assets if, on the basis of available evidence, it is not more likely than not that all or a portion of any deferred tax assets will be realized. The consideration of available evidence requires significant management judgment including an assessment of the future periods in which the deferred tax assets and liabilities are expected to be realized and projections of future taxable income. Specifically, in assessing the need for a valuation allowance, we consider the reversal of taxable temporary differences, future taxable income, the ability to carryback certain attributes and tax-planning strategies. The ultimate realization of the deferred tax assets, including net operating losses, is dependent upon the generation of future taxable income during the periods prior to their expiration. If our estimates and assumptions about future taxable income are not appropriate, the value of our deferred tax assets may not be recoverable, which may result in an increase to our valuation allowance that will impact current earnings. We re-evaluate our need for a valuation allowance on a quarterly basis.

Tax laws are complex and subject to different interpretation by the taxpayer and the relevant government taxing authorities. In the normal course of business, we are routinely subjected to examinations and audits from federal, state and local taxing authorities regarding tax positions taken by us and the determination of the amount of tax due. Challenges made by taxing authorities may result in adjustments to the amount of taxes due and may result in the imposition of penalties and interest. If any such challenges are not resolved in our favor, they could have a material adverse effect on our financial condition, results of operations and liquidity.

Business Combinations

We record business combinations using the acquisition method of accounting. All assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. Any excess of the purchase price over the fair value of the net tangible and intangible assets acquired is recorded as goodwill.

The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in determination of the fair value of assets acquired and liabilities assumed. The fair value of the acquired assets and liabilities are estimated using the income, market and/or cost valuation approach. The income approach utilizes the present value of estimated future cash flows that a business or asset can be expected to generate, while under the market approach, the fair value of an asset or business reflects the price at which comparable assets are purchased under similar circumstances. Inherent in our preparation of cash flow projections are significant assumptions and estimates derived from a review of operating results, business plans, expected growth rates, capital expenditure plans, cost of capital and tax rates. We also make certain forecasts about future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management. Small changes in these assumptions or estimates could materially affect the estimated fair value. Additional information, which existed as of the acquisition date but unknown to the Company at that time, may become known during the remainder of the measurement period, a period not to exceed twelve months from the acquisition date. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill and intangible assets. If such an adjustment is required, the Company will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date.

If actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the consolidated financial statements may be exposed to potential impairment of the intangible assets and goodwill, as discussed in the *Goodwill and Indefinite Lived Intangible Assets* section above.

Green Coffee Inventories

Green coffee associated with our forward contracts is recorded at net realizable value, which approximates market price, within our SS&T segment, consistent with our forward purchase contracts recorded at fair value in accordance with ASC 815. Green coffee is a commodity with quoted market prices in active markets, may be sold without significant further processing, has predictable and insignificant disposal costs, and is available for immediate delivery. We estimate the fair value of green coffee based on the quoted market price at the end of each reporting period, with changes in fair value being reported as a component of cost of sales in our Consolidated Statements of Operations. At December 31, 2024, a 10% change in the price of coffee would have had an approximately $4.8 million impact on the value of our green coffee inventory.

Warrant Liabilities

Prior to October 2024, the Company had outstanding warrants to purchase Common Shares (the "Warrants"), which were accounted for in accordance with the guidance contained in ASC 815, under which the warrants did not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classified the warrants as liabilities at their fair value and adjusted the warrants to fair value at each reporting period, with changes in fair value being recognized in our Consolidated Statements of Operations.

The Company re-measured the fair value of the Westrock Public Warrants (as defined in Note 4 to our Consolidated Financial Statements) based on the quoted market price of the Westrock Public Warrants. The Westrock Private Warrants (as defined in Note 4 to our Consolidated Financial Statements) were valued using a binomial lattice valuation model. The primary unobservable input utilized in determining the fair value of the Westrock Private Warrants was the expected volatility of the stock price, which is determined by use of an option pricing model. For the year ended December 31, 2024, the Company recognized $7.0 million of gains related to the change in fair value of warrant liabilities. At December 31, 2024, there were no outstanding Warrants.

Liquidity and Capital Resources

Our principal liquidity needs are to fund operating expenses, meet debt service obligations, and fund investment activities, which include capital expenditures. Our primary sources of liquidity and capital resources are cash on hand, cash provided by operating activities, and available borrowings under our Credit Agreement (as defined herein).

Our ability to generate cash provided by operating activities is dependent on several factors, including our ability to generate net sales and manage costs in line with our expectations. Failure to meet our financial targets, including any adverse impact from changes or further delays in the estimated timing and volume of products to be commercialized in our extract and ready-to-drink manufacturing facility in Conway, Arkansas, may restrict our liquidity and capital resources and our ability to maintain compliance with our financial covenants and may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions, which could have a material adverse effect on our business, operating results, financial condition, covenant compliance and ability to achieve our intended business objectives.

Green coffee, which is our primary raw material, is an exchange traded agricultural commodity that is subject to price fluctuations, the reasons for which are outside of the control of the Company. During the year ended December 31, 2024, the exchange traded "C" market price of green coffee increased approximately 70%, and from January 1, 2025 through the date of this Annual Report on Form 10-K, the "C" market price has continued to increase, surpassing $4.00 per pound of green coffee, reaching all-time highs. This increase impacts the entire coffee supply chain, as exporters, traders, suppliers, and roasters require increased working capital to fund rising green coffee costs, and without having access to sufficient working capital, supply chain disruptions may emerge. In addition, a persistent increase in coffee costs could also adversely affect consumer demand as producers attempt to pass higher costs down the supply chain.

Where possible, we seek to recover inflation-impacted costs by passing these costs onto our customers through periodic pricing increases. However, our pricing increases may lag our cost increases, including increases in commodity costs. A prolonged increase in "C" market prices may require us to evaluate our allocation of working capital, and if we are not able to effectively manage our working capital, or do not have access to sufficient working capital to meet our purchasing needs for green coffee, other commodity inputs, ingredients or supplies (such as materials used in our packaging), we may need to access the debt or equity capital markets, and there is no assurance that we will be able to do so on terms that are favorable to the Company or at all. In addition, we may be required to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions, which could have a material adverse effect on our business, operating results, financial condition, covenant compliance and ability to achieve our intended business objectives.

Credit Agreement

The Company is party to a credit agreement (as amended, modified or supplemented, the "Credit Agreement") among the Company, Westrock Beverage Solutions, LLC, as the borrower (the "Borrower"), Wells Fargo Bank, N.A., as administrative agent, collateral agent, and swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, and each issuing bank and lender party thereto. The Credit Agreement includes (a) a senior secured first lien revolving credit facility in an aggregate principal amount of $200.0 million (the "Revolving Credit Facility"), (b) a senior secured first lien term loan facility in an aggregate principal amount of $175.0 million (the "Term Loan Facility") and (c) incremental term loan commitments in the form of a senior secured delayed draw term loan credit facility (the "Delayed Draw Term Loan Facility") in the aggregate principal amount of $50.0 million. The Revolving Credit Facility, the Term Loan Facility and the Delayed Draw Term Loan Facility will mature on August 29, 2027. All obligations under the Credit Agreement are guaranteed by the Company and each of the Borrower's domestic subsidiaries, which comprise our Beverage Solutions segment, and are secured by substantially all of the Company's assets.

Borrowings under the Revolving Credit Facility, the Term Loan Facility and the Delayed Draw Term Loan Facility will bear interest, at the Borrower's option, initially at an annual rate equal to (a) term SOFR plus a credit spread adjustment of 0.10% for loans with an interest period of one month, 0.15% for loans with an interest period of three months and 0.25% for loans with an interest period of six months, as applicable, (the "Adjusted Term SOFR") or (b) the base rate (determined by reference to the greatest of (i) the rate of interest last quoted by The Wall Street Journal in the United States as the prime rate in effect, (ii) the NYFRB Rate from time to time plus 0.50% and (iii) the Adjusted Term SOFR for a one month interest period plus 1.00%, (the "Base Rate")), in each case plus an applicable margin.

At December 31, 2024, we had $112.5 million of outstanding borrowings under the Revolving Credit Facility, with a weighted average interest rate of 8.6%, and we had $2.6 million of standby letters of credit outstanding. At December 31, 2024, the interest rate applicable to our Term Loan Facility was 8.2% and the interest rate applicable to our Delayed Draw Term Loan Facility was 9.2%.

On February 15, 2024, the Borrower entered into Amendment No. 3 (the "Third Amendment") to the Credit Agreement. The Third Amendment modified the existing covenant relief period (the "Covenant Relief Period"), which commenced on June 30, 2023 and will end on the earlier to occur of (i) April 1, 2026 and (ii) any date following June 30, 2024, on which the Borrower elects to terminate the Covenant Relief Period subject to satisfaction of certain conditions. During the Covenant Relief Period, the Company's ability to incur additional indebtedness and make investments, restricted payments and junior debt restricted payments will be more limited. The Third Amendment permits the Company to issue convertible notes, including the Convertible Notes (as defined herein).

During the Covenant Relief Period, the applicable margin for any term SOFR rate loan will range from 3.00% to 4.00% and for any ABR loan will range from 2.00% to 3.00%, in each case depending on the secured net leverage ratio. After the Covenant Relief Period, the applicable margin for any term SOFR rate loan will range from 2.00% to 3.00% and for any ABR loan will range from 1.00% to 2.00%, in each case depending on the secured net leverage ratio.

The Credit Agreement, as amended through the Third Amendment, required the Borrower to maintain compliance with (i) a secured net leverage ratio at levels ranging from 4.50:1.00 to 6.25:1.00 and stepping down to 4.50:1.00 by April 2026 (which has been further amended by the Fourth Amendment, as discussed below) and (ii) an interest coverage ratio of at least 1.50:1.00 on and prior to September 30, 2025 and at least 2.00:1.00 on December 31, 2025 and thereafter. The Credit Agreement, as amended through the Third Amendment, also includes (i) a minimum liquidity covenant requiring the Borrower not to permit its liquidity, measured as of the last business day of each calendar month commencing March 29, 2024, to be less than $15 million and (ii) an anti-cash hoarding covenant, which shall be effective only during the Covenant Relief Period, requiring the Borrower to have no more than $20 million of unrestricted cash on the last day of each calendar month when revolving loans or letters of credit are outstanding or on the date of borrowing of a revolving loan. Failure to comply with these covenants or make payments when due could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations under the Credit Agreement and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations.

The Company believes that its secured net leverage under the Credit Agreement is important to the understanding of the Company's financial condition and liquidity. At December 31, 2024, the Company's secured net leverage ratio was 4.71:1.00, compared to a maximum allowable ratio of 6.00:1.00, with such calculation set forth below:

(Thousands, except leverage ratio)	Trailing Twelve-Months
Beverage Solutions Segment Adjusted EBITDA	$ 53,639
Permissible credit agreement adjustments[1]	9,126
Trailing Twelve-Months Credit Agreement Adjusted EBITDA	$ 62,765
End of period:	
Term loan facility	$ 155,313
Delayed draw term loan facility	48,125
Revolving credit facility	112,500
Letters of credit outstanding	2,560
Secured debt	318,498
Beverage Solutions unrestricted cash and cash equivalents	(22,917)
Secured net debt	$ 295,581
Beverage Solutions Credit Agreement secured net leverage ratio	**4.71x**

1 – Primarily consists of $6.6 million of pro forma run-rate impact of cost savings initiatives enacted during the second quarter of 2024, as permitted by the Credit Agreement.

The Term Loan Facility and Delayed Draw Term Loan Facility require quarterly principal payments totaling approximately $2.8 million (1.25% of the original principal balance). Quarterly payments increase to approximately $4.2 million and $5.6 million (1.875% and 2.5% of the original principal balance) during the final two years of the agreements, respectively.

We incurred a total of $2.4 million in financing fees in connection with the Third Amendment. Approximately $1.3 million of the fees were allocated to the Term Loan Facility and are being amortized over the remaining term of the Term Loan Facility utilizing the frozen effective yield method based on the interest rate in place at the issuance of the Term Loan Facility. Approximately $1.0 million of the fees were allocated to the Revolving Credit Facility, are reported within other long-term assets on the Consolidated Balance Sheets and are being amortized ratably over the remaining term of the Revolving Credit Facility.

On January 15, 2025, the Company, entered into an Incremental Assumption Agreement and Amendment No. 4 (the "Fourth Amendment") to the Credit Agreement. The Fourth Amendment expanded the syndicate to include member banks from the Farm Credit System and increased the amount of revolving facility commitments (the "Existing Revolving Facility Commitments", and any loans thereunder, the "Existing Revolving Loans") available to the Borrower under the Credit Agreement by $25.0 million (the "Incremental Revolving Facility Commitments" and any loans thereunder, the "Incremental Revolving Loans"). The amount of revolving facility commitments available to the Borrower under the Credit Agreement, as amended, is $200.0 million. The Incremental Revolving Facility Commitments and the Incremental Revolving Loans are subject to the same interest rates, commitment fees, maturity dates and other terms as the Existing Revolving Facility Commitments and the Existing Revolving Loans. The proceeds from any Incremental Revolving Loans will be used by the Company to fund the previously announced installation of a second ready-to-drink can line at the Company's extract and ready-to-drink manufacturing facility in Conway, Arkansas, and for general corporate purposes.

The Fourth Amendment also modified the secured net leverage ratio that the Company must comply with during the Covenant Relief Period to increase the maximum secured net leverage ratio to (a) 6.00x for the test period ending June 30, 2025, (b) 5.50x for the test period ending September 30, 2025, and (c) 5.25x for the test period ending December 31, 2025. In addition, the minimum liquidity covenant will not apply after the Covenant Relief Period ends. As of the date of this Annual Report on Form 10-K, the Company was in compliance with its financial covenants.

Convertible Notes

On February 15, 2024, the Company sold and issued in a private placement $72.0 million in aggregate principal amount of 5.00% convertible senior notes due 2029 (the "Convertible Notes"), of which $50.0 million was from related parties. The Convertible Notes are unsecured, senior obligations of the Company and accrue interest at a rate of 5.00% per annum.

The Convertible Notes are carried at amortized cost and are recorded in long-term debt, net and convertible notes payable – related party, net on the Consolidated Balance Sheets. At December 31, 2024, the carrying value of the Convertible Notes was $71.6 million, of which $49.7 million was from related parties. We incurred a total of $0.5 million of financing fees in connection with the Convertible Notes, which were ratably allocated to the convertible notes payable and the convertible notes payable – related party, respectively, and are being amortized into interest expense over the remaining term of the Convertible Notes utilizing the effective interest rate method.

Pursuant to the terms of the Convertible Notes, noteholders may convert their Convertible Notes at their option only in the following circumstances: (i) during the period commencing on August 15, 2024, and prior to the close of business on the trading day immediately preceding August 15, 2028, if the closing price for at least 20 trading days (whether or not consecutive) during the period of any 30 consecutive trading days in the immediately preceding calendar quarter is equal to or greater than 130% of the conversion price; (ii) during the period commencing on August 15, 2028, and prior to the close of business on the second scheduled trading day immediately preceding February 15, 2029, at any time; and (iii) during the 35 trading days following the effective date of certain fundamental change transactions that occur prior to the close of business on the trading day immediately preceding August 15, 2028.

The Company will settle conversions by paying or delivering, as applicable, at the Company's election, cash, Common Shares, or a combination of cash and Common Shares. The Company may not issue more than 19.99% of the issued and outstanding Common Shares immediately prior to the issuance of the Convertible Notes in respect of the conversion of the Convertible Notes. The initial conversion price of the Convertible Notes is $12.84, which corresponds to an initial conversion rate of approximately 77.88 Common Shares per $1,000 principal amount of Convertible Notes. The conversion price and conversion rate are subject to customary adjustments.

International Debt and Lending Facilities

On March 21, 2023, we entered into a $70.0 million working capital trade finance facility with multiple financial institutions through our subsidiary, Falcon Coffees Limited ("Falcon"). The facility was set to mature one year from inception. Borrowings under the facility bore interest at the borrower's option at a rate equal to (a) term SOFR, as defined in the facility, plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%).

On March 8, 2024, Falcon renewed its working capital trade finance facility with multiple institutions. The facility size was reduced from $70.0 million to $55.0 million and remains uncommitted and repayable on demand, with certain of Falcon's assets pledged as collateral against the facility. The facility will mature one year from inception. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) Term SOFR plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%). On August 21, 2024, Falcon amended its working capital trade finance facility, increasing the facility size from $55.0 million to $75.0 million. The interest rates and maturity date were unchanged as a result of the amendment. At December 31, 2024, there was $50.6 million of outstanding borrowings under the facility, which is recorded in short-term debt in the Consolidated Balance Sheets. Falcon's facility contains certain restrictive financial covenants which require Falcon to maintain certain levels of working capital, debt, and net worth. Falcon was in compliance with these financial covenants as of December 31, 2024.

On September 28, 2023, we entered into a $5.0 million unsecured working capital trade finance facility with responsAbility Climate Smart Agriculture & Food Systems Fund through our subsidiary, Falcon. The facility will mature on December 31, 2026, and requires stepped repayments of $0.5 million on December 31, 2024, $1.0 million on December 31, 2025 and $3.5 million on December 31, 2026. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) (i) the most recent applicable Term SOFR for the longest period (for which Term SOFR is available) which is less than the applicable interest period of the loan or (ii) if no such Term SOFR is available for a period which is less than the applicable interest period, SOFR for the day which is two U.S. Government Securities Business Days, as defined in the facility, before the Quotation Day, as defined in the facility; or (b) the most recent applicable Term SOFR (as of the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the applicable interest period of that loan, in each case plus the applicable margin. At December 31, 2024, there was $4.5 million of outstanding borrowings under the facility, of which $3.5 million and $1.0 million is recorded in long-term debt, net and current maturities of long-term debt, respectively, on the Consolidated Balance Sheets. Falcon's facility contains certain restrictive financial covenants which require Falcon to maintain certain levels of working capital, debt, and tangible net worth. Falcon was in compliance with these financial covenants as of December 31, 2024.

On March 7, 2025, Falcon renewed its working capital trade finance facility with multiple institutions. The facility size was increased from $75.0 million to $85.0 million and remains uncommitted and repayable on demand, with certain of Falcon's assets pledged as collateral against the facility. The facility will mature one year from inception. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) Term SOFR plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%).

Westrock Coffee International, LLC, through its subsidiary Rwanda Trading Company, maintains two mortgage and inventory-backed lending facilities with a local bank in Rwanda: (a) a short-term trade finance facility with a balance of $4.0 million at December 31, 2024 and (b) a long-term note payable with a balance of $0.6 million at December 31, 2024, of which $0.4 million is reported in current maturities of long-term debt on the Consolidated Balance Sheets.

Supply Chain Finance Program

The Company is party to a supply chain finance program (the "Program") with a third-party financing provider to provide better working capital usage by deferring payments for certain raw materials of up to $100.0 million. Under the Program, the financing provider remits payment to the Company's suppliers for approved invoices, and the Company repays the financing provider the amount of the approved invoices, plus a financing charge, on 180-day terms. The Program is uncommitted and the financing provider may, at its sole discretion, cancel the Program at any time. The Company may request cancellation of the Program in whole or in respect of one or more approved suppliers. Due to the extension of payment terms beyond the original due date of approved invoices, obligations under the Program are recorded outside of accounts payable, within our supply chain finance program, on our Consolidated Balance Sheets. As of December 31, 2024, there were $78.8 million obligations outstanding under the Program.

At-the-Market Common Stock Offering Program

We have an effective shelf registration statement on file with the SEC (the "Registration Statement") to offer and sell various securities from time to time. Under the Registration Statement, we have established an at-the-market common stock offering program (the "ATM Program") to sell shares of common stock not to exceed 5,000,000 Common Shares in the aggregate. During the year ended December 31, 2024, the Company sold 60,000 Common Shares under the ATM Program, resulting in net proceeds of $0.6 million. This program is intended to provide additional financial flexibility and an alternative mechanism to access the capital markets at an efficient cost as and when we need financing, including for acquisitions.

Current and Long-Term Liquidity

Our liquidity needs are to fund operating expenses, meet debt service obligations, and fund both current and long-term investment activities, which include capital expenditures. A key component of our long-term growth strategy is to complete the commercialization of our extract and ready-to-drink manufacturing facility in Conway, Arkansas, which utilizes state-of-the-art equipment specifically designed to efficiently manufacture and package a wide range of beverages, such as canned or bottled cold brew coffees, lattes, assorted teas, and juice-based products. During the second and fourth quarters of 2024, we commenced commercial production in portions of the facility. We are continuing to build out the remaining portions of the facility and expect to invest approximately $50.0 million to complete the build-out of our extract and ready-to-drink facility in Conway, Arkansas, which includes an additional approximately $20.0 million in 2025 to install a second ready-to-drink can line in the Conway facility, which we expect to place into commercial production in the second half of 2025.

We believe cash from operations and borrowings available under the Revolving Credit Facility will provide sufficient cash on-hand to fund our near-term growth strategies, which include, (i) extending and enhancing product offerings through innovation, (ii) expanding our customer base and (iii) continuing to drive margin expansion. However, the Company will continuously evaluate its liquidity needs, and may seek to opportunistically access additional liquidity, including through either the debt or equity capital markets. If it is determined that we have insufficient liquidity to fund our near-term growth strategies, we may delay and/or reprioritize our near-term growth strategies, which may have an adverse impact on our ability to achieve our growth objectives.

We believe that cash from operations, borrowings available under the Revolving Credit Facility and our ability to obtain future financing will provide sufficient cash on hand to fund our long-term growth strategies, which include (i) expanding geographically and (ii) finding accretive acquisitions.

Redemptions of Series A Preferred Shares

After February 26, 2028, any holder of Series A Preferred Shares may require Westrock to redeem all or any whole number of such holder's Series A Preferred Shares in cash, subject to applicable law and the terms of any credit agreement or similar arrangement pursuant to which a third-party lender provides debt financing to Westrock or its subsidiaries, at a redemption price per share equal to the greater of (a) the liquidation preference and (b) the product of (i) the number of Common Shares that would have been obtained from converting one Series A Preferred Share on the redemption notice date and (ii) the simple average of the daily volume-weighted average price per Common Share for the ten (10) trading days ending on and including the trading day immediately preceding the redemption notice date. Assuming that the liquidation preference of the Series A Preferred Shares remains $11.50 per share and all 23,510,527 Series A Preferred Shares remain outstanding after February 26, 2028, we estimate an aggregate redemption payment of at least approximately $270.4 million. If Westrock was required by the holders to redeem a significant number of Series A Preferred Shares, Westrock may not have enough cash available (including through draws on its credit facility) for other purposes such as paying dividends on the Common Shares, repurchases of Common Shares, financing acquisitions or other expansions, paying employee incentives and executing its business strategy. An outflow of a significant amount of cash from Westrock as a result of redemptions of the Series A Preferred Shares may cause a deterioration in the financial condition of Westrock and our ability to pay our other obligations and/or execute our business strategy. The impact of such redemptions on Westrock will depend, among other things, on the financial condition of Westrock at the time of such redemptions, including the amount of available cash on hand and ability to draw on Westrock's credit facilities or obtain other sources of financing, the business strategies and objectives of Westrock at that time and the magnitude of such redemptions. Additionally, we may reserve cash, refrain from pursuing other business objectives and/or direct cash away from other business objectives to ensure that we have sufficient available cash to satisfy holder redemptions and this may adversely affect our business and financial condition and ability to execute on our business strategy.

Contractual and Other Obligations

Our material contractual and other obligations include the payment of principal and interest under our debt obligations and future purchase of inventory obligations. Our Term Loan Facility and Delayed Draw Term Loan Facility require quarterly principal payments of 1.25% of the original principal. Quarterly payments increase 1.875% and 2.5% of the original principal balance during the fourth and fifth years of the Credit Facility, respectively. We have no other material obligations to pay principal amounts of our long-term debt obligations prior to their maturity.

Future purchase obligations of $427.6 million as of December 31, 2024 consist of commitments for the purchase of inventory over the next 12 months. These obligations represent the minimum contractual obligations expected under the normal course of business. There are no material purchase obligations beyond 12 months.

We have future obligations to repurchase $0.6 million of inventory associated with repurchase agreements in which the Company's SS&T segment has sold inventory to a third party and from whom the Company's Beverage Solution segment has an obligation to repurchase.

Capital Expenditures

We categorize our capital expenditures as (i) growth, (ii) maintenance, (iii) customer beverage equipment, or (iv) other.

We define growth capital expenditures as investments in our manufacturing facilities that will contribute to revenue growth by increasing production capacity, improving production efficiencies, or related to production of new products. Maintenance capital expenditures are those necessary to keep our existing manufacturing equipment fully operational. Customer beverage equipment represents Company-owned equipment that is deployed in our customers' locations.

Capital expenditures for the years ended December 31, 2024, 2023 and 2022 were as follows:

(Thousands)	Growth	Maintenance	Customer Beverage Equipment	Other	Total
Year ended December 31, 2024	$ 155,309	$ 1,862	$ 1,088	$ 1,366	$ 159,625
Year ended December 31, 2023	$ 153,604	$ 3,478	$ 2,039	$ 5,490	$ 164,611
Year ended December 31, 2022	$ 56,582	$ 2,344	$ 2,170	$ 2,165	$ 63,261

During 2025, we expect to invest approximately $50.0 million to complete the build-out of our extract and ready-to-drink facility in Conway, Arkansas, which includes approximately $20.0 million to install a second read-to-drink can line, which we expect to be placed into commercial production in the second half of 2025.

If circumstances warrant, we may need to take measures to conserve cash, which may include a suspension, delay, or reduction in growth and/or maintenance capital expenditures. We continually assess our capital expenditure plans in light of developments impacting our business, including the needs of our customers.

Off-Balance Sheet Arrangements

As of the date of this Annual Report on Form 10-K, we do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies, to the Consolidated Financial Statements included in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K for a detailed discussion of certain recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Commodities Price Risk

We are exposed to commodities price risk related to changes in the market price of green coffee. We have historically utilized, and expect to continue to utilize, various types of derivative instruments, including forward contracts, futures contracts, and option contracts to hedge our exposure to the market price variability of green coffee. For most, but not all, of our customers, increases in the cost of green coffee can be passed on to our customers in the form of higher prices. See Note 3, Summary of Significant Accounting Policies, and Note 14, Derivatives, to the Consolidated Financial Statements included in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion of our derivative instruments.

Interest Rate Risk

We are exposed to interest rate volatility with respect to the variable rate facilities under the Credit Agreement, entered into on August 29, 2022. We estimate that the potential impact to our interest rate expense associated with the variable rate Term Loan Facility and Delayed Draw Term Loan Facility, assuming a hypothetical 10% change in interest rates as of December 31, 2024, would be an annualized impact of approximately $0.9 million on the Company's results of operations for the year ended December 31, 2024.

An increase in interest rates could impact our ability to secure financing to fund growth initiatives, such as growth capital expenditures and acquisitions. In addition, rising interest rates could also limit our ability to refinance our existing debt obligations as they come due or result in us paying higher interest rates upon refinancing our existing debt obligations.

Inflation Risk

The Company has been, and continues to be, impacted by negative effects of inflation on both our customers and our costs, including materials and labor costs. We attempt to mitigate the impacts of inflation wherever possible. Our mitigation strategies include working with our vendors and suppliers to ensure that we have adequate access to raw materials to reliably provide our customers with the high-quality products they expect. In addition, where possible, we seek to recover inflation impacted costs by passing these costs onto our customers through periodic pricing increases. However, our pricing increases often lag our cost increases, including increases in commodity costs.

Item 8. *Financial Statements and Supplementary Data*

WESTROCK COFFEE COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westrock Coffee Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Westrock Coffee Company and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Little Rock, Arkansas
March 12, 2025

We have served as the Company's auditor since 2020.

WESTROCK COFFEE COMPANY
CONSOLIDATED BALANCE SHEETS

(Thousands, except par value)	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ 26,151	$ 37,196
Restricted cash	9,413	644
Accounts receivable, net of allowance for credit losses of $3,995 and $2,915, respectively	99,566	99,158
Inventories	163,323	149,921
Derivative assets	19,746	13,658
Prepaid expenses and other current assets	15,444	12,473
Total current assets	333,643	313,050
Property, plant and equipment, net	467,011	344,038
Goodwill	116,111	116,111
Intangible assets, net	114,879	122,945
Operating lease right-of-use assets	63,380	67,601
Other long-term assets	6,756	7,769
Total Assets	$ 1,101,780	$ 971,514
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY		
Current maturities of long-term debt	$ 14,057	$ 9,811
Short-term debt	54,659	43,694
Accounts payable	84,255	69,106
Supply chain finance program	78,838	78,076
Derivative liabilities	11,966	3,731
Accrued expenses and other current liabilities	34,095	35,217
Total current liabilities	277,870	239,635
Long-term debt, net	325,880	223,092
Convertible notes payable - related party, net	49,706	—
Deferred income taxes	14,954	10,847
Operating lease liabilities	60,692	63,554
Warrant liabilities	—	44,801
Other long-term liabilities	1,346	1,629
Total liabilities	730,448	583,558
Commitments and contingencies (Note 21)		
Series A Convertible Preferred Shares, $0.01 par value, 24,000 shares authorized, 23,511 shares and 23,512 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively, $11.50 liquidation value	273,850	274,216
Shareholders' Equity		
Preferred stock, $0.01 par value, 26,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 94,221 shares and 88,051 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	942	880
Additional paid-in-capital	519,878	471,666
Accumulated deficit	(442,922)	(362,624)
Accumulated other comprehensive income	19,584	3,818
Total shareholders' equity	97,482	113,740
Total Liabilities, Convertible Preferred Shares and Shareholders' Equity	$ 1,101,780	$ 971,514

See accompanying notes to the consolidated financial statements.

WESTROCK COFFEE COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
(Thousands, except per share data)	**2024**	**2023**	**2022**
Net sales	$ 850,726	$ 864,714	$ 867,872
Costs of sales	696,952	724,856	715,107
Gross profit	153,774	139,858	152,765
Selling, general and administrative expense	185,137	144,577	129,985
Transaction, restructuring and integration expense	13,797	14,557	13,169
Impairment charges	5,686	—	—
(Gain) loss on disposal of property, plant and equipment	(1,722)	1,153	935
Total operating expenses	202,898	160,287	144,089
(Loss) income from operations	(49,124)	(20,429)	8,676
Other (income) expense			
Interest expense	33,856	29,157	35,497
Change in fair value of warrant liabilities	(7,015)	(10,207)	29,675
Other, net	413	1,446	(1,146)
Loss before income taxes and equity in earnings from unconsolidated entities	(76,378)	(40,825)	(55,350)
Income tax expense (benefit)	3,728	(6,358)	111
Equity in (earnings) loss from unconsolidated entities	192	100	—
Net loss	$ (80,298)	$ (34,567)	$ (55,461)
Net loss attributable to non-controlling interest	—	15	(276)
Net loss attributable to shareholders	(80,298)	(34,582)	(55,185)
Participating securities' share in earnings	—	—	—
Accretion of Series A Convertible Preferred Shares	349	(161)	(1,316)
Loss on extinguishment of Redeemable Common Equivalent Preferred Units, net	—	—	(2,870)
Common equivalent preferred dividends	—	—	(4,380)
Accumulating preferred dividends	—	—	(13,882)
Net loss attributable to common shareholders	$ (79,949)	$ (34,743)	$ (77,633)
(Loss) earnings per common share:			
Basic	$ (0.89)	$ (0.43)	$ (1.60)
Diluted	$ (0.89)	$ (0.43)	$ (1.60)
Weighted-average number of shares outstanding:			
Basic	89,795	80,684	48,444
Diluted	89,795	80,684	48,444

See accompanying notes to the consolidated financial statements.

WESTROCK COFFEE COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Thousands)		Year Ended December 31,				
		2024		2023		2022
Net loss	$	(80,298)	$	(34,567)	$	(55,461)
Other comprehensive income (loss), net of tax:						
Unrealized gain (loss) on derivative instruments		15,501		9,717		(18,114)
Foreign currency translation adjustment		265		204		(7)
Total other comprehensive income (loss)		15,766		9,921		(18,121)
Comprehensive (loss) income		(64,532)		(24,646)		(73,582)
Comprehensive income (loss) attributable to non-controlling interests		—		15		(276)
Comprehensive loss attributable to shareholders		(64,532)		(24,661)		(73,306)
Participating securities' share in earnings		—		—		—
Accretion of Series A Convertible Preferred Shares		349		(161)		(1,316)
Loss on extinguishment of Redeemable Common Equivalent Preferred Units, net		—		—		(2,870)
Common equivalent preferred dividends		—		—		(4,380)
Accumulating preferred dividends		—		—		(13,882)
Comprehensive loss attributable to common shareholders	$	(64,183)	$	(24,822)	$	(95,754)

See accompanying notes to the consolidated financial statements.

WESTROCK COFFEE COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)[1]

(Thousands)	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity (Deficit)
Balance at December 31, 2021	34,523	345	60,628	(251,725)	12,018	2,736	$ (175,998)
Net income (loss)	—	—	—	(55,185)	—	(276)	(55,461)
Issuance of common shares upon closing of de-SPAC merger transaction, net of issuance costs, net of $3,178 of taxes	12,868	129	1,738	—	—	—	1,867
Issuance of common shares related to PIPE financing	20,590	206	205,694	—	—	—	205,900
Issuance of common shares related to conversion of debt to equity	2,500	25	24,975	—	—	—	25,000
Issuance of common shares related to conversion of Common Equivalent Preferred Units	2,220	22	23,731	—	—	—	23,753
Issuance of common shares related to Public Warrant exercise	94	1	1,272	—	—	—	1,273
Issuance of common shares related to stock options exercised	39	—	375	—	—	—	375
Issuance of common shares related to acquisitions	1,853	19	23,416	—	—	—	23,435
Common Equivalent Preferred Unit dividends ($0.02 per unit)	—	—	—	(4,380)	—	—	(4,380)
Loss on extinguishment of Common Equivalent Preferred units	—	—	—	(2,870)	—	—	(2,870)
Accretion of Series A Convertible Preferred Shares	—	—	(1,316)	—	—	—	(1,316)
Other comprehensive income (loss)	—	—	—	—	(18,121)	—	(18,121)
Equity-based compensation	333	3	2,628	—	—	—	2,631
Net share settlement of equity awards	—	—	(477)	—			(477)
Accumulating preferred dividends	—	—	—	(13,882)	—	—	(13,882)
Balance at December 31, 2022	75,020	$ 750	$ 342,664	$ (328,042)	$ (6,103)	$ 2,460	$ 11,729

(1) Retroactively adjusted for de-SPAC merger transaction as described in Note 4.

See accompanying notes to the consolidated financial statements.

WESTROCK COFFEE COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) (continued)

(Thousands)	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity (Deficit)
Balance at December 31, 2022	75,020	$ 750	$ 342,664	$ (328,042)	$ (6,103)	$ 2,460	$ 11,729
Net income (loss)	—	—	—	(34,582)	—	15	(34,567)
Issuance of common shares related to acquisitions	40	—	446	—	—	—	446
Issuance of common shares related to Public Warrant exercise	229	2	3,142	—	—	—	3,144
Issuance of common shares related to stock options exercised	88	1	847	—	—	—	848
Issuance of common shares related to conversion of Series A Convertible Preferred Shares	76	1	881	—	—	—	882
Issuance of common shares related to purchase of non-controlling interest	100	1	474	—	—	(2,475)	(2,000)
Issuance of common shares, net of issuance costs	11,877	119	117,648	—	—	—	117,767
Accretion of Series A Convertible Preferred Shares	—	—	(161)	—	—	—	(161)
Other comprehensive income (loss)	—	—	—	—	9,921	—	9,921
Equity-based compensation	621	6	8,702	—	—	—	8,708
Net share settlement of equity awards	—	—	(2,977)	—	—	—	(2,977)
Balance at December 31, 2023	88,051	$ 880	$ 471,666	$ (362,624)	$ 3,818	$ —	$ 113,740
Balance at December 31, 2023	88,051	880	471,666	(362,624)	3,818	—	113,740
Net income (loss)	—	—	—	(80,298)	—	—	(80,298)
Issuance of common shares related to "at-the-market" offering program, net of issuance costs	60	1	624	—	—	—	625
Issuance of common shares related to stock options exercised	1	—	12	—	—	—	12
Issuance of common shares related to warrant exchange	5,539	54	37,732	—	—	—	37,786
Issuance of common shares related to conversion of Series A Convertible Preferred Shares	1	—	16	—	—	—	16
Accretion of Series A Convertible Preferred Shares	—	—	349	—	—	—	349
Other comprehensive income (loss)	—	—	—	—	15,766	—	15,766
Equity-based compensation	569	7	11,601	—	—	—	11,608
Net share settlement of equity awards	—	—	(2,122)	—	—	—	(2,122)
Balance at December 31, 2024	94,221	$ 942	$ 519,878	$ (442,922)	$ 19,584	$ —	$ 97,482

See accompanying notes to the consolidated financial statements.

WESTROCK COFFEE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)		Year Ended December 31,				
		2024		**2023**		**2022**
Cash flows from operating activities:						
Net loss	$	(80,298)	$	(34,567)	$	(55,461)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:						
Depreciation and amortization		34,745		26,584		24,210
Impairment charges		5,686		—		—
Equity-based compensation		11,608		8,708		2,631
Paid-in-kind interest added to debt principal		—		—		295
Provision for credit losses		2,316		979		1,790
Amortization of deferred financing fees included in interest expense		3,224		3,517		1,726
Write-off of unamortized deferred financing fees		—		—		4,296
Loss on debt extinguishment		—		—		1,580
(Gain) loss on disposal of property, plant and equipment		(1,722)		1,153		935
Mark-to-market adjustments		(4,622)		(104)		3,502
Change in fair value of warrant liabilities		(7,015)		(10,207)		29,675
Foreign currency transactions		598		1,864		667
Deferred income tax expense (benefit)		3,287		(6,512)		(2,037)
Other		1,257		2,486		1,204
Change in operating assets and liabilities:						
Accounts receivable		(2,766)		1,688		(16,789)
Inventories		(6,558)		915		(46,770)
Derivative assets and liabilities		16,383		6,440		(22,937)
Prepaid expense and other assets		1,983		(1,890)		(15,476)
Accounts payable		5,693		(59,292)		27,646
Accrued liabilities and other		2,958		(5,826)		2,685
Net cash used in operating activities		(13,243)		(64,064)		(56,628)
Cash flows from investing activities:						
Additions to property, plant and equipment		(159,625)		(164,611)		(63,261)
Additions to intangible assets		(173)		(173)		(167)
Acquisition of business, net of cash acquired		—		(2,392)		(14,885)
Acquisition of equity method investments and non-marketable securities		—		(1,385)		—
Proceeds from sale of property, plant and equipment		13,875		206		4,144
Net cash used in investing activities		(145,923)		(168,355)		(74,169)
Cash flows from financing activities:						
Payments on debt		(181,242)		(199,196)		(438,571)
Proceeds from debt		278,141		258,490		328,539
Payments on supply chain financing program		(163,869)		(32,141)		—
Proceeds from supply chain financing program		164,631		110,217		—
Proceeds from convertible notes payable		22,000		—		—
Proceeds from convertible notes payable - related party		50,000		—		—
Proceeds from related party debt		—		—		11,700
Debt extinguishment costs		—		—		(1,580)
Payment of debt issuance costs		(3,329)		(3,158)		(6,007)
Payment of convertible notes payable issuance costs		(511)		—		—
Proceeds from de-SPAC merger and PIPE financing		—		—		255,737
Net proceeds from (repayments of) repurchase agreements		(7,706)		(6,268)		14,588
Proceeds from exercise of stock options		12		848		375
Proceeds from exercise of Public Warrants		—		2,632		—
Proceeds from issuance of common stock		635		118,767		—
Common equivalent preferred dividends		—		—		(4,380)
Payment of equity issuance costs		(10)		(1,000)		(23,998)
Payment of preferred equity issuance costs		—		—		(1,250)
Payment for purchase of non-controlling interest		—		(2,000)		—
Payment for taxes for net share settlement of equity awards		(2,122)		(2,977)		(477)
Net cash provided by financing activities		156,630		244,214		134,676
Effect of exchange rate changes on cash		260		(360)		(344)
Net (decrease) increase in cash and cash equivalents and restricted cash		(2,276)		11,435		3,535
Cash and cash equivalents and restricted cash at beginning of period		37,840		26,405		22,870
Cash and cash equivalents and restricted cash at end of period	$	35,564	$	37,840	$	26,405
Supplemental non-cash investing and financing activities:						
Property, plant and equipment acquired but not yet paid	$	32,582	$	23,124	$	8,811
Supplemental cash flow information:						
Cash paid for interest	$	37,552	$	29,446	$	30,448
Cash paid for income taxes, net		411		1,432		814

See accompanying notes to the consolidated financial statements.

WESTROCK COFFEE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

Westrock Coffee Company, a Delaware corporation (the "Company," "Westrock," "we," "us," or "our"), is a leading integrated coffee, tea, flavors, extracts, and ingredients solutions provider in the United States, providing coffee sourcing, supply chain management, product development, roasting, packaging, and distribution services to the retail, food service and restaurant, convenience store and travel center, non-commercial account, consumer packaged goods ("CPG"), and hospitality industries around the world. We manage our business in two operating segments.

Beverage Solutions: Through this segment, we combine our product innovation and customer insights to provide value-added beverage solutions, including coffee, tea, flavors, extracts and ingredients. We provide products in a variety of packaging, including branded and private label coffee in bags, fractional packs, single serve cups, multi-serve bottles and ready-to-drink bottles and cans, as well as extract solutions to be used in products such as cold brew and ready-to-drink offerings. Currently we serve customers in the United States, Europe and Asia, through the retail, food service and restaurant, convenience store and travel center, non-commercial account, CPG and hospitality industries.

Sustainable Sourcing & Traceability: Through this segment, we utilize our proprietary technology and digitally traceable supply chain to directly impact and improve the lives of our farming partners, provide tangible economic empowerment and emphasize environmental accountability and farmer literacy.   Revenues primarily consist of sales from commodity contracts related to forward sales of green coffee.

The Company operates manufacturing and distribution facilities in Concord, North Carolina, North Little Rock, Arkansas, Conway, Arkansas, and Johor Bahru, Malaysia. In addition, the Company operates Trading and Representative offices in Lewes, UK, Austin, Texas, Lima & Jaen, Peru, Addis Ababa, Ethiopia, Johor Bahru, Malaysia, and Seoul, Korea, alongside a coffee milling and exporting facility in Kigali, Rwanda.

On August 26, 2022 (the "Closing Date"), pursuant to the terms of the Transaction Agreement, dated April 4, 2022, by and among the Company, Riverview Acquisition Corp., a special purpose acquisition vehicle and a Delaware corporation ("Riverview"), Origin Merger Sub I, Inc. ("Merger Sub I"), and Origin Merger Sub II, LLC ("Merger Sub II") (as amended, modified or supplemented, the "Transaction Agreement"), the Company completed its de-SPAC merger transaction with Riverview (the "Transaction"). In connection with the closing of the Transaction (the "Closing"), the Company converted from a Delaware limited liability company to a Delaware corporation (the "Conversion") and changed its corporate name from "Westrock Coffee Holdings, LLC" (the "Converting Company") to "Westrock Coffee Company." Pursuant to the Transaction Agreement, Merger Sub I merged with and into Riverview, with Riverview surviving the merger as a direct wholly owned subsidiary of the Company (such merger, the "SPAC Merger") and immediately following the consummation of the SPAC Merger, Riverview merged with and into Merger Sub II, with Merger Sub II surviving the merger as a direct wholly owned subsidiary of the Company (the "LLC Merger", and together with the SPAC Merger, the "Mergers"). See Note 4 for additional disclosures related to the Transaction.

On June 29, 2023, the Company entered into a subscription agreement (the "Subscription Agreement") with HF Direct Investments Pool, LLC (the "HF Investor"), an affiliate of HF Capital, LLC, pursuant to which the Company agreed to sell and issue to the HF Investor and the HF Investor agreed to purchase from the Company 5,000,000 shares (the "HF Subscription Amount") of common stock, par value $0.01 per share, of the Company (the "Common Shares") at a purchase price per share of $10.00 for aggregate gross proceeds to the Company of $50.0 million (such transaction, the "HF Investment"). On August 3, 2023, the HF Investment closed after the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Additionally, on June 29, 2023 and July 18, 2023, the Company entered into definitive agreements with an affiliate of the Herbert Hunt family (the "Hunt Investor") and the Arkansas Teacher Retirement System (the "ARTRS" and together with the Hunt Investor, the "Investors"), respectively, pursuant to which the Company agreed to sell and issue to the Investors and the Investors agreed to purchase from the Company a total of 5,000,000 Common Shares of the Company at a purchase price per share of $10.00 for aggregate gross proceeds to the Company of $50.0 million (such transactions the "PIPE Investments"). On August 3, 2023, the Company closed on the PIPE Investments.

On July 24, 2023, affiliates of Brown Brothers Harriman & Co. (the "BBH Investors") exercised preemptive rights (the "BBH Preemptive Rights") to purchase approximately 1.9 million Common Shares at a purchase price per share of $10.00, under the terms of that certain Investor Rights Agreement, dated April 4, 2022, by and among the Company, the BBH Investors, and the other parties thereto. On August 7, 2023, the Company sold and issued the Common Shares to the BBH Investors, receiving aggregate gross proceeds of approximately $18.8 million.

Note 2. Basis of Presentation and Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") using the U.S. dollar as the reporting currency. The Consolidated Financial Statements include the activities of the Company and its wholly owned and/or controlled subsidiaries. All intercompany balances and transactions have been eliminated.

On April 3, 2023, the Company purchased the remaining 15% of the equity interests of Falcon Coffees Limited ("Falcon") that it did not previously own, resulting in Falcon becoming a wholly owned subsidiary of the Company. Aggregate consideration paid for the interest totaled $3.2 million and included $2.0 million in cash and 100,000 Common Shares. Due to the Company's controlling financial interest in Falcon prior to the purchase, the transaction was accounted for as an equity transaction. For periods prior to April 3, 2023, equity interests not owned by us are reflected as non-controlling interests. In the Consolidated Statements of Operations, we allocate net income (loss) attributable to non-controlling interest to arrive at net income (loss) attributable to common shareholders based on their proportionate share. Falcon operates our trading business and is reported within our Sustainable Sourcing & Traceability segment.

Common Unit Conversion

Prior to the Closing, the Converting Company's ownership interests consisted of two classes of equity, common units ("Common Units") and common equivalent preferred units ("Common Equivalent Preferred Units").

In connection with the Transaction and pursuant to the Transaction Agreement, (a) each issued and outstanding Common Unit of the Converting Company was automatically converted into 0.1049203474320 Common Shares, (b) each issued and outstanding Common Equivalent Preferred Unit of the Converting Company for which the holder had not elected to convert such unit into shares of Series A convertible preferred stock, par value $0.01 per share, of the Company (the "Westrock Series A Preferred Shares"), automatically converted into 0.1086138208640 Common Shares if such Common Equivalent Preferred Unit was designated a Westrock Series A Common Equivalent Preferred Unit or 0.1049203474320 Common Shares if such Common Equivalent Preferred Unit was designated a Series B Common Equivalent Preferred Unit and (c) each outstanding Common Equivalent Preferred Unit for which the holder thereof had made an election to convert such unit into Westrock Series A Preferred Shares, converted into 0.1086138208740 Westrock Series A Preferred Shares if such Common Equivalent Preferred Unit was designated a Series A Common Equivalent Preferred Unit or 0.0919280171940 Westrock Series A Preferred Shares if such Common Equivalent Preferred Unit was designated a Series B Common Equivalent Preferred Unit.

For the periods prior to the Closing, the number of outstanding units, weighted average number of outstanding units, loss per common unit, equity-based compensation and other financial amounts previously expressed on the basis of Common Units have been retroactively adjusted on the basis of Common Shares reflecting the common unit conversion ratio, as described above.

Note 3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to the allowance for credit losses, useful lives of property, plant and equipment, incremental borrowing rates for lease liability measurement, fair values of forward purchase and sales contracts, green coffee associated with forward contracts, share-based compensation, contingencies, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements.

Going Concern

In accordance with Accounting Standards Update ("ASU") 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40)*, the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are available to be issued. The Company is dependent on borrowings under its Credit Agreement (as defined herein) and cash generated from operations to finance its operations, service its debt requirements, maintain compliance with its covenants, and to fund capital requirements. The Company believes that projected cash flow from operations, including current projections of the timing and amount of cash flows to be generated from our Conway, Arkansas extract and ready-to-drink manufacturing facility (the "Conway Facility") and available borrowings under its Credit Agreement, as amended, as described in Note 23, will be sufficient to fund operations and to maintain covenant compliance for at least the next twelve months. However, during the year ended December 31, 2024, we incurred net losses of $80.3 million and net cash outflows from operating activities of $13.2 million. If we are unable to achieve our profitability growth projections and maintain our covenant leverage ratio and minimum liquidity requirements, as a result of, for example, experiencing any adverse impact of changes or further delays in the estimated timing and volume of products to be commercialized in our Conway Facility over the next twelve months, and generate sufficient cash flows from operations, it may restrict our liquidity and capital resources and our ability to maintain compliance with our financial covenants.

As further discussed in Note 23, on January 15, 2025, the Company entered into an Incremental Assumption Agreement and Amendment No. 4 to its Credit Agreement (as defined in Note 12), which increased available borrowings under the Credit Agreement by $25.0 million and modified certain financial covenants. However, as management's ability to amend its financial covenants cannot be assured, if necessary, management has committed to delay growth capital expenditures and/or reduce operating expenses, including headcount, salary and/or bonus reductions, all of which are in the Company's control, as necessary, in order to have adequate liquidity and to remain in compliance with its debt covenants. As further discussed in *Restructuring Activities* below, the Company recently consolidated its manufacturing operations, completed the sale of its West Winds facility and executed a targeted reduction in excess workforce capacity, which were designed to improve operational efficiency. If required, the Company will further reduce operating costs to ensure compliance with its financial covenants. The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities not exceeding three months at the time of purchase. The fair values of our cash and cash equivalents approximate the amounts shown on our Consolidated Balance Sheets due to their short-term nature.

Restricted Cash

Restricted cash represents cash maintained in margin accounts in accordance with futures market and broker regulations. In accordance with the Company's accounting policy, the Company does not adjust the value of its derivative assets or liabilities by the amount of cash held in margin accounts.

The total cash and cash equivalents and restricted cash is as follows:

(Thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 26,151	$ 37,196
Restricted cash	9,413	644
Total	$ 35,564	$ 37,840

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist principally of amounts billed and currently due from customers and are generally unsecured and due within 30 to 60 days. A portion of our accounts receivable is not expected to be collected due to non-payment, bankruptcies and deductions. Our accounting policy for the allowance for credit losses requires us to reserve an amount based on the evaluation of the aging of accounts receivable, detailed analysis of high-risk customers' accounts, and the overall market and economic conditions of our customers. This evaluation considers the customer demographic, such as large commercial customers as compared to small businesses or individual customers. We consider our accounts receivable delinquent or past due based on payment terms established with each customer. Accounts receivable are written off when the account is determined to be uncollectible.

Activity in the allowance for credit losses was as follows:

(Thousands)	Year Ended December 31,	
	2024	2023
Balance at beginning of period	$ 2,915	$ 3,023
Charged to selling, general and administrative expense	2,316	979
Write-offs	(1,236)	(1,087)
Total	$ 3,995	$ 2,915

Inventories

Inventories are stated at the lower of cost, determined on the average cost method, or net realizable value. Finished goods and work-in-process include the inventory costs of raw materials, direct labor and manufacturing overhead costs.

Within our Sustainable Sourcing & Traceability segment, green coffee associated with our forward contracts is recorded at net realizable value, which approximates market price, consistent with our forward purchase contracts recorded at fair value in accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"). Green coffee is a commodity with quoted market prices in active markets, may be sold without significant further processing, has predictable and insignificant disposal costs and is available for immediate delivery. We estimate the fair value of green coffee based on the quoted market price at the end of each reporting period, with changes in fair value being reported as a component of costs of sales in our Consolidated Statements of Operations. For the years ended December 31, 2024, 2023 and 2022, we recognized $6.8 million of net unrealized gains, $4.2 million of net unrealized gains and $12.3 million of net unrealized losses, respectively, on green coffee inventory associated with our forward sales and purchase contracts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is allocated between cost of sales and selling, general and administrative expense and is determined using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease or useful life of the asset, whichever is shorter. Maintenance and repairs are charged to operating expense when incurred.

As part of normal business operations, we identify long-lived assets that are no longer productive and dispose of them. Gains and losses on disposals of assets are presented separately in our Consolidated Statements of Operations as part of operating expenses.

Capitalized Interest

We capitalize a portion of interest costs incurred related to assets that require a period of time to get them ready for their intended use. The amount of interest capitalized is based on eligible expenditures incurred during the period involved in bringing the assets to their intended use and the Company's weighted-average interest rate during the period. For the years ended December 31, 2024 and 2023, we capitalized approximately $11.7 million and $3.2 million of interest costs, respectively.

Supply Chain Finance Program

The Company is party to a supply chain finance program (the "Program") with a third-party financing provider to provide better working capital usage by deferring payments for certain raw materials of up to $100.0 million. Under the Program, the financing provider remits payment to the Company's suppliers for approved invoices, and the Company repays the financing provider the amount of the approved invoices, plus a financing charge, on 180-day terms. The Program is uncommitted and the financing provider may, at its sole discretion, cancel the Program at any time. The Company may request cancellation of the Program in whole or in respect of one or more approved suppliers. Due to the extension of payment terms beyond the original due date of approved invoices, obligations under the Program are recorded outside of accounts payable, within our supply chain finance program, on our Consolidated Balance Sheets. Amounts paid by the financing provider to suppliers are reported as cash inflows from financing activities and a corresponding cash outflow from operating activities in our Consolidated Statements of Cash Flows. Amounts paid to the financing provider are reflected as cash outflows from financing activities in our Consolidated Statements of Cash Flows. Activity in the Program was as follows:

(Thousands)	December 31, 2024	December 31, 2023
Confirmed obligations outstanding at the beginning of the year	$ 78,076	$ —
Invoices confirmed during the period	164,631	110,217
Confirmed invoices paid during the period	(163,869)	(32,141)
Confirmed obligations outstanding at the end of the quarter	$ 78,838	$ 78,076

Restructuring Activities

The Company accounts for exit or disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations ("ASC 420"). Restructuring charges may include one-time termination benefits related to employee separations, contract termination costs, long-lived asset impairments, and other related costs with exit or disposal activities.

The recognition of restructuring charges requires the Company to make certain judgements and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, require the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the Consolidated Financial Statements. Restructuring charges are not included in the Company's measurement of segment profitability as discussed in Note 20.

During the second quarter of 2024, the Company committed to a plan to consolidate its manufacturing operations in its Beverage Solutions segment, which resulted in the closure and sale of its West Winds manufacturing facility in Concord, North Carolina, and the closure of its manufacturing facility in Richmond, California. All production from the impacted facilities was consolidated into other facilities operated by the Company in Concord, North Carolina and Conway, Arkansas.

The closure of the West Winds facility was completed as of June 30, 2024, and the Company completed the sale of the associated land and buildings during the fourth quarter of 2024, recognizing a $3.4 million gain, which is recorded in (gain) loss on disposal of property, plant and equipment in the Consolidated Statements of Operations. Production in our Richmond, California facility ceased during the third quarter of 2024. During the year ended December 31, 2024, the Company recognized $5.6 million and $0.1 million of impairment charges on property, plant and equipment and intangible assets, respectively, as a result of the consolidation of manufacturing facilities, which are recorded in impairment charges in the Consolidated Statements of Operations. The Company estimates total charges related to the plant consolidations of approximately $4.0 million, of which $3.2 million have been incurred during the year ended December 31, 2024. These charges primarily relate to costs to remove and re-install production equipment into other manufacturing facilities.

In addition, during the second quarter of 2024, the Company committed to targeted restructuring activities to improve operational efficiency by reducing excess workforce capacity. As a result of this reduction, and the impacts of the consolidation of manufacturing facilities noted above, the Company recognized approximately $4.7 million of one-time employee severance costs during the year ended December 31, 2024, which are recorded in transaction, restructuring and integration expense in the Consolidated Statements of Operations. At December 31, 2024, approximately $0.6 million of such termination benefits were accrued for within accrued expenses and other current liabilities in the Consolidated Balance Sheets.

The following table summarizes the changes in the Company's accrual for employee termination benefits:

(Thousands)	Year Ended December 31, 2024
Balance at beginning of period	$ —
Charges	4,294
Adjustments	444
Cash paid	(4,094)
Balance at end of the period	$ 644

On February 12, 2024, following the completion of its 530,000 square foot distribution center in Conway, AR, the Company entered into a lease termination agreement for its distribution center located in North Little Rock, AR (the "Gregory Distribution Center"). The Gregory Distribution Center lease terminated, by mutual agreement, on June 30, 2024. No costs were incurred as a result of the lease termination. During the first quarter of 2024, the Company remeasured the Gregory Distribution Center lease liability, and related right-of-use asset, in accordance with ASC 842, *Leases*, resulting in a reduction of the lease liability and right-of-use asset of approximately $3.0 million. At December 31, 2024, there was no remaining lease liability or right-of-use assets related to the Gregory Distribution Center recorded in the Consolidated Balance Sheets.

Goodwill and Indefinite Lived Intangible Assets

Goodwill represents the excess purchase price of acquired businesses over the fair value of the net assets acquired. Goodwill is reviewed for impairment at least annually. In accordance with ASC 350 *Goodwill – Intangible and Other*, we evaluate goodwill for impairment between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Application of the goodwill impairment test requires significant judgment, including the identification of reporting units; assignment of assets and liabilities to reporting units; and assignment of goodwill to reporting units. As of December 31, 2024, all of our goodwill is assigned to our Beverage Solutions reporting unit. Unless circumstances otherwise dictate, the annual impairment test is performed as of October 1.

We first evaluate impairment of goodwill by assessing qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount (the "Step Zero" analysis). If the Step Zero analysis indicates that it is more likely than not that the fair value of our reporting unit is less than its carrying amount, we will perform a quantitative assessment of goodwill impairment.

Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and circumstances affecting the reporting unit. If we choose to perform a qualitative assessment and, after consideration of all relevant factors and circumstances, we determine that it is more likely than not that a reporting unit's fair value is less than its carrying value, we would perform a quantitative fair value test.

When performing a quantitative assessment, we estimate the fair value of our reporting unit using a combination of an income approach based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses and acquisition multiples paid in recent transactions. We evaluate the appropriateness of each valuation methodology in determining the weighting applied to each in the determination of the concluded fair value. If the carrying value of a reporting unit's net assets is less than its fair value, no indication of impairment exists. If the carrying amount of the reporting unit is greater than the fair value of the reporting unit, an impairment loss must be recognized for the excess and recorded in the Consolidated Statements of Operations not to exceed the carrying value of goodwill.

Fair value determinations of the business require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for the purposes of a quantitative goodwill impairment test will prove to be an accurate prediction of future results. Key assumptions include our expected revenue growth rates, operating profits, levels of capital expenditures, and costs of capital. In determining these assumptions, we considered our ability to execute on our plans, future economic conditions, interest rates, and other market data. Many factors are outside the control of management, and these assumptions and estimates may change in future periods. Small changes in these assumptions or estimates could materially affect our cash flow projections; and therefore, could affect the likelihood and amount of potential impairment in future periods. Accordingly, if our current cash flow assumptions are not realized, it is possible that an impairment charge may be recorded in the future.

During the fourth quarter of 2024, the Company completed a qualitative analysis to evaluate impairment of goodwill and concluded that it was more likely than not that the fair value of our goodwill reporting unit exceeded the carrying amount. As a result, the Company concluded that no impairment existed in the year ending December 31, 2024.

We reached this conclusion based on consideration of the significant excess fair value over carrying value of previous quantitative goodwill impairment evaluations, the Company's current market capitalization and the Company's expected future revenues and operating cash flows generated by our extract and ready-to-drink manufacturing facility in Conway, Arkansas. Our previous quantitative goodwill analyses indicated that the estimated fair value of our reporting units exceeded their carrying values by over 50%. Subsequent to that evaluation, we have noted no events or circumstances that would indicate that it is more likely than not that the carrying value of our goodwill reporting units exceed their fair value.

Impairment of Property, Plant and Equipment

We review our property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable from future, undiscounted net cash flows expected to be generated by the asset group. If the asset group is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset group and its estimated fair value. As discussed in the *Restructuring Activities* section of this Note 3, for the year ended December 31, 2024, the Company recognized impairment losses of approximately $5.6 million. For the years ended December 31, 2023 and 2022, there were no events or changes in circumstances indicating that the carrying amount of any of our asset groups were not recoverable from future undiscounted cash flows we expect the asset groups to generate, and no impairment losses were recognized.

Intangible Assets

As of December 31, 2024, our intangible assets subject to amortization, net of accumulated amortization were $114.9 million. Intangible assets, including acquired finite-lived intangible assets, are amortized on a straight-line basis over their remaining useful lives. The useful life for the customer relationship intangible assets acquired in our acquisitions was determined to be the expected remaining life of those relationships on a basis that reflects the pattern of realization. Other intangible assets are amortized over their expected recovery periods.

Finite-lived intangible assets are tested for impairment with the applicable asset group and evaluated for impairment along with property, plant and equipment. As discussed in the *Restructuring Activities* section of this Note 3, for the year ended December 31, 2024, the Company recognized impairment losses of approximately $0.1 million. For the years ended December 31, 2023 and 2022, no impairment losses were recognized related to intangible assets subject to amortization.

Warrant Liabilities

Prior to October 2024, the Company had outstanding warrants to purchase Common Shares (the "Warrants"), which were accounted for in accordance with the guidance contained in ASC 815, under which the warrants did not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classified the warrants as liabilities at their fair value and adjusted the warrants to fair value at each reporting period, with changes in fair value being recognized in our Consolidated Statements of Operations.

The Company re-measured the fair value of the Westrock Public Warrants (as defined in Note 4) based on the quoted market price of the Westrock Public Warrants. The Westrock Private Warrants (as defined in Note 4) were valued using a binomial lattice valuation model. The primary unobservable input utilized in determining the fair value of the Westrock Private Warrants was the expected volatility of the stock price, which is determined by use of an option pricing model. For the year ended December 31, 2024, the Company recognized $7.0 million of gains related to the change in fair value of warrant liabilities. At December 31, 2024, there were no outstanding Warrants.

Equity Method Investments

The equity method of accounting is used for investments in entities, partnerships and similar interests in which we have significant influence but do not control. Under the equity method, we adjust our investment in unconsolidated entities for additional contributions made, distributions received and income or losses from our pro-rata share of these unconsolidated entities' net income or loss. At December 31, 2024, we had a $0.2 million investment in one unconsolidated entity, which is recorded in other long-term assets on the Consolidated Balance Sheets.

Equity Investments

The Company holds strategic investments in other companies. These investments are accounted for under the measurement alternative described in ASC 321, *Investments - Equity Securities* ("ASC 321") for equity investments that do not have readily determinable fair values. These investments are measured at cost, less impairment, if any. The Company does not exercise significant influence over these companies. These investments are recorded in other long-term assets on the Consolidated Balance Sheets. At December 31, 2024, the Company had equity investments with a carrying value of approximately $1.0 million, for which there is no readily determinable fair value.

Debt Issuance Costs

Debt issuance costs consist primarily of loan origination fees, underwriting, legal and other direct costs related to the issuance of debt. Fees related to the issuance of our Term Loan Facility are capitalized and amortized to interest expense over the term of the debt using the frozen effective yield method. The unamortized amount is presented as a reduction of long-term debt on the Consolidated Balance Sheets. Fees related to our Revolving Credit Facility are amortized ratably over the term of the Revolving Credit Facility and are included in other long-term assets in the accompanying Consolidated Balance Sheets. Amortization of deferred debt issuance costs are included in interest expense in the Consolidated Statements of Operations.

Derivatives

We use derivative financial instruments to manage our exposure to movements in certain commodity prices, primarily green coffee. All derivative instruments are valued at fair value in the Consolidated Balance Sheets. We do not use derivative instruments for speculative purposes.

For coffee-related derivative instruments designated as cash flow hedges, the change in fair value of the derivative is reported as accumulated other comprehensive income (loss) ("AOCI") and subsequently reclassified into product costs of sales in the period, or periods, when the hedged transaction affects earnings. Due to the high degree of effectiveness between the hedging instruments and the underlying exposures being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair values of the cash flows of the underlying exposures being hedged. The change in fair value of derivatives that were not designated and/or did not qualify as hedging instruments are immediately recognized in earnings.

Revenue Recognition

The Company's revenue consists of products and services which are accounted for under ASC 606, *Revenue from Contracts with Customers*, ("ASC 606") and from commodity contracts that are accounted for under ASC 815. We recognize revenue, net of sales returns, when ownership passes to customers for products manufactured in our own plants and/or by third parties on our behalf, and when prices to our customers are fixed or determinable and collection is reasonably assured. This may be upon shipment of goods or upon delivery to the customer, depending on the contractual terms. Shipping and handling costs paid by the customer to us are included in revenue. Although we occasionally accept returns of products from our customers, historically returns have not been material.

Sales Incentives

We participate in various incentive programs with our customers, including volume-based incentives, contractual rebates and promotional allowances. Volume incentives are based on our customers achieving volume targets for a period of time. Volume incentives and contractual rebates are deducted from revenue and accrued as the incentives are earned and are based on management's estimate of the total the customer is expected to earn and claim. Promotional allowances are accrued at the time of revenue recognition and are deducted from revenue based on either the volume shipped, or the volume sold at the retailer location, depending on the terms of the allowance. We regularly review customer sales forecasts to ensure volume targets will be met and adjust incentive accruals and revenues accordingly.

Costs of Sales

We record costs associated with the manufacturing of our products in costs of sales. Finished goods inventory costs include the costs of direct labor and materials and the applicable share of overhead expense chargeable to production.

Selling, General and Administrative Expense

We record all other expenses not charged to production as selling, general and administrative expense, except those meeting the definition of transaction, restructuring and integration expenses. Advertising costs are expensed at the commencement of an advertising campaign and are recognized as a component of selling, general and administrative expense. For the years ended December 31, 2024, 2023 and 2022, advertising expenses were approximately $0.9 million, $1.9 million and $3.6 million, respectively.

Shipping and Handling Costs

Shipping and handling costs incurred to deliver products from our locations to the end-user consumer of those products are recorded in selling, general and administrative expense in our Consolidated Statements of Operations. Shipping and handling costs included in selling, general and administrative expense were $14.7 million, $17.8 million and $22.1 million, for the years ended December 31, 2024, 2023 and 2022, respectively.

Shipping and handling costs incurred to store, prepare, and move products between production facilities or from production facilities to branch locations or storage facilities are recorded in costs of sales.

Equity-Based Compensation

We have determined that our equity-based awards qualify as equity classified awards, and are measured based on the fair value of the award on the date of the grant. See Note 16.

Foreign Currency Translation

The functional currency of our Rwandan subsidiary is the Rwandan Franc. All other international subsidiaries of the Company use the U.S. Dollar as their functional currency. The assets and liabilities of non-U.S. active operations are translated to U.S. dollars at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average monthly exchange rates prevailing during the period. The resulting gains or losses are recorded in AOCI.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases, using enacted income tax rates expected to apply when the deferred tax assets and liabilities are expected to be realized or settled. The Company's foreign subsidiaries file income tax returns and are subject to tax provisions in their respective foreign tax jurisdictions.

A valuation allowance is established to reduce deferred income tax assets if, on the basis of available evidence, it is more likely than not that all or a portion of any deferred tax assets will not be realized. The consideration of available evidence requires significant management judgment including an assessment of the future periods in which the deferred tax assets and liabilities are expected to be realized and projections of future taxable income. Specifically, in assessing the need for a valuation allowance, we consider the reversal of taxable temporary differences, future taxable income, the ability to carryback certain attributes and tax-planning strategies. The ultimate realization of the deferred tax assets, including net operating losses, is dependent upon the generation of future taxable income during the periods prior to their expiration. If our estimates and assumptions about future taxable income are not appropriate, the value of our deferred tax assets may not be recoverable, which may result in an increase to our valuation allowance that will impact current earnings. We re-evaluate our need for a valuation allowance on a quarterly basis.

We account for uncertain tax positions using a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, based on the technical merits. The second step requires management to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense (benefit) line in the accompanying Consolidated Statements of Operations, and we include accrued interest and penalties within other long-term liabilities in the accompanying Consolidated Balance Sheets.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting. The purchase price of each business acquired is allocated to the tangible and intangible assets acquired and the liabilities assumed based on information regarding their respective fair values on the date of acquisition. Any excess of the purchase price over the fair value of the separately identifiable assets acquired and the liabilities assumed is allocated to goodwill. The fair value of the acquired assets and liabilities assumed are estimated using the income, market and/or cost approach. The income approach utilizes the present value of estimated future cash flows that a business or asset can be expected to generate, while under the market approach, the fair value of an asset or business reflects the price at which comparable assets are purchased under similar circumstances. Inherent in our preparation of cash flow projections are significant assumptions and estimates derived from a review of operating results, business plans, expected growth rates, capital expenditure plans, costs of capital and tax rates. We also make certain forecasts about future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management. Small changes in these assumptions or estimates could materially affect the estimated fair value. Additional information, which existed as of the acquisition date but unknown to the Company at that time, may become known during the remainder of the measurement period, a period not to exceed twelve months from the acquisition date. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill and intangible assets. If such an adjustment is required, the Company will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date. The results of operations of businesses acquired are included in the Company's Consolidated Financial Statements from their dates of acquisition.

Transaction, Restructuring and Integration Expense

The Company expenses non-capitalizable transaction, restructuring and integration expenses in the period in which they are incurred and services are received. Transaction costs represent incremental transaction pursuit and unsuccessful pursuit costs, including professional services (legal, accounting, advisory, etc.), finder's fees and other direct expenses associated with an acquisition or other capital markets transactions. Restructuring and integration costs include direct costs related to restructuring activities, and costs necessary to integrate our systems and business processes, including professional services, systems and data conversions costs, severance and retention bonuses.

Recently adopted accounting pronouncements

ASU 2022-04 - Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations

In September 2022, the FASB issued ASU 2022-04 "Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations", which requires that a company that uses a supplier finance program in connection with the purchase of goods or services disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. The Company adopted the amendments within ASU 2022-04 on a retrospective basis effective January 1, 2023. The amendments to ASU 2022-04 do not affect the recognition, measurement or financial statement presentation of obligations covered by supplier finance programs.

ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The amendments in the update are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. ASU 2023-07 requires disclosure to include significant segment expenses that are regularly provided to the chief operating decision maker and a description of other segment items by reportable segment. ASU 2023-07 also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The amendments in the update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in the update require retrospective application to all prior periods presented in the financial statements. The Company adopted the amendments within ASU 2023-07 when it became effective, in our 2024 annual reporting, on a retrospective basis. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

Recently issued accounting pronouncements

ASU 2023-05 – Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement

In August 2023, the FASB issued ASU 2023-05, "Business Combinations – Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement". The amendments in this update require that a joint venture recognize and initially measure assets contributed and liabilities assumed at fair value upon its formation in the joint venture's separate financial statements. The amendments in this update are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025, with early adoption permitted. The Company will apply the provisions of ASU 2023-05 to new joint ventures, as applicable, but does not believe the adoption of ASU 2023-05 will have a material impact on our consolidated financial statements.

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The amendments in the update relate to the rate reconciliation and income taxes paid disclosure and are intended to improve transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the tax reconciliation and (2) income taxes paid disaggregated by jurisdiction. The other amendments in the update are intended to improve comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) and (2) removing disclosures that no longer are considered cost beneficial or relevant. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in the update should be applied on a prospective basis, with retrospective application permitted. The Company is currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements.

ASU 2024-03 – Income Statement – Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures". The amendments in this update include requirements for public business entities to provide disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments in this update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on our consolidated financial statements.

The Enhancement and Standardization of Climate-Related Disclosure for Investors

In March 2024, the SEC adopted final rules requiring registrants to provide certain climate-related disclosures, including Scope 1 and Scope 2 greenhouse gas emissions to the extent they are material. These rules require certain disclosures related to severe weather events and other natural conditions in the notes to audited financial statements. These disclosures are required to phase-in over multiple years beginning with fiscal 2025 for large accelerated filers and fiscal 2026 for accelerated filers. On April 4, 2024, the SEC determined to voluntarily stay the final rules pending certain legal challenges. The Company is currently evaluating the impact of the new rules.

Note 4. De-SPAC Merger Transaction

On the Closing Date, the Company completed the Transaction with Riverview. At Closing, the Company issued 12,868,151 Common Shares to public and class B shareholders of Riverview, receiving $49.8 million of the cash held in the trust account of Riverview, which is net of $17.1 million of Riverview transaction expenses that were either paid by Riverview prior to Closing or offset against proceeds received by the Company at Closing. The 12,868,151 shares issued at Closing include 1,910,000 shares issued to PIPE investors who elected to satisfy their PIPE commitments through the purchase of shares of Class A common stock of Riverview ("Riverview Class A Shares") on the public market, pursuant to the terms of their respective subscription agreements.

Substantially concurrently with the Closing, the Company received $205.9 million in cash proceeds (which amount excludes contribution to the Company of certain related party notes outstanding immediately prior to Closing) from common stock PIPE investments, issued 20,590,000 Common Shares to the PIPE investors (which share amount excludes the conversion of the related party notes), and entered into a credit agreement that includes (a) a senior secured first lien revolving credit facility in an initial aggregate principal amount of $175.0 million and (b) a senior secured first lien term loan facility in an initial aggregate principal amount of $175.0 million.

Prior to the Closing, the Company's ownership interests consist of two classes of equity, referred to as Common Units and Common Equivalent Preferred Units. At inception, each Common Equivalent Preferred Unit has a liquidation preference of $1.00 per unit, increased by an amount accruing at the rate of 10% per annum, compounding annually, based on its liquidation preference as of the time of such accrual, and reduced by the cumulative amount of any cash dividends or distributions, if any, made by the Company in respect of such Common Equivalent Preferred Unit. During the year ended December 31, 2022, the Common Equivalent Preferred Units accrued $13.9 million of liquidation preference. In connection with the Closing, holders of Common Equivalent Preferred Units were paid a cash dividend totaling $4.4 million, which is equal to the accreted liquidation preference of the Common Equivalent Preferred Units from June 30, 2022 through Closing.

Pursuant to the Transaction Agreement, (a) each issued and outstanding Common Unit converted into 0.1049203474320 Common Shares, (b) each issued and outstanding Common Equivalent Preferred Unit for which the holder had not elected to convert such unit into shares of Westrock Series A Preferred Shares (see Note 13), automatically converted into 0.1086138208640 Common Shares if such Westrock Preferred Unit was designated a Series A Common Equivalent Preferred Unit or 0.1049203474320 Common Shares if such Common Equivalent Preferred Unit was designated a Series B Common Equivalent Preferred Unit and (c) each outstanding Westrock Preferred Unit, for which the holder thereof had made an election to convert such unit into Westrock Series A Preferred Shares, converted into 0.1086138208740 Westrock Series A Preferred Shares if such Common Equivalent Preferred Unit was designated a Series A Common Equivalent Preferred Unit or 0.0919280171940 Westrock Series A Preferred Shares if such Common Equivalent Preferred Unit was designated a Series B Common Equivalent Preferred Unit.

As a result, we issued 34,855,535 Common Shares to holders of Common Units, 2,220,305 Common Shares to holders of Common Equivalent Preferred Units who elected to convert their Common Equivalent Preferred Units into Common Shares, and 23,587,952 Westrock Series A Preferred Shares to holders who elected to convert their Common Equivalent Preferred Units into Westrock Series A Preferred Shares. During the year ended December 31, 2022, the Company realized a net loss on extinguishment of the Common Equivalent Preferred Units of $2.9 million, including the payment of approximately $1.3 million of issuance costs, which adjusts earnings attributable to common shareholders in computing basic and diluted earnings per share.

In addition, at Closing, (i) each outstanding share of class B common stock of Riverview (the "Riverview Class B Shares" together with the Riverview Class A Shares, the "Riverview Shares") (other than the Riverview Class B Shares held as treasury stock, which were automatically cancelled and extinguished at Closing), automatically converted into one Riverview Class A Share, (ii) each outstanding Riverview Class A Share (including the Riverview Class A Shares resulting from the conversion of Riverview Class B Shares at Closing but excluding any Riverview Class A Shares held as treasury stock, which were automatically cancelled and extinguished at Closing) were exchanged for one Common Share, (iii) each outstanding warrant to purchase Riverview Class A Shares (the "Riverview Warrants") was, by its terms, automatically converted into a comparable warrant to purchase Common Shares (the "Westrock Warrants") on the terms and subject to the conditions set forth in the warrant agreement for the Riverview Warrants and the amended and restated warrant agreement for the Westrock Warrants, (iv) each Riverview Share held immediately prior to Closing by Riverview as treasury stock was automatically canceled and extinguished and (v) each share of capital stock of Merger Sub I issued and outstanding immediately prior to Closing was automatically canceled and extinguished and converted into one share of common stock, par value $0.01, of the surviving corporation in the SPAC Merger. In connection with obtaining the approval of the Mergers by Riverview's shareholders, Riverview provided an opportunity for its shareholders to redeem all or a portion of their outstanding Riverview Class A Shares.

The Transaction is a capital transaction in substance and not a business combination under ASC 805. As a result, Westrock is treated as the accounting acquirer and Riverview is treated as the acquired company for financial reporting purposes per ASC 805. Accordingly, for accounting purposes, the Transaction is treated similar to an equity contribution in exchange for the issuance of Common Shares.

The financial statements of the combined entity represent a continuation of the financial statements of Westrock, and the net assets of Riverview have been stated at historical cost, with no goodwill or other intangible assets recorded. The equity and net loss per unit attributable to common equity holders of the Company, prior to the Closing, have been retroactively adjusted as shares reflecting the common unit conversion ratio discussed above.

Proceeds from the Transaction and the $175.0 million term loan facility were used to pay off and terminate our then existing term loan and asset-based lending agreements, and to pay expenses related to the Transaction and the new credit agreement.

The Company and Riverview incurred $24.0 million and $17.1 million, respectively, of expenses related to the Transaction. These expenses consist of underwriting fees, professional services (legal, accounting, advisory, etc.) and other direct expenses associated with the Transaction. Costs incurred by Westrock were initially capitalized as incurred in the other assets on the Consolidated Balance Sheets. As a result of the transaction, $24.0 million of transaction costs incurred by the Company related to the issuance of shares were recognized in additional paid-in capital as a reduction of proceeds. The $17.1 million of expenses incurred by Riverview were either paid by Riverview prior to Closing or netted against proceeds received by the Company at Closing.

Common Stock Warrants

The Company assumed 12,500,000 publicly-traded Riverview Warrants ("Public Warrants") and 7,400,000 private placement Riverview Warrants ("Private Warrants"), which were originally issued by Riverview in connection with its initial public offering and, as a result of the assumption by the Company, became Westrock Warrants. The Public Warrants assumed by Westrock are referred to as the "Westrock Public Warrants" and the Private Warrants assumed by Westrock are referred to as the "Westrock Private Warrants". The Westrock Warrants are included in warrant liabilities on the Company's Consolidated Balance Sheet. The Westrock Warrants entitle the holder to purchase one Common Share at an exercise price of $11.50 per share.

On August 28, 2024, the Company announced that it had commenced an exchange offer (the "Offer") and consent solicitation (the "Consent Solicitation") relating to its outstanding (i) public warrants to purchase Common Shares, which traded on The Nasdaq Global Market (the "Nasdaq") under the symbol "WESTW" (the "Westrock Public Warrants"), and (ii) private placement warrants to purchase Common Shares (the "Westrock Private Warrants" and, together with the Westrock Public Warrants, the "Westrock Warrants"). The Company offered to all holders of the Westrock Warrants the opportunity to receive 0.290 Common Shares in exchange for each of the Westrock Warrants tendered pursuant to the Offer.

The Offer and Consent Solicitation expired on September 26, 2024 (the "Expiration Date"). As of the Expiration Date, (x) 16,676,541 outstanding Westrock Public Warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, representing approximately 97.42% of the Westrock Public Warrants and (y) 2,026,046 outstanding Westrock Private Warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, representing 100% of the Westrock Private Warrants. On September 30, 2024, the Company issued 5,423,681 Common Shares in exchange for the tendered Westrock Warrants.

Concurrently with the Offer, the Company also solicited consents from the holders of each of the Westrock Public Warrants and the Westrock Private Warrants to amend that certain Warrant Agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent (the "Warrant Agent"), which governs all of the Westrock Warrants (the "Warrant Agreement"), to permit the Company to require that (x) each Westrock Public Warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 Common Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer and (y) each Westrock Private Warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 Common Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the "Warrant Amendment").

Pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 97.42% of the outstanding Westrock Public Warrants and 100% of the outstanding Westrock Private Warrants to adopt the Warrant Amendment, which exceeded (x) the 50% threshold of the outstanding Westrock Public Warrants required to amend the Warrant Agreement with respect to the Westrock Public Warrants and (y) the 50% threshold of the outstanding Westrock Private Warrants required to amend the Warrant Agreement with respect to the Westrock Private Warrants.

Accordingly, the Company and the Warrant Agent entered into the Warrant Amendment, dated September 30, 2024. On September 30, 2024, the Company announced that it would exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each Westrock Public Warrant that is outstanding following the closing of the Offer for 0.261 Common Shares per warrant (the "Post-Offer Exchange"). The Company fixed the date for the Post-Offer Exchange as October 15, 2024.

On October 16, 2024, the Post-Offer Exchange related to the Westrock Public Warrants was completed, resulting in the issuance of 115,220 Common Shares in exchange for then outstanding Westrock Public Warrants. Following the completion of the Post-Offer Exchange, no Westrock Warrants remain outstanding. Accordingly, the Westrock Public Warrants were suspended from trading on the Nasdaq as of the close of business on October 15, 2024, and were delisted.

Note 5. Revenue

Revenue from Contracts with Customers (ASC 606)

We measure revenue based on the consideration specified in the client arrangement, and revenue is recognized when the performance obligations in the client arrangement are satisfied. Our principal source of revenue is from the procurement, trade, manufacture, and distribution of coffee, tea and extracts to customers in the United States, Europe, and Asia.

The transaction price of a contract, net of discounts and expected returns, is allocated to each distinct performance obligation based on the relative standalone selling price of the obligation and is recognized as revenue when the performance obligation is satisfied. The standalone selling price is the estimated price we would charge for the good or service in a separate transaction with similar customers in similar circumstances. Identifying distinct performance obligations and determining the standalone selling price for each performance obligation within a contract requires management judgment.

Substantially all our client contracts require that we be compensated for services performed to date. This is upon shipment of goods or upon delivery to the customer, depending on contractual terms. Shipping and handling costs paid by the customer to us are included in revenue and costs incurred by us for shipping and handling activities that are performed after a customer obtains control of the product are accounted for as fulfillment costs. In addition, we exclude from net revenue and cost of sales taxes assessed by governmental authorities on revenue-producing transactions. Although we occasionally accept returns of products from our customers, historically returns have not been material.

At times, the Company may enter into agreements in which its Sustainable Sourcing & Traceability segment will sell inventory to a third party, from whom the Company's Beverage Solutions segment has an obligation to repurchase. Such transactions are accounted for as financing transactions in accordance with ASC 606. At December 31, 2024 and 2023, the Company has $0.6 million and $8.3 million, respectively, of such repurchase agreement obligations, collateralized by the corresponding inventory, that are recorded within accrued expenses and other current liabilities on the Consolidated Balance Sheets. Net cash flows associated with these repurchase agreements are reported as financing activities in the Consolidated Statements of Cash Flows.

Revenue from Forward Contracts (ASC 815)

A portion of the Company's revenues consist of sales from commodity contracts that are accounted for under ASC 815. Sales from commodity contracts primarily relate to forward sales of green coffee which are accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying, notional amount, no initial net investment and can be net settled since the commodity is readily converted to cash. The Company does not apply the normal purchase and normal sale exception under ASC 815 to these contracts.

Revenues from commodity contracts are recognized in revenues for the contractually stated amount when the contracts are settled. Settlement generally occurs upon shipment or delivery of the product when title and risks and rewards of ownership transfer to the customer. Prior to settlement, these forward sales contracts are recognized at fair value with the unrealized gains or losses recorded within cost of sales on our Consolidated Statements of Operations. For the years ended December 31, 2024, 2023 and 2022, we recorded $2.1 million of net unrealized losses, $4.1 million of net unrealized losses and $8.8 million of net unrealized gains, respectively, within costs of sales.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $190.0 million, $141.0 million and $181.7 million in revenues under ASC 815, respectively, and are reported within the Company's Sustainable Sourcing & Traceability segment.

Contract Estimates

The nature of the Company's contracts give rise to variable consideration including cash discounts, volume-based rebates, point of sale promotions, and other promotional discounts to certain customers. For all promotional programs and discounts, the Company estimates the rebate or discount that will be granted to the customer and records an accrual upon invoicing. These estimated rebates or discounts are included in the transaction price of the Company's contracts with customers as a reduction to net revenues and are included as accrued sales incentives in accrued expenses and other current liabilities in the Consolidated Balance Sheets. Accrued sales incentives were $1.8 million at December 31, 2024 and $1.5 million at December 31, 2023. Other accrued deductions were $2.0 million at December 31, 2024 and $2.7 million at December 31, 2023 and are included as a reduction to accounts receivable, net in the Consolidated Balance Sheets.

We do not disclose the value of unsatisfied performance obligations for contracts (i) with an original expected length of one year or less or (ii) for which the Company recognizes revenue at the amount in which it has the right to invoice as the product is delivered.

Contract Balances

Contract balances relate primarily to advances received from the Company's customers before revenue is recognized. The Company does not have any material contract liabilities as of December 31, 2024 or 2023. Receivables from contracts with customers are included in accounts receivable, net on the Company's Consolidated Balance Sheets. At December 31, 2024 and 2023, accounts receivable, net included $104.8 million and $104.8 million in receivables from contracts with customers, respectively.

Contract acquisition costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives and are amortized over the contract life. As of December 31, 2024 and 2023, no costs were capitalized as all arrangements were less than a year.

Contract assets, primarily deferred promotional incentives paid to customers, totaled $1.2 million at December 31, 2024 and $0.3 million at December 31, 2023, and were included in prepaid expenses and other current assets on our Consolidated Balance Sheets. Deferred promotional incentives are amortized straight-line over the contract life. Amortization of deferred contract costs for the years ended December 31, 2024, 2023 and 2022 was $1.5 million, $2.4 million and $1.2 million, respectively, and are included in revenues in our Consolidated Statements of Operations.

Concentration of Customers

For the year ended December 31, 2024, no customers accounted for more than 10% of our consolidated net revenues. For the year ended December 31, 2023, one customer, who is represented in the Company's Beverage Solutions segment, accounted for 10.4%, or $90.0 million, of the Company's consolidated net revenues. For the years ended December 31, 2022, no customers accounted for more than 10% of our consolidated net revenues.

Disaggregated Revenue

In general, the Company's business segmentation is aligned according to the nature and economic characteristics of its products and customer relationships and provides meaningful disaggregation of each business segment's results of operations.

Further disaggregation of revenues from sales to external customers by type and geographic area, based on customer location, for the periods indicated is as follows:

(Thousands)	Year Ended December 31,					
		2024		**2023**		**2022**
Coffee & tea	$	479,614	$	559,040	$	569,464
Flavors, extracts & ingredients		175,804		162,043		112,155
Other		3,965		1,782		3,684
Green coffee		191,343		141,849		182,569
Net sales	$	850,726	$	864,714	$	867,872

(Thousands)	Year Ended December 31,					
		2024		**2023**		**2022**
United States	$	673,186	$	744,067	$	719,437
All other countries		177,540		120,647		148,435
Net sales	$	850,726	$	864,714	$	867,872

For the years ended December 31, 2024, 2023 and 2022, other than the United States, no country accounted for more than 10 percent of our consolidated net sales.

Note 6. Acquisitions

Bixby Roasting Co.

On February 28, 2023, the Company completed the acquisition of substantially all of the assets of Bixby Roasting Co. ("Bixby"), a specialty-grade roaster that is a leader in the emerging influencer-led brand space. The transaction is accounted for as a business combination in accordance with ASC 805. Aggregate consideration paid for Bixby included 39,778 Common Shares and approximately $2.2 million in cash, for total consideration of $2.6 million, subject to customary adjustments. Net assets acquired totaled approximately $0.7 million. The acquisition allows the Company to continue to expand its product marketing and development resources as it capitalizes on shifting consumer consumption trends. The acquisition includes Bixby's roasting facility in Los Angeles, California. The acquisition was recorded by allocating the costs of the assets acquired and liabilities assumed, which consisted of accounts receivable, inventory, property, plant and equipment, and accounts payable, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company finalized its purchase price allocation during the second quarter of 2023, recognizing approximately $2.0 million of goodwill, which is deductible for tax purposes, within our Beverage Solutions segment. The financial results of Bixby are included in the Beverage Solutions segment from the date of acquisition and were not material, individually or in the aggregate, to our results of operations and therefore, pro forma financial information has not been presented.

Kohana Coffee, LLC

November 14, 2022, Westrock Beverage Solutions, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, acquired one hundred percent (100%) of the equity securities of Kohana Coffee, LLC ("Kohana Coffee"), a Texas limited liability company ("Kohana Acquisition"). Kohana Coffee is an extract and ready-to-drink focused business, based in Richmond, California, serving customers in the retail and CPG industries.

The acquisition allows the Company to accelerate the development, production, and distribution of ready-to-drink products in cans and bottles. Aggregate consideration paid for Kohana Coffee included 1,852,608 Common Shares and approximately $15.7 million in cash, subject to customary adjustments.

The fair value of the stock consideration was based on the closing price of the Common Shares on the date of acquisition. The total consideration paid in the Kohana Acquisition is summarized below:

(Thousands)		
Cash consideration	$	15,682
Fair value of stock consideration		23,435
Total Consideration	$	39,117

The assets and liabilities acquired in the Kohana Acquisition are recorded at their estimated fair values.

(Thousands)		Acquired Value
Cash and cash equivalents	$	797
Accounts receivable		881
Inventory		2,306
Property, plant and equipment		8,387
Goodwill		17,275
Intangible assets		11,718
Accounts payable and accrued liabilities		(2,247)
Total	$	39,117

The above purchase price allocation was finalized during the second quarter of 2023.

The cost of the acquisition in excess of the fair market value of the tangible and intangible assets acquired less liabilities assumed represents acquired goodwill, which is deductible for tax purposes. The goodwill arising from the transaction is primarily attributable to strategic opportunities from the acquisition of Kohana, including our ability to accelerate the development, production, and distribution of ready-to-drink products in cans and bottles to our existing customers.

Intangible Assets

In our determination of the fair value of intangible assets, we consider, among other factors, the best use of acquired assets, analysis of historical financial performance and estimates of future performance of the acquired business' products. The estimated fair values of identified intangible assets are calculated considering both market participant expectations, using an income approach, as well as estimates and assumptions provided by Westrock management and management of the acquired business. Assumptions include, but are not limited to, expected revenue growth, weighted-average terminal growth rates, risk adjusted discount rate and royalty rate.

The estimated fair value of customer relationships represents future after-tax discounted cash flows that will be derived from sales to existing customers of the acquired business as of the date of acquisition.

The following table sets forth the components of identified intangible assets associated with the Kohana Acquisition and their estimated weighted average useful lives:

(Thousands)		Estimated Fair Market Value	Estimated Useful Life
Customer relationships	$	11,148	10 years
Favorable lease asset		570	2.5 years
Total	$	11,718	

Kohana Coffee, which is reported within our Beverage Solutions segment, contributed net sales of $1.5 million and operating losses of $0.5 million from the date of acquisition through December 31, 2022. Expenses associated with the acquisition were not material. As described in Note 3, during the second quarter of 2024, the Company closed its manufacturing facility in Richmond, California. All production from the facility was consolidated into other facilities operated by the Company in Concord, North Carolina and Conway, Arkansas.

The following table presents the unaudited pro forma summary of our financial results as if the Kohana Acquisition had occurred on January 1, 2021. The pro forma results include additional depreciation and amortization resulting from purchase accounting adjustments. The pro forma results do not include any synergies or other benefits of the acquisition. The pro forma results are not indicative of future results of operations, or results that might have been achieved had the acquisition been consummated on January 1, 2021.

(Thousands)	Year Ended December 31, 2022	
Revenue	$	884,228
Net loss attributable to common shareholders		(84,651)

Note 7. Inventories

The following table summarizes inventories as of December 31, 2024 and 2023:

(Thousands)	December 31, 2024		December 31, 2023	
Raw materials	$	82,412	$	78,882
Finished goods		32,520		26,857
Green coffee		48,391		44,182
Total inventories	$	163,323	$	149,921

Green coffee inventories represents green coffee held for resale. At December 31, 2024 and 2023, all green coffee held for resale was included within our Sustainable Sourcing & Traceability segment.

Note 8. Property, Plant and Equipment, Net

The following table summarizes property, plant and equipment, net as of December 31, 2024 and 2023:

(Dollars in Thousands)	Depreciable Lives	December 31, 2024	December 31, 2023
Land		$ 6,581	$ 8,778
Buildings	10-40 years	175,171	35,911
Leasehold improvements[1]		12,320	9,800
Plant equipment	3-15 years	249,933	128,639
Vehicles and transportation equipment	3-5 years	615	648
IT systems	3-7 years	12,717	8,909
Furniture and fixtures	3-10 years	7,373	3,294
Customer beverage equipment[2]	3-5 years	21,826	22,931
Lease right-of-use assets[3]		81	81
Construction in progress and equipment deposits		85,279	208,308
		571,896	427,299
Less: accumulated depreciation		(104,885)	(83,261)
Property, plant and equipment, net		$ 467,011	$ 344,038

1 - Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life.
2 - Customer beverage equipment consists of brewers held on site at customer locations.
3 - Lease right-of-use assets are amortized over the shorter of the useful life of the asset or the lease term.

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $26.6 million, $18.4 million and $17.4 million, respectively. Assets classified as construction in progress and equipment deposits are not depreciated, as they are not ready for production use. All assets classified as construction in progress and equipment deposits at December 31, 2024 are expected to be in production use.

Note 9. Leases

We have operating leases for manufacturing, production, administrative, distribution and warehousing facilities, vehicles and machinery and equipment. Some of our lease agreements have renewal options, tenant improvement allowances, rent holidays and rent escalation clauses. The remaining terms on our leases range from 1 year to 15 years, some of which may include options to extend the leases and some of which may include options to terminate the leases within 1 year.

The following table summarizes the amount of right-of-use lease assets and lease liabilities included in each respective line item on the Company's Consolidated Balance Sheets:

(Thousands)	Balance Sheet Location	December 31, 2024	December 31, 2023
Right-of-use operating lease assets	Operating lease right-of-use assets	$ 63,380	$ 67,601
Operating lease liabilities - current	Accrued expenses and other current liabilities	4,420	4,809
Operating lease liabilities - noncurrent	Operating lease liabilities	60,692	63,554

During the years ended December 31, 2024 and 2023, the Company obtained approximately $1.0 million and $60.2 million, respectively, of right-of-use operating lease assets in exchange for lease obligations.

On February 12, 2024, following the completion of its 530,000 square foot distribution center in Conway, Arkansas, the Company entered into a lease termination agreement for the Gregory Distribution Center lease. The Gregory Distribution Center lease terminated, by mutual agreement, on June 30, 2024. No costs were incurred as a result of the lease termination. This lease termination event does not significantly alter the Company's operational capabilities or its financial position.

Depending on the nature of the lease, lease costs are classified within costs of sales or selling, general and administrative expense on the Company's Consolidated Statements of Operations. The components of lease costs for the year ended December 31, 2024 and 2023 are as follows:

| (Thousands) | Year Ended December 31, | | | |
	2024		2023	
Operating lease cost	$	10,797	$	4,857
Short-term lease cost		1,075		1,020
Total	$	11,872	$	5,877

The following table presents information about the Company's weighted average discount rate and remaining lease term as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted-average discount rate	7.7%	7.8%
Weighted-average remaining lease term	12.1 years	12.9 years

Supplemental cash flow information about the Company's leases as of December 31, 2024 and 2023, respectively, is as follows:

| (Thousands) | Year Ended December 31, | | | |
	2024		2023	
Cash paid related to operating lease liabilities	$	9,670	$	4,317

Finance lease assets are recorded in property, plant and equipment, net with the corresponding lease liabilities included in accrued expenses and other current liabilities and long-term debt, net on the Consolidated Balance Sheets. There were no material finance leases as of December 31, 2024.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2024 are as follows:

(Thousands)		
2025	$	8,851
2026		8,596
2027		8,522
2028		7,997
2029		8,069
Thereafter		61,674
Total future minimum lease payments		103,709
Less: imputed interest		(38,597)
Present value of minimum lease payments	$	65,112

Note 10. Goodwill

Changes in the carrying amount of goodwill occurring during the years ended December 31, 2024 and 2023 were as follows:

(Thousands)		Beverage Solutions		Total
Balance at December 31, 2022				
Goodwill	$	190,882	$	190,882
Accumulated impairment loss		(76,883)		(76,883)
		113,999		113,999
Changes during the period:				
Acquisitions		2,025		2,025
Measurement period and other adjustments		87		87
Balance at December 31, 2023				
Goodwill	$	192,994	$	192,994
Accumulated impairment loss		(76,883)		(76,883)
		116,111		116,111
Balance at December 31, 2024				
Goodwill	$	192,994	$	192,994
Accumulated impairment loss		(76,883)		(76,883)
	$	116,111	$	116,111

Note 11. Intangible Assets, Net

The following table summarizes intangible assets, net as of December 31, 2024 and 2023:

(Thousands)		December 31, 2024		
		Cost	Accumulated Amortization	Net
Customer relationships	$	148,648	$ (34,197)	$ 114,451
Favorable lease asset		220	(209)	11
Software		1,243	(826)	417
Intangible assets, net	$	150,111	$ (35,232)	$ 114,879

(Thousands)		December 31, 2023		
		Cost	Accumulated Amortization	Net
Customer relationships	$	148,648	$ (26,487)	$ 122,161
Favorable lease asset		790	(413)	377
Software		1,079	(672)	407
Intangible assets, net	$	150,517	$ (27,572)	$ 122,945

Amortization expense of intangible assets was $8.1 million, $8.2 million and $6.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the weighted average useful life for definite-lived intangibles is approximately 20 years.

The estimated amortization expense for intangible assets subject to amortization over the next five years is:

(Thousands)	
2025	$ 7,816
2026	7,805
2027	7,805
2028	7,780
2029	7,746
Thereafter	75,927
Total	$ 114,879

Note 12. Debt

Our long-term debt as of December 31, 2024 and 2023 was as follows:

(Thousands)	December 31, 2024	December 31, 2023
Term loan facility	$ 155,313	$ 164,063
Delayed draw term loan facility	48,125	—
Revolving credit facility	112,500	65,000
Convertible notes payable	72,000	—
International trade finance lines	54,659	43,694
International notes payable	5,111	6,179
Other loans	19	39
Total debt	447,727	278,975
Unamortized debt costs	(3,425)	(2,378)
Current maturities of long-term debt	(14,057)	(9,811)
Convertible notes payable - related party, net	(49,706)	—
Short-term debt	(54,659)	(43,694)
Long-term debt, net	$ 325,880	$ 223,092

The following table summarizes our long-term debt payments required in each of the next five years and thereafter:

(Thousands)	
2025	$ 14,057
2026	22,011
2027	285,000
2028	—
2029	72,000
Thereafter	—
Total	$ 393,068

Credit Agreement

The Company is party to a credit agreement (the "Credit Agreement") among the Company, Westrock Beverage Solutions, LLC, as the borrower (the "Borrower"), Wells Fargo Bank, N.A., as administrative agent, collateral agent, and swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, and each issuing bank and lender party thereto. The Credit Agreement includes (a) a senior secured first lien revolving credit facility in an initial aggregate principal amount of $175.0 million (the "Revolving Credit Facility"), (b) a senior secured first lien term loan facility in an initial aggregate principal amount of $175.0 million (the "Term Loan Facility"), and (c) incremental term loan commitments in the form of a senior secured delayed draw term loan credit facility (the "Delayed Draw Term Loan Facility") in the aggregate principal amount of $50.0 million. The Revolving Credit Facility, the Term Loan Facility and the Delayed Draw Term Loan Facility will mature on August 29, 2027. All obligations under the Credit Agreement are guaranteed by the Company and each of the Borrower's domestic subsidiaries, which comprise our Beverage Solutions segment, and are secured by substantially all of the Company's assets.

Borrowings under the Revolving Credit Facility, the Term Loan Facility and the Delayed Draw Term Loan Facility will bear interest, at the Borrower's option, initially at an annual rate equal to (a) term SOFR plus a credit spread adjustment of 0.10% for loans with an interest period of one month, 0.15% for loans with an interest period of three months and 0.25% for loans with an interest period of six months, as applicable, (the "Adjusted Term SOFR") or (b) the base rate (determined by reference to the greatest of (i) the rate of interest last quoted by The Wall Street Journal in the United States as the prime rate in effect, (ii) the NYFRB Rate from time to time plus 0.50% and (iii) the Adjusted Term SOFR for a one month interest period plus 1.00%, (the "Base Rate")), in each case plus an applicable margin.

At December 31, 2024, we had $112.5 million of outstanding borrowings under the Revolving Credit Facility, with a weighted average interest rate of 8.6%, and we had $2.6 million of standby letters of credit outstanding. At December 31, 2024, the interest rate applicable to our Term Loan Facility was 8.2% and the interest rate applicable to our Delayed Draw Term Loan Facility was 9.2%.

On February 15, 2024, the Borrower entered into Amendment No. 3 (the "Third Amendment") to the Credit Agreement. The Third Amendment modified the existing covenant relief period (the "Covenant Relief Period"), which commenced on June 30, 2023 and will end on the earlier to occur of (i) April 1, 2026 and (ii) any date following June 30, 2024, on which the Borrower elects to terminate the Covenant Relief Period subject to satisfaction of certain conditions. During the Covenant Relief Period, the Company's ability to incur additional indebtedness and make investments, restricted payments and junior debt restricted payments will be more limited. The Third Amendment permits the Company to issue convertible notes, including the Convertible Notes (as defined below).

During the Covenant Relief Period, the applicable margin for any term SOFR rate loan will range from 3.00% to 4.00% and for any ABR loan will range from 2.00% to 3.00%, in each case depending on the secured net leverage ratio. After the Covenant Relief Period, the applicable margin for any term SOFR rate loan will range from 2.00% to 3.00% and for any ABR loan will range from 1.00% to 2.00%, in each case depending on the secured net leverage ratio.

The Credit Agreement, as amended through the Third Amendment, required the Borrower to maintain compliance with (i) a secured net leverage ratio at levels ranging from 4.50:1.00 to 6.25:1.00 and stepping down to 4.50:1.00 by April 2026 (which has been further amended by the Fourth Amendment, as discussed below) and (ii) an interest coverage ratio of at least 1.50:1.00 on and prior to September 30, 2025 and at least 2.00:1.00 on December 31, 2025 and thereafter. The Credit Agreement, as amended through the Third Amendment, also includes (i) a minimum liquidity covenant requiring the Borrower not to permit its liquidity, measured as of the last business day of each calendar month commencing March 29, 2024, to be less than $15 million and (ii) an anti-cash hoarding covenant, which shall be effective only during the Covenant Relief Period, requiring the Borrower to have no more than $20 million of unrestricted cash on the last day of each calendar month when revolving loans or letters of credit are outstanding or on the date of borrowing of a revolving loan. As of December 31, 2024, the Company was in compliance with its financial covenants.

The Term Loan Facility and Delayed Draw Term Loan Facility require quarterly principal payments totaling approximately $2.8 million (1.25% of the original principal balance). Quarterly payments increase to approximately $4.2 million and $5.6 million (1.875% and 2.5% of the original principal balance) during the final two years of the agreements, respectively.

We incurred a total of $2.4 million in financing fees in connection with the Third Amendment. Approximately $1.3 million of the fees were allocated to the Term Loan Facility and are being amortized over the remaining term of the Term Loan Facility utilizing the frozen effective yield method based on the interest rate in place at the issuance of the Term Loan Facility. Approximately $1.0 million of the fees were allocated to the Revolving Credit Facility, are reported within other long-term assets on the Consolidated Balance Sheets and are being amortized ratably over the remaining term of the Revolving Credit Facility.

Convertible Notes

On February 15, 2024, the Company sold and issued in a private placement $72.0 million in aggregate principal amount of 5.00% convertible senior notes due 2029 (the "Convertible Notes"), of which $50.0 million was from related parties (See Note 22). The Convertible Notes are unsecured, senior obligations of the Company and accrue interest at a rate of 5.00% per annum.

The Convertible Notes are carried at amortized cost and are recorded in long-term debt, net and convertible notes payable – related party, net on the Consolidated Balance Sheets. At December 31, 2024, the carrying value of the Convertible Notes was $71.6 million, of which $49.7 million was from related parties. We incurred a total of $0.5 million of financing fees in connection with the Convertible Notes, which were ratably allocated to the convertible notes payable and the convertible notes payable – related party, respectively, and are being amortized into interest expense over the remaining term of the Convertible Notes utilizing the effective interest rate method.

Pursuant to the terms of the Convertible Notes, noteholders may convert their Convertible Notes at their option only in the following circumstances: (i) during the period commencing on August 15, 2024, and prior to the close of business on the trading day immediately preceding August 15, 2028, if the closing price for at least 20 trading days (whether or not consecutive) during the period of any 30 consecutive trading days in the immediately preceding calendar quarter is equal to or greater than 130% of the conversion price; (ii) during the period commencing on August 15, 2028, and prior to the close of business on the second scheduled trading day immediately preceding February 15, 2029, at any time; and (iii) during the 35 trading days following the effective date of certain fundamental change transactions that occur prior to the close of business on the trading day immediately preceding August 15, 2028.

The Company will settle conversions by paying or delivering, as applicable, at the Company's election, cash, Common Shares, or a combination of cash and Common Shares. The Company may not issue more than 19.99% of the issued and outstanding Common Shares immediately prior to the issuance of the Convertible Notes in respect of the conversion of the Convertible Notes. The initial conversion price of the Convertible Notes is $12.84, which corresponds to an initial conversion rate of approximately 77.88 Common Shares per $1,000 principal amount of Convertible Notes. The conversion price and conversion rate are subject to customary adjustments.

International Debt and Lending Facilities

On March 21, 2023, we entered into a $70 million working capital trade finance facility with multiple financial institutions through our subsidiary, Falcon. The facility is uncommitted and repayable on demand, with certain of Falcon's assets pledged as collateral against the facility. The facility was set to mature one year from inception. Borrowings under the facility bore interest at the borrower's option at a rate equal to (a) Term SOFR, as defined in the facility, plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%).

On March 8, 2024, Falcon renewed its working capital trade finance facility with multiple institutions. The facility size was reduced from $70.0 million to $55.0 million and remains uncommitted and repayable on demand, with certain of Falcon's assets pledged as collateral against the facility. The facility will mature one year from inception. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) Term SOFR plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%).

On August 21, 2024, Falcon amended its working capital trade finance facility, increasing the facility size from $55.0 million to $75.0 million. The interest rates and maturity date were unchanged as a result of the amendment.

At December 31, 2024, there was $50.6 million of outstanding borrowings under the facility, which is recorded in short-term debt in the Consolidated Balance Sheets. Falcon's facility contains certain restrictive financial covenants which require Falcon to maintain certain levels of working capital, debt, and net worth. Falcon was in compliance with these financial covenants as of December 31, 2024.

On September 28, 2023, we entered into a $5.0 million unsecured working capital trade finance facility with responsAbility Climate Smart Agriculture & Food Systems Fund through our subsidiary, Falcon. The facility will mature on December 31, 2026, and requires stepped repayments of $0.5 million on December 31, 2024, $1.0 million on December 31, 2025 and $3.5 million on December 31, 2026. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) (i) the most recent applicable Term SOFR for the longest period (for which Term SOFR is available) which is less than the applicable interest period of the loan or (ii) if no such Term SOFR is available for a period which is less than the applicable interest period, SOFR for the day which is two U.S. Government Securities Business Days, as defined in the facility, before the Quotation Day, as defined in the facility; or (b) the most recent applicable Term SOFR (as of the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the applicable interest period of that loan, in each case plus the applicable margin. At December 31, 2024, there was $4.5 million of outstanding borrowings under the facility, of which $3.5 million and $1.0 million is recorded in long-term debt, net and current maturities of long-term debt, respectively, on the Consolidated Balance Sheets. Falcon's facility contains certain restrictive financial covenants which require Falcon to maintain certain levels of working capital, debt, and tangible net worth. Falcon was in compliance with these financial covenants as of December 31, 2024.

Westrock Coffee International, LLC, through its subsidiary Rwanda Trading Company, maintains two mortgage and inventory-backed lending facilities with a local bank in Rwanda: (a) a short-term trade finance facility with a balance of $4.0 million at December 31, 2024 and (b) a long-term note payable with a balance of $0.6 million at December 31, 2024, of which $0.4 million is reported in current maturities of long-term debt on the Consolidated Balance Sheets.

Note 13. Series A Preferred Shares

The Company has 23,510,527 Westrock Series A Preferred Shares outstanding, which rank senior to the Common Shares with respect to dividend rights and/or distribution rights upon the liquidation, winding up or dissolution, as applicable, of Westrock. Each holder of Westrock Series A Preferred Shares is entitled to vote, on an as-converted basis, as a single class with the holders of Common Shares and the holders of any other class or series of capital stock of

Westrock then entitled to vote with the Common Shares on all matters submitted to a vote of the holders of Common Shares.

The initial liquidation preference of Westrock Series A Preferred Shares is $11.50 per share, plus any declared but unpaid dividends and subject to accretion under certain circumstances. In the event of our liquidation, dissolution or winding up, holders of Westrock Series A Preferred Shares are entitled to receive, per Westrock Series A Preferred Share, the greater of (a) the liquidation preference and (b) the amount such holder would have received had they converted their Westrock Series A Preferred Shares into Common Shares immediately prior to such liquidation event.

Holders of Westrock Series A Preferred Shares may voluntarily convert their Westrock Series A Preferred Shares into a whole number of Common Shares at any time at a rate equal to the quotient of (a) the liquidation preference as of the applicable conversion date, divided by (b) the conversion price as of the applicable conversion date, which is currently $11.50 per Westrock Series A Preferred Share, plus cash in lieu of fractional shares. The initial conversion price of $11.50 per Westrock Series A Preferred Share is subject to customary adjustments for the issuance of Common Shares as a dividend or distribution to the holders of Common Shares, a subdivision or combination of the Common Shares, reclassification of the Common Shares into a greater or lesser number of Common Shares, certain tender or exchange offers for the Common Shares, and issuances of Common Shares below a specified price.

During the year ended December 31, 2024, the Company issued 1,395 Common Shares upon the conversion of 1,395 Westrock Series A Preferred Shares, receiving no proceeds upon the issuance of the Common Shares.

After February 26, 2028 (i.e., the five and a half year anniversary of the Closing), any holder of Westrock Series A Preferred Shares may require Westrock to redeem all or any whole number of such holder's Westrock Series A Preferred Shares in cash, subject to applicable law and the terms of any credit agreement or similar arrangement pursuant to which a third-party lender provides debt financing to Westrock or its subsidiaries, at a redemption price per share equal to the greater of (a) the liquidation preference and (b) the product of (i) the number of Common Shares that would have been obtained from converting one Westrock Series A Preferred Share on the redemption notice date and (ii) the simple average of the daily volume weighted average price per Common Share for the ten trading days ending on and including the trading day immediately preceding the redemption notice date. Assuming that the liquidation preference of the Series A Preferred Shares remains $11.50 per share and all 23,510,527 Series A Preferred Shares outstanding at December 31, 2024 remain outstanding after February 26, 2028, we estimate an aggregate redemption payment of at least approximately $270.4 million.

At any time after February 26, 2028 (i.e., the five and a half year anniversary of the date of Closing), Westrock may redeem, ratably, in whole or, from time to time in part, the Westrock Series A Preferred Shares of any holder then outstanding at the redemption price in cash, equal to the greater of (i) the liquidation preference and (ii) the product of (x) the number of Common Shares that would have been obtained from converting one Westrock Series A Preferred Share on the date of the exercise of such call is notified by Westrock (including fractional shares for this purpose) and (y) the simple average of the daily volume weighted average price per Common Share for the ten trading days ending on and including the trading day immediately preceding the date of the exercise of such call by Westrock. The redemption price for the Westrock Series A Preferred Shares held by controlled affiliates of Brown Brothers Harriman & Co. ("BBH Investors") may not be less than the $18.50 per Westrock Series A Preferred Share (subject to adjustments); provided that, Westrock may redeem such shares in such a case if it pays an incremental price per share on the redemption date to the BBH Investors equal to the difference between $18.50 (subject to adjustments) and the redemption price otherwise.

Upon issuance, the Westrock Series A Preferred Shares were recorded on our Consolidated Balance Sheets at fair value. Subsequently, the Company will accrete changes in the redemption value from the date of issuance to the earliest redemption date (i.e., the five and a half year anniversary of the date of Closing) using the effective interest rate method. The accretion will be recorded as a deemed dividend, which adjusts retained earnings (or in the absence of retained earnings, additional paid-in capital) and earnings attributable to common shareholders in computing basic and diluted earnings per share. However, at no time will the Westrock Series A Preferred Shares be reported at a value less than its initial carrying value. For the years ended December 31, 2024 and 2023, the Company recorded $0.3 million of amortization and $0.2 million of accretion, respectively, with respect to the Westrock Series A Preferred Shares.

Note 14. Derivatives

We record all derivatives, whether designated in a hedging relationship or not, at fair value on the Consolidated Balance Sheets. We use various types of derivative instruments including, but not limited to, forward contracts, futures contracts, and options contracts for certain commodities. Forward and futures contracts are agreements to buy or sell a quantity of a commodity at a predetermined future date, and at a predetermined rate or price. Forward contracts are traded over the counter whereas futures contracts are traded on an exchange. Option contracts are agreements to facilitate a potential transaction involving the commodity at a preset price and date.

The accounting for gains and losses that result from changes in the fair values of derivative instruments depends on whether the derivatives have been designated and qualify as hedging instruments and the types of hedging relationships. Derivatives can be designated as fair value hedges, cash flow hedges or hedges of net investments in foreign operations. The changes in the fair values of derivatives that have not been designated and for which hedge accounting is not applied, are recorded in the same line item in our Consolidated Statements of Operations as the changes in the fair value of the hedged items attributable to the risk being hedged. The changes in fair values of derivatives that have been designated and qualify as cash flow hedges are recorded in accumulated other comprehensive income (loss) ("AOCI") and are reclassified into the line item in the Consolidated Statements of Operations in which the hedged items are recorded in the same period the hedged items affect earnings.

For derivatives that will be accounted for as hedging instruments, we formally designate and document, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, we formally assess both at the inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are highly effective at offsetting changes in either the fair values or cash flows of the related underlying exposures.

We use cash flow hedges to minimize the variability in cash flows of assets or liabilities or forecasted transactions caused by fluctuations in commodity prices. The changes in fair values of hedges that are determined to be ineffective are immediately reclassified from AOCI into earnings. We did not discontinue any cash flow hedging relationships during the years ended December 31, 2024, 2023 or 2022.

Within our Beverage Solutions segment, we have entered into coffee futures contracts to hedge our exposure to price fluctuations on green coffee associated with certain price-to-be-fixed purchase contracts, which generally range from three to twelve months in length. These derivative instruments have been designated as cash flow hedges. The objective of this hedging program is to reduce the variability of cash flows associated with future purchases of green coffee.

The notional amount for the coffee futures contracts that were designated and qualified for our commodity cash flow hedging program was 11.0 million pounds and 11.5 million pounds as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, the Company purchased coffee futures contracts and coffee options contracts under our cash flow hedging program with aggregate notional amount of 90.0 million pounds and 63.4 million pounds, respectively.

Approximately $15.8 million of net realized gains, $6.4 million of net realized losses and $13.1 million of net realized gains, representing the effective portion of the cash-flow hedge, were subsequently reclassified from AOCI to earnings and recognized in cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the estimated amount of net gains reported in AOCI that is expected to be reclassified to the Consolidated Statements of Operations within the next twelve months is $19.8 million.

Within our Sustainable Sourcing & Traceability segment, the Company's forward sales and forward purchase contracts are for physical delivery of green coffee in a future period. While the Company considers these contracts to be effective economic hedges, the Company does not designate or account for forward sales or forward purchase contracts as hedges as defined under current accounting standards. See Note 5 for a description of the treatment of realized and unrealized gains and losses on forward sales and forward purchase contracts.

The fair value of our derivative assets and liabilities included in the Consolidated Balance Sheets are set forth below:

(Thousands)	Balance Sheet Location	December 31, 2024		December 31, 2023	
Derivative assets designated as cash flow hedging instruments:					
Coffee futures contracts[1]	Derivative assets	$	3,815	$	3,355
Options contracts	Derivative assets		228		—
Total		$	4,043	$	3,355
Derivative assets not designated as cash flow hedging instruments:					
Forward purchase and sales contracts	Derivative assets	$	15,703	$	10,303
Total			15,703		10,303
Total derivative assets		$	19,746	$	13,658
Derivative liabilities not designated as cash flow hedging instruments:					
Forward purchase and sales contracts	Derivative liabilities	$	11,966	$	3,731
Total derivative liabilities		$	11,966	$	3,731

1 - The fair value of coffee futures excludes amounts related to margin accounts.

The following table presents the pre-tax net gains and losses for our derivative instruments for the years ended December 31, 2024, 2023 and 2022:

		Year Ended December 31,		
(Thousands)	Statement of Operations Location	2024	2023	2022
Derivative assets designated as cash flow hedging instruments:				
Net realized gains (losses) on coffee derivatives	Costs of sales	$ 15,780	$ (6,377)	$ 13,094
Derivative assets and liabilities not designated as cash flow hedging instruments:				
Net unrealized gains (losses) on forward sales and purchase contracts	Costs of sales	$ (2,077)	$ (4,064)	$ 8,828

Note 15. Fair Value Measurements

ASC 820, *Fair Value Measurements*, defines fair value at the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1—Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2—Valuation is based upon inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e. interest rate and yield curves observable at commonly quoted intervals, default rates, etc.). Observable inputs include quoted prices for similar instruments in active and non-active markets. Level 2 includes those financial instruments that are valued with industry standard valuation models that incorporate inputs that are observable in the marketplace throughout the full term of the instrument or can otherwise be derived from or supported by observable market data in the marketplace. Level 2 inputs may also include insignificant adjustments to market observable inputs.

- Level 3—Valuation is based upon one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are used to the extent relevant observable inputs are not available and are developed based on the best information available. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The following table summarizes the fair value of financial instruments at December 31, 2024:

		December 31, 2024		
(Thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Green coffee associated with forward contracts	$ —	$ 47,644	$ —	$ 47,644
Coffee futures contracts	3,815	—	—	3,815
Options contracts	228	—	—	228
Forward purchase and sales contracts	—	15,703	—	15,703
Total	$ 4,043	$ 63,347	$ —	$ 67,390
Liabilities:				
Forward purchase and sales contracts	—	11,966	—	11,966
Total	$ —	$ 11,966	$ —	$ 11,966

The following table presents the change in the fair value of Level 3 Westrock Private Warrants liabilities during the year ended December 31, 2024:

(Thousands)	Westrock Private Warrants
Fair value as of December 31, 2023	$ 5,430
Change in fair value	(1,511)
Warrant exchange	(3,919)
Fair value as of December 31, 2024	$ —

The following table summarizes the fair value of financial instruments at December 31, 2023:

		December 31, 2023		
(Thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Green coffee associated with forward contracts	$ —	$ 33,447	$ —	$ 33,447
Coffee futures contracts	3,355	—	—	3,355
Forward purchase and sales contracts	—	10,303	—	10,303
Total	$ 3,355	$ 43,750	$ —	$ 47,105
Liabilities:				
Forward purchase and sales contracts	—	3,731	—	3,731
Westrock Public Warrants	39,371	—	—	39,371
Westrock Private Warrants	—	—	5,430	5,430
Total	$ 39,371	$ 3,731	$ 5,430	$ 48,532

The following table presents the change in the fair value of Level 3 Westrock Private Warrants liabilities during the year ended December 31, 2023:

(Thousands)	Westrock Private Warrants
Fair value as of December 31, 2022	$ 28,342
Transfer out of level 3	(18,916)
Change in fair value	(3,996)
Fair value as of December 31, 2023	$ 5,430

Financial instruments consist primarily of cash, accounts receivable, accounts payable, a supply chain finance program, convertible notes payable, short-term debt and long-term debt. The carrying amount of cash, accounts receivable, accounts payable, short-term debt and the supply chain finance program was estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments. The Term Loan Facility, Delayed Draw Term Loan Facility and Revolving Credit Facility are carried on the Consolidated Balance Sheets at amortized cost and are estimated by management to approximate fair value as of December 31, 2024, as the interest rate on these facilities is adjusted for changes in the market rates. The fair value of the Term Loan Facility, Delayed Draw Term Loan Facility and Revolving Credit Facility was determined based on Level 2 inputs under the fair value hierarchy.

Coffee futures contracts and coffee options are valued based on quoted market prices. The estimated fair value for green coffee inventories associated with forward contracts and forward sales and purchase contracts are based on exchange-quoted prices, adjusted for differences in origin, quantity, quality, and future delivery period, as the exchange quoted prices represent standardized terms for the commodity. These adjustments are generally determined using broker or dealer quotes or based upon observable market transactions. As a result, green coffee associated with forward contracts and forward sales and purchase contracts are classified within Level 2 of the fair value hierarchy.

The Convertible Notes are carried on the Consolidated Balance Sheets at amortized cost. The estimated fair value of the Convertible Notes was $59.6 million as of December 31, 2024, and was determined using a binomial lattice, which is considered to be a Level 3 fair value measurement. The primary unobservable inputs at December 31, 2024 include the expected volatility and assumed debt yield of 45.0% and 15.3%, respectively.

Westrock Public Warrants are valued based on their quoted market price of $2.30 per warrant as of December 31, 2023. As of December 31, 2023, the Westrock Private Warrants price of $2.68 per warrant was valued using a binomial lattice valuation model, which is considered to be a Level 3 fair value measurement. The primary unobservable inputs were as follows:

	December 31, 2023
Stock price	$ 10.21
Exercise price	11.50
Expected term (years)	5.00
Expected volatility	33.80 %
Risk-free rate of return	3.91 %
Dividend yield	0.00 %

The most significant of these primary unobservable inputs utilized in determining the fair value of the Westrock Private Warrants is the expected volatility of the stock price, which is determined by use of an option pricing model.

Non-financial assets and liabilities, including property, plant and equipment, goodwill, and intangible assets are measured at fair value on a non-recurring basis. No events occurred during the years ended December 31, 2024 and 2023 requiring these non-financial assets and liabilities to be subsequently recognized at fair value, with the exception of the $5.7 million of impairment charges for the year ended December 31, 2024 related to the restructuring activities discussed in Note 3. The equipment is no longer in use and was determined to have no salvage value.

At December 31, 2024, the Company had an equity investment with a carrying value of approximately $1.0 million, for which there is no readily determinable fair value. This investment is recorded at cost within other long-term assets on the Consolidated Balance Sheets. As of December 31, 2024, there have been no adjustments, upward or downward, to the carrying value.

Note 16. Equity-Based Compensation

The Company has implemented equity compensation programs, which are designed to attract and retain key employees while also aligning employees' interests with the interests of our shareholders.

Compensation expense for all equity-based compensation awards is based on the grant date fair value estimate. As equity-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for forfeitures estimated at the date of grant based on our historical experience and future expectations. Income tax benefits related to the tax deductions for share-based awards are recognized only upon settlement of the related share-based awards.

Stock Options

In August 2022, in connection with the Transaction, unit option awards issued under the Company's 2020 Unit Option Incentive Plan, as amended (the "2020 Option Plan"), were equitably converted in accordance with the terms of the 2020 Option Plan and the Transaction Agreement. Each outstanding option to purchase units of Westrock Coffee Holdings, LLC, whether vested or unvested, was converted into an option to purchase Common Shares based on an exchange ratio (the "Exchange Ratio") defined in the Transaction Agreement. The per unit exercise price of unit options was converted to a per share exercise price based on the Exchange Ratio, and with respect to performance-based options, such options converted into performance-based options to purchase Common Shares that vest once the simple average of the daily volume weighted average price per share of Common Shares for 10 trading days in any consecutive 30-day period is $18.50 per share. These changes were deemed to be Type I modifications under ASC 718, Compensation – Stock Compensation; however, these modifications did not result in any additional compensation expense to be recognized by the Company. As of August 26, 2022, the effective date of the Company's 2022 Equity Incentive Plan (the "2022 Equity Plan"), no additional awards will be granted under the 2020 Option Plan.

The fair value of the Westrock common units underlying the options granted under the 2020 Option Plan had been determined by the Westrock board of directors, with input from management and corroboration from contemporaneous, independent third-party valuations. Given the absence of a public trading market for the Westrock common units when the options were granted under the 2020 Option Plan, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation (the "AICPA Practice Guide"), the Westrock board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Westrock common units at each grant date, including obtaining independent third-party valuations.

Independent third-party valuations that we utilized to estimate the fair value of the Westrock common units underlying the unit options under the 2020 Option Plan included a combination of an income approach, based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses and acquisition multiples paid in recent transactions. The discounted cash flow model reflected our assumptions regarding revenue growth rates, cost structure, economic and market trends, and other expectations around the anticipated operating results of our business. We discounted the estimated cash flows for the entity using rates that represented a market participant's weighted average cost of capital commensurate with the underlying business operations. The market approach developed an indication of fair value by calculating average market pricing multiples of revenues and EBITDA for selected peer publicly traded companies, as well as multiples for relevant transactions that have taken place. We evaluated the weighting applied to each valuation methodology in the determination of the concluded fair value.

During the year ended December 31, 2022 we granted 0.3 million options to employees. One-half of the options granted vest over four years of continuous service by the employee, and one-half of the options vest once the simple average of the daily volume weighted average price per share of Common Shares for 10 trading days in any consecutive 30-day period is $18.50 per share ("Performance Options"), provided that the recipient is either still working for the Company at the date of such realization event or that the performance goals are achieved within one year following a qualified termination of the recipient's employment. All option grants have an exercise price of $9.54 and generally have a ten-year term prior to expiration. The fair value of the option grants is amortized to expense over the vesting period, which is generally four years.

The Company recognizes expense related to the options using graded vesting attribution and recognized approximately $0.1 million, $0.4 million and $0.6 million of expense for the years ended December 31, 2024, 2023 and 2022, respectively, which is included in selling, general and administrative expense on our Consolidated Statements of Operations. The total compensation cost of unvested options, not yet recognized, is approximately $0.1 million, which is to be recognized over the next two years.

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Options outstanding at December 31, 2023	2,805,676	$ 9.54	6.8 years
Options granted	—	—	
Options forfeited	(254,559)	9.54	
Options exercised	(1,311)	9.54	
Outstanding at December 31, 2024	2,549,806	9.54	5.7 years
Exercisable at December 31, 2024	1,120,404	9.54	5.7 years

Intrinsic value for stock options is defined as the amount by which the current market price of the underlying stock exceeds the weighted-average exercise price. For stock options where the weighted-average exercise price exceeds the current market price of the underlying stock, the intrinsic value is zero. The intrinsic value of options outstanding as of December 31, 2024 was zero, calculated using $6.42 per share, which was the closing price of our common stock on December 31, 2024, the last trading day of 2024.

Restricted Stock

On February 28, 2020, the Company granted restricted Common Units to three key executives. In August 2022, in connection with the Transaction, each restricted Common Unit was converted into 0.1049203474320 restricted Common Shares ("RCSs"). Such RCSs carry the same rights and limitations as the Common Shares under the organizational documents of the Company, except that the RCSs are subject to vesting and forfeiture. The RCSs vest in three installments on each anniversary of the grant date, vesting in full on February 28, 2023. During the year ended December 31, 2023, the Company issued 310,670 Common Shares upon vesting of RCSs, for which no proceeds were recorded.

RCS expense is based on the fair value of the common units on the date of grant and is amortized over the vesting period, which is generally three years. The value of the RCSs was calculated using a combination of historic equity and implied asset volatility of 40%, a risk-free rate of 1.14%, and a marketability discount of 30%.

The Company recognized approximately $0.1 million in expense for the RCSs in the year ended December 31, 2023, which is included in selling, general and administrative expense on our Consolidated Statements of Operations.

Restricted Stock Unit Awards

During the years ended December 31, 2024 and 2023, the Company granted 1.4 million and 1.4 million restricted stock units ("RSUs"), respectively, under the 2022 Equity Plan. The RSUs had a grant date fair value of $13.7 million and $15.8 million, respectively, which was calculated using the closing price of the Common Shares on the applicable date of grant. The RSUs are amortized on a straight-line basis to expense over the vesting period. For RSUs issued during 2024, the vesting period is four years, and for RSUs issued prior to 2024, the vesting period is three years. During the years ended December 31, 2024 and 2023, the Company recognized approximately $11.6 million and $8.3 million, respectively, in expense for the RSUs. As of December 31, 2024, there were 2.7 million shares available for future issuance under the 2022 Equity Plan.

The following table sets forth the RSU activity under the 2022 Equity Plan for the year ended December 31, 2024.

	Units		Weighted-Average Fair Value at Grant Date
Outstanding at December 31, 2023	1,989,782	$	11.51
Granted	1,434,143		9.55
Forfeited	(178,331)		10.52
Vested	(801,366)		11.47
Outstanding at December 31, 2024	2,444,228	$	10.44

During the year ended December 31, 2024, the Company issued 568,048 Common Shares upon the vesting of RSUs, for which no proceeds were recorded. The aggregate intrinsic value of RSUs vested for the year ended December 31, 2024 was $7.3 million, calculated using the closing price of our common stock on the vesting date.

Note 17. Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during the period, except those resulting from transactions with our shareholders. Comprehensive income (loss) is comprised of net earnings and other comprehensive income (loss). Accumulated other comprehensive income (loss) reported on our Consolidated Balance Sheets consists of foreign currency translation adjustments and other items and the unrealized gains and losses, net of applicable taxes, on derivative instruments that have been designated and qualify as cash flow hedges.

Changes in accumulated other comprehensive income (loss), net of tax by component is as follows for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
(Thousands)	2024	2023	2022
Unrealized gain (loss) on derivative instruments:			
Balance at beginning of period	$ 3,362	$ (6,355)	$ 11,759
Other comprehensive income (loss) before reclassifications	32,238	6,570	(10,978)
Amounts reclassified from accumulated comprehensive income	(15,780)	6,377	(13,094)
Tax effect	(957)	(3,230)	5,958
Net accumulated other comprehensive income	18,863	3,362	(6,355)
Less: Other comprehensive income attributable to non-controlling interests	—	—	—
Balance at end of period	18,863	3,362	(6,355)
Foreign currency translation adjustment			
Balance at beginning of period	456	252	259
Other comprehensive income (loss) before reclassifications	265	204	(7)
Amounts reclassified from accumulated comprehensive income	—	—	—
Tax effect	—	—	—
Net accumulated other comprehensive income	721	456	252
Less: Other comprehensive income attributable to non-controlling interests	—	—	—
Balance at end of period	721	456	252
Accumulated other comprehensive income (loss) at end of period	$ 19,584	$ 3,818	$ (6,103)

Note 18. Income Taxes

U.S. and international components of income (loss) before income taxes is as follows:

(Thousands)		Year Ended December 31,				
		2024		2023		2022
U.S.	$	(77,808)	$	(34,695)	$	(51,607)
International		1,430		(6,130)		(3,743)
Loss before income taxes and equity in earnings from unconsolidated entities	$	(76,378)	$	(40,825)	$	(55,350)

Income tax expense (benefit) consisted of the following:

(Thousands)		Year Ended December 31,				
		2024		2023		2022
Current expense (benefit)						
Federal	$	—	$	—	$	—
State		447		266		529
Foreign		(6)		(112)		1,619
Total current		441		154		2,148
Deferred expense (benefit)						
Federal		1,244		(7,365)		173
State		(27)		236		81
Foreign		2,070		617		(2,291)
Total deferred		3,287		(6,512)		(2,037)
Income tax expense (benefit)	$	3,728	$	(6,358)	$	111

A reconciliation of income tax expense (benefit) to the federal statutory rate is as follows:

(Thousands)		Year Ended December 31,				
		2024		2023		2022
Income tax expense (benefit) at U.S. statutory income tax rate	$	(16,039)	$	(8,573)	$	(11,624)
State income tax expense (benefit), net of federal benefit		(2,197)		(862)		(1,507)
Foreign rate differential		101		(260)		(15)
Change in fair value of warrants		(1,473)		(2,144)		6,232
Global intangible low-taxed income ("GILTI") inclusion		1,021		—		—
Stock compensation (windfall)/shortfall		390		(838)		(195)
Corporate interest restriction		617		677		291
Excess compensation (§162(m))		36		717		182
Other permanent differences		272		161		146
Change in valuation allowance		20,788		4,414		7,319
Provision to return adjustments		—		—		(320)
Effect of change in foreign tax rates		—		—		(552)
Other		212		350		154
Income tax expense (benefit)	$	3,728	$	(6,358)	$	111
Effective tax rate		(4.9)%		15.6 %		(0.2)%

Deferred income tax assets and liabilities were recognized on temporary differences between the financial and tax basis of existing assets and liabilities as follows:

(Thousands)		December 31, 2024		December 31, 2023
Deferred tax assets				
Liabilities and reserves	$	2,058	$	2,158
Interest limitation		20,633		18,217
Net operating losses		65,630		21,804
Transaction expenses		165		186
Inventories		—		1,146
Stock compensation		1,753		1,205
Operating lease liabilities		15,709		16,223
Other		1,438		2,131
Total		107,386		63,070
Valuation allowance		(30,542)		(12,878)
Total deferred tax assets, net	$	76,844	$	50,192
Deferred tax liabilities				
Property, plant and equipment	$	(42,659)	$	(15,649)
Intangible assets		(25,061)		(26,392)
Derivatives		(7,071)		(2,214)
Right-of-use assets		(15,267)		(16,041)
Inventories		(1,278)		—
Other		(462)		(743)
Total		(91,798)		(61,039)
Net deferred tax liability	$	(14,954)	$	(10,847)

We establish a valuation allowance to reduce deferred tax assets if, based on the weight of the available evidence, both positive and negative, for each respective tax jurisdiction, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance related to domestic deferred tax assets of $26.7 million was recorded as of December 31, 2024, of which $21.0 million and $5.7 million were against the Company's federal and state net operating loss carryforwards, respectively. A valuation allowance related to domestic deferred tax assets of $9.9 million was recorded as of December 31, 2023, of which $7.6 million was against a portion of the Company's Section 163(j) interest limitation carryforward, and the remainder was against certain state net operating losses. A valuation allowance related to foreign deferred tax assets of $3.8 million and $3.0 million was recorded against certain foreign net operating losses as of December 31, 2024 and 2023, respectively. The amount of deferred tax assets considered realizable could be adjusted in the near term, resulting in an increase to the valuation allowance, if estimates of future taxable income during the carryforward period are reduced.

Activity in the valuation allowance is as follows:

(Thousands)		December 31, 2024		December 31, 2023		December 31, 2022
Beginning balance	$	12,878	$	8,464	$	1,145
Additions		17,664		4,414		7,319
Ending Balance	$	30,542	$	12,878	$	8,464

During the year ended December 31, 2024, the valuation allowance increased $17.7 million, which was comprised of additional income tax expense of $20.8 million that is reflected as a component of the effective tax rate against continuing operations, partially offset by an income tax benefit of $3.1 million, which is reflected as a component of other comprehensive income.

As of December 31, 2024, the Company had federal net operating loss carryforwards of approximately $283.1 million which do not expire. As of December 31, 2024, the Company had post-apportionment state net operating loss carryforwards of approximately $153.3 million which begin to expire in 2030. As of December 31, 2024, the Company had foreign net operating loss carryforwards of approximately $15.9 million which begin to expire in 2025.

As of December 31, 2024 and 2023, the Company's reserve for uncertain tax positions was $5.0 million and $4.0 million, respectively. It is reasonably possible the Company's reserve for uncertain tax positions could increase or decrease in the next 12 months. However, it is not practical to estimate the change, which may be influenced by several factors. Of the total reserve for uncertain tax positions as of December 31, 2024 and 2023, only $0.1 million and $0.1 million, respectively, would impact the effective tax rate if released. As indicated in Note 3, the Company re-revaluates uncertain tax positions on a quarterly basis. The Company recognizes potential interest and penalties relating to unrecognized tax positions as a component of income tax expense (benefit). A reconciliation of the beginning and ending balances of the reserve for uncertain tax positions is as follows:

(Thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Beginning balance	$ 3,990	$ 96	$ 96
Additions for tax positions in prior period	—	2,473	—
Additions for tax positions in current period	1,009	1,421	—
Ending Balance	$ 4,999	$ 3,990	$ 96

As of December 31, 2024, undistributed earnings of certain foreign subsidiaries of approximately $9.9 million are intended to be permanently reinvested outside the U.S. Accordingly, no provision for foreign withholding tax, foreign exchange gains/losses or state income taxes associated with a distribution of these earnings has been made. The amount of the unrecognized deferred tax liability on these unremitted earnings is not material.

We are subject to taxation in the United States and various states and foreign jurisdictions, including the United Kingdom. As of December 31, 2024, we have no tax years under examination by the IRS, and there are currently no state or foreign income tax examinations in process. The Company is subject to United States federal income tax examinations for years after 2020 and to state and foreign income tax examinations for years after 2020.

Note 19. Earnings Per Share

Westrock Series A Preferred Shares and our RSUs issued under our 2022 Equity Plan are considered participating securities as they receive non-forfeitable rights to dividends at the same rate as Common Shares. As participating securities, we include these instruments in the computation of earnings per share under the two-class method described in ASC 260 *Earnings per Share* ("ASC 260").

The dilutive effect of Westrock Series A Preferred Shares and the Convertible Notes is calculated using the if-converted method, which assumes an add-back of any accretion on preferred shares and interest expense associated with the Convertible Notes to net income attributable to shareholders as if the securities were converted to Common Shares at the beginning of the reporting period (or at the time of issuance, if later), and the resulting Common Shares being included in the number of weighted-average units outstanding.

The dilutive effect of time-based option awards and RSUs is calculated using the treasury stock method, while performance-based awards are treated as contingently issuable.

The following potentially dilutive securities were excluded from the computation of diluted shares for the periods indicated because their inclusion would have an anti-dilutive effect on dilutive earnings (loss) per common share.

(Thousands)	Year Ended December 31,		
	2024	2023	2022
Warrants	14,298	19,149	19,373
Restricted stock units	2,536	1,917	1,602
Options	1,299	1,445	3,217
If-converted securities	30,514	23,551	23,588

The following table sets forth the computation of basic and diluted earnings per share under the two-class method for the periods indicated.

(Thousands, except per share data)	Year Ended December 31,		
	2024	2023	2022
Basic Earnings per Common Share			
Numerator:			
Net income (loss) attributable to common shareholders	$ (79,949)	$ (34,743)	$ (77,633)
Denominator:			
Weighted-average common shares outstanding - basic	89,795	80,684	48,444
Basic earnings (loss) per common share	$ (0.89)	$ (0.43)	$ (1.60)
Diluted Earnings per Common Share			
Numerator:			
Net income (loss) attributable to common shareholders - basic	$ (79,949)	$ (34,743)	$ (77,633)
Effect of participating securities	—	—	—
Net income (loss) attributable to common shareholders - diluted	$ (79,949)	$ (34,743)	$ (77,633)
Denominator:			
Weighted-average common shares outstanding - basic	89,795	80,684	48,444
Effect of dilutive participating securities	—	—	—
Effect of dilutive non-participating securities	—	—	—
Weighted-average common shares outstanding - diluted	89,795	80,684	48,444
Dilutive (loss) earnings per common share	$ (0.89)	$ (0.43)	$ (1.60)

Note 20. Segment Information

Our two operating segments, Beverage Solutions and Sustainable Sourcing & Traceability, are evaluated using Segment Adjusted EBITDA, which is a segment performance measure. We define Segment Adjusted EBITDA as net (loss) income determined in accordance with GAAP, before interest expense, provision for income taxes, depreciation and amortization, equity-based compensation expense and the impact, which may be recurring in nature, of transaction, restructuring and integrations costs, including management services and consulting agreements entered into in connection with the acquisition of S&D Coffee, Inc., impairment charges, changes in the fair value of warrant liabilities, non-cash mark-to-market adjustments, certain non-capitalizable costs necessary to place the Conway extract and ready-to-drink facility into commercial production, certain recurring operating costs related to the scale-up of operations of the Conway extract and ready-to-drink facility, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, gains or losses on dispositions, and other similar or infrequent items (although we may not have had such charges in the periods presented).

The Company's Chief Executive Officer, it's chief operating decision maker ("CODM"), reviews Segment Adjusted EBITDA for the purpose of making operating decisions, assessing financial performance, and deciding how to allocate resources. Segment Adjusted EBITDA is used by the CODM to review operating trends and to monitor budget-to-actual variances in order to make key operating decisions.

Selected financial data, including a reconciliation of total reportable segments' Segment Adjusted EBITDA to loss before income taxes and equity in earnings from unconsolidated entities, is presented below for the periods indicated:

(Thousands)		Beverage Solutions		Sustainable Sourcing & Traceability		Total
Net sales[1]	$	659,383	$	191,343	$	850,726
Segment Adjusted EBITDA		53,639		6,366		60,005
Less:						
Interest expense						33,856
Depreciation and amortization						34,745
Transaction, restructuring and integration expense						13,797
Change in fair value of warrant liabilities						(7,015)
Equity-based compensation						11,608
Impairment charges						5,686
Conway extract and ready-to-drink facility pre-production costs						35,544
Conway extract and ready-to-drink facility scale up operating costs						12,825
Mark-to-market adjustments						(4,622)
(Gain) loss on disposal of property, plant and equipment						(1,722)
Other						1,681
Loss before income taxes and equity in earnings from unconsolidated entities					$	(76,378)
Capital expenditures	$	159,391	$	234	$	159,625
Total assets		1,004,126		97,654		1,101,780

Year Ended December 31, 2024

(1) Excludes $11.1 million of intersegment revenues that represent sales of green coffee from our SS&T segment to our Beverage Solutions segment.

(Thousands)	Year Ended December 31, 2023		
	Beverage Solutions	Sustainable Sourcing & Traceability	Total
Net sales[1]	$ 722,865	$ 141,849	$ 864,714
Segment Adjusted EBITDA	41,624	3,457	45,081
Less:			
Interest expense			29,157
Depreciation and amortization			26,584
Transaction, restructuring and integration expense			14,557
Change in fair value of warrant liabilities			(10,207)
Management and consulting fees (S&D acquisition)			556
Equity-based compensation			8,708
Conway extract and ready-to-drink facility pre-production costs			11,698
Mark-to-market adjustments			(104)
(Gain) loss on disposal of property, plant and equipment			1,153
Other			3,804
Loss before income taxes and equity in earnings from unconsolidated entities			$ (40,825)
Capital expenditures	$ 164,474	$ 137	$ 164,611
Total assets	891,170	80,344	971,514

(1)   Excludes $5.1 million of intersegment revenues that represent sales of green coffee from our SS&T segment to our Beverage Solutions segment.

(Thousands)	Year Ended December 31, 2022		
	Beverage Solutions	Sustainable Sourcing & Traceability	Total
Net sales[1]	$ 685,303	$ 182,569	$ 867,872
Segment Adjusted EBITDA	53,951	6,102	60,053
Less:			
Interest expense			35,497
Depreciation and amortization			24,210
Transaction, restructuring and integration expense			13,169
Change in fair value of warrant liabilities			29,675
Management and consulting fees (S&D acquisition)			3,868
Equity-based compensation			2,631
Mark-to-market adjustments			3,502
(Gain) loss on disposal of property, plant and equipment			935
Other			1,916
Loss before income taxes and equity in earnings from unconsolidated entities			$ (55,350)
Capital expenditures	$ 63,158	$ 103	$ 63,261
Total assets	658,814	87,399	746,213

(1)   Excludes $25.0 million of intersegment revenues that represent sales of green coffee from our SS&T segment to our Beverage Solutions segment.

Approximately 100% of our long-lived assets were located in the United States as of December 31, 2024.

Significant segment expense for our reportable segments is presented below for the periods indicated:

(Thousands)	Year ended December 31, 2024		
	Beverage Solutions		Sustainable Sourcing & Traceability
Net Sales	$	659,383	$	191,343
Less:			
Cost of sales		502,194	174,274
Employee related[1]		45,227	7,363
Information technology		5,692	n/a
Advertising & marketing		3,949	n/a
Professional fees		10,698	n/a
Corporate insurance		7,197	n/a
Freight		14,492	n/a
Other segment expense[2]		16,295	3,340
Segment Adjusted EBITDA	$	53,639	$	6,366

(Thousands)	Year ended December 31, 2023		
	Beverage Solutions		Sustainable Sourcing & Traceability
Net Sales	$	722,865	$	141,849
Less:			
Cost of sales		582,528	127,994
Employee related[1]		36,296	6,285
Information technology		4,351	n/a
Advertising & marketing		5,562	n/a
Professional fees		8,413	n/a
Corporate insurance		5,020	n/a
Freight		17,846	n/a
Other segment expense[2]		21,225	4,113
Segment Adjusted EBITDA	$	41,624	$	3,457

(Thousands)	Year ended December 31, 2022		
	Beverage Solutions		Sustainable Sourcing & Traceability
Net Sales	$	685,303	$	182,569
Less:			
Cost of sales		533,331	166,994
Employee related[1]		36,927	6,215
Information technology		3,065	n/a
Advertising & marketing		4,957	n/a
Professional fees		8,015	n/a
Corporate insurance		4,244	n/a
Freight		21,432	n/a
Other segment expense[2]		19,381	3,258
Segment Adjusted EBITDA	$	53,951	$	6,102

1 - Employee related costs are costs reported within selling, general and administrative expense in our Consolidated Statements of Operations, and include employee salaries, related taxes and benefits, short-term cash incentive compensation and travel and entertainment expenses.

2 – Other segment expense includes equipment and real estate rent, equipment parts, supplies and service expenses and other overhead expenses.

Note 21. Commitments and Contingencies

We are subject to various claims and legal proceedings with respect to matters such as governmental regulations, and other actions arising out of the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on our financial position, results of operations, or cash flow.

We have future purchase obligations of $427.6 million as of December 31, 2024 that consist of commitments for the purchase of inventory over the next 12 months. These obligations represent the minimum contractual obligations expected under the normal course of business.

In addition, at December 31, 2024 we had an obligation to repurchase $0.6 million of inventory associated with repurchase agreements in which the Company's Sustainable Sourcing & Traceability segment has sold inventory to a third party and from whom the Company's Beverage Solutions segment has an obligation to repurchase. The liability for these obligations is recorded within accrued expenses and other current liabilities on the Company's Consolidated Balance Sheet.

Note 22. Related Party Transactions

Prior to the Conversion, the Company had subordinated debt issued to Wooster Capital, LLC, which is owned and controlled by our co-founder and Chairman, Joe T. Ford, and the estate of Jo Ellen Ford, who have or had ownership in the Company. Brown Brothers Harriman & Co. is a holder of Common Shares and Westrock Series A Preferred Shares and, prior to the Conversion, was a holder of Westrock Series A and Series B Preferred Units. Furthermore, during 2022, Brown Brothers Harriman & Co. participated in Falcon's working capital trade finance facility. As such, these persons and entities are deemed related parties.

In February 2024, the Company sold and issued Convertible Notes to Westrock Group, LLC (an affiliate of Scott Ford, the Company's Chief Executive Officer and a member of the board of directors of the Company, "Westrock Group"), Wooster Capital, LLC (an affiliate of Joe Ford, chairman of the board of directors) and HF Direct Investments Pool, LLC (a holder of more than 10% of the outstanding Common Shares), each a related party.

The Consolidated Financial Statements reflect the following transactions with related parties:

(Thousands)	December 31, 2024	December 31, 2023
Accrued expenses and other current liabilities		
Westrock Group	$ 383	$ 159
Wooster Capital	96	—
HF Direct Investment Pool, LLC	479	—
Total	$ 958	$ 159

(Thousands)	December 31, 2024	December 31, 2023
Convertible notes payable - related party, net:		
Westrock Group	$ 20,000	$ —
Wooster Capital	5,000	—
HF Direct Investment Pool, LLC	25,000	—
Total	50,000	—
Unamortized debt costs	(294)	—
Total	$ 49,706	$ —

(Thousands)	Year Ended December 31,					
	2024		**2023**		**2022**	
Interest expense:						
Westrock Group	$	889	$	—	$	—
Wooster Capital		222		—		503
HF Direct Investment Pool, LLC		1,111		—		—
Brown Brothers Harriman		—		—		541
Jo Ellen Ford		—		—		139
Total	$	2,222	$	—	$	1,183

In connection with the acquisition of S&D Coffee, Inc. in February 2020, the Company entered into a Management Services Agreement with Westrock Group, whose controlling manager and controlling member, Greenbrier Holdings, LLC, is owned and controlled by our co-founder and Chief Executive Officer Scott Ford. Under the terms of the agreement, which expired in February 2023, Westrock Group was paid $10.0 million in return for financial, managerial, operational, and strategic services. The associated expense is recorded within selling, general and administrative expense in our Consolidated Statements of Operations. The Company recognized no such expenses during the year ended December 31, 2024. For the years ended December 31, 2023 and 2022, the Company recognized $0.6 million and $3.3 million, respectively, of such expenses. In addition, the Company reimburses Westrock Group for the usage of a corporate aircraft, and its portion of shared administrative expense. For the years ended December 31, 2024, 2023 and 2022, the Company incurred expenses of $0.9 million, $1.5 million and $0.9 million, respectively, for such items, which are recorded in selling, general and administrative expense on our Consolidated Statements of Operations. At December 31, 2024, we had $0.1 million payable to Westrock Group.

Note 23. Subsequent Events

On January 15, 2025, the Company, entered into an Incremental Assumption Agreement and Amendment No. 4 (the "Fourth Amendment") to the Credit Agreement.

The Fourth Amendment expanded the syndicate to include member banks from the Farm Credit System and increased the amount of revolving facility commitments (the "Existing Revolving Facility Commitments", and any loans thereunder, the "Existing Revolving Loans") available to the Borrower under the Credit Agreement by $25.0 million (the "Incremental Revolving Facility Commitments" and any loans thereunder, the "Incremental Revolving Loans"). The amount of revolving facility commitments available to the Borrower under the Credit Agreement, as amended, is $200.0 million. The Incremental Revolving Facility Commitments and the Incremental Revolving Loans are subject to the same interest rates, commitment fees, maturity dates and other terms as the Existing Revolving Facility Commitments and the Existing Revolving Loans.

The proceeds from any Incremental Revolving Loans will be used by the Company to fund the previously announced installation of a second ready-to-drink can line at the Company's extract and ready-to-drink manufacturing facility in Conway, Arkansas, and for general corporate purposes.

The Fourth Amendment also modified the secured net leverage ratio that the Company must comply with during the Covenant Relief Period to increase the maximum secured net leverage ratio to (a) 6.00x for the test period ending June 30, 2025, (b) 5.50x for the test period ending September 30, 2025, and (c) 5.25x for the test period ending December 31, 2025. In addition, the minimum liquidity covenant will not apply after the Covenant Relief Period ends. As of the date of this Annual Report on Form 10-K, the Company was in compliance with its financial covenants.

On March 7, 2025, Falcon renewed its working capital trade finance facility with multiple institutions. The facility size was increased from $75.0 million to $85.0 million and remains uncommitted and repayable on demand, with certain of Falcon's assets pledged as collateral against the facility. The facility will mature one year from inception. Borrowings under the facility will bear interest at the borrower's option at a rate equal to (a) Term SOFR plus a margin of 4.00% plus a liquidity premium set by the lender at the time of borrowing or (b) the Base Rate (determined by reference to the greatest of (i) the Prime Rate, as defined in the facility, at such time, (ii) one-half of 1.00% in excess of the Federal

Funds Effective Rate, as defined in the facility, at such time, and (iii) Term SOFR for a one-month tenor in effect at such time plus 1.00%).

Item 9. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that information required to be disclosed is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this Annual Report. Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)* ("COSO Framework"). Based on that assessment, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

As previously disclosed, Westrock did not design and maintain effective controls in response to the risks of material misstatement as changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatement to financial reporting. This material weakness in risk assessment contributed to the following material weakness:

> Westrock did not design and maintain effective controls over the period-end financial reporting process to achieve complete and accurate financial accounting, reporting and disclosures, including the presentation and classification of various accounts and the recognition of operating lease right-of-use assets and operating lease liabilities in the consolidated financial statements, which resulted in immaterial adjustments to certain interim and annual periods for the years ending December 31, 2020 through June 30, 2024, and material adjustments to the cash flow presentation of net repayments from repurchase agreements within financing activities within the condensed consolidated statement of cash flows for the six months ended June 30, 2023 and to operating lease right-of-use assets and operating lease liabilities within the consolidated balance sheet as of December 31, 2023.

To remediate the material weaknesses, management has taken certain measures including the following:

- Hired additional accounting and information technology ("IT") personnel, including a new chief accounting officer hired in May 2021, a new technical accounting resource hired in April 2022, a new IT compliance resource hired in March 2023, a new internal controls resource hired in April 2023 with the appropriate level of knowledge, training, and experience to establish an internal audit function responsible for testing internal controls to improve our internal control over financial reporting and IT capabilities, and a Chief Information Officer in November 2023 with public company IT compliance and cybersecurity experience.

- Developed and formalized a risk assessment process across the organization to identify risks and design new controls or enhance existing controls responsive to such risks to ensure timely and accurate financial reporting based on criteria established in the COSO Framework. Entity level controls necessary to support management's risk assessment and a process to evaluate the control environment in accordance with the COSO Framework were improved or implemented throughout 2023 and the six months ending June 30, 2024.

- Engaged a third party to assist in designing and implementing controls related to the period-end financial reporting process.

- Designed and implemented formal accounting procedures and controls during the quarters ended September 30, 2023, December 31, 2023, March 31, 2024 and June 30, 2024 that support Westrock's period-end financial accounting, reporting and disclosures, including controls over close procedures workflow, preparation, review and oversight of account reconciliations and journal entries, presentation and classification, evaluation of internal information for disclosure, recognition of operating lease right-of-use assets and operating lease liabilities, and controls to reconcile financial statement and disclosure information to source documentation.

During the year ended December 31, 2024, management completed the testing necessary to conclude that the newly implemented and enhanced controls were appropriately designed, implemented and operating effectively as of December 31, 2024, and concluded that the material weaknesses related to the period-end financial reporting process and risk assessment have been remediated.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

(a) None.

(b) During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, (as such terms are defined in Item 408(a) of Regulation S-K).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Except as set forth below, the information required by this item is incorporated by reference from our definitive proxy statement for our 2025 annual meeting of stockholders (our "Proxy Statement"), which we expect to be filed with the SEC no later than 120 days after December 31, 2024, pursuant to Regulation 14A under the Exchange Act.

Our board of directors has adopted a code of business conduct and ethics, or "Code of Ethics," which apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The board of directors also adopted the Westrock Coffee Company Supplemental Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "Supplemental Code of Ethics"). The Supplemental Code of Ethics applies to the Company's chief executive officer, president, if any, chief financial officer and principal accounting officer. The Code of Ethics and Supplemental Code of Ethics are available on our website at www.investors.westrockcoffee.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to any of our executive officers or Supplemental Code of Ethics, we will publicly disclose such amendment or waiver as required by applicable law.

Item 11. *Executive Compensation*

Information required to be set forth herein is incorporated by reference, when filed, from our Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Except as set forth below, information required to be set forth herein is incorporated by reference, when filed, from our Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information about our common stock that may be issued under our existing equity compensation plans as of December 31, 2024.


Equity Compensation Plan Information


Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,994,034 [1] $	9.54 [2]	2,673,496 [3]
Equity compensation plans not approved by security holders	—	—	—
Total	4,994,034	$ 9.54	2,673,496

[1] This amount represents the number of shares of common stock underlying (i) stock options granted under the 2020 Option Plan (2,549,806) and (ii) RSUs granted under the 2022 Equity Plan (2,444,228).

[2] The weighted average exercise price set forth in this column is calculated excluding outstanding RSUs since recipients are not required to pay an exercise price to receive the shares subject to such awards.

[3] Shares of common stock remaining available for grant under the 2022 Equity Plan, excluding shares underlying awards reflected in column (a). No further awards may be granted under the 2020 Option Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required to be set forth herein is incorporated by reference, when filed, from our Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

Information required to be set forth herein is incorporated by reference, when filed, from our Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements

See Index to Consolidated Financial Statements in Part II, Item 8 in this Annual Report on Form 10-K.

Financial Statement Schedules

Except as noted below, Financial Statement Schedules are omitted because they are not required or are not applicable, or the required information is provided in the consolidated financial statements or related notes in Part II, Item 8 in this Annual Report on Form 10-K.

Schedule I – Condensed Financial Information of the Registrant (Parent Company) as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 appearing on pages S-1, S-2, S-3 and S-4 of this report.

Index to Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Transaction Agreement, dated as of April 4, 2022, by and among Riverview Acquisition Corp., Westrock Coffee Holdings, LLC, Origin Merger Sub I, Inc. and Origin Merger Sub II, LLC	S-4	333-264464	2.1	August 3, 2022	
3.1	Certificate of Incorporation of Westrock Coffee Company	10-Q	001-41485	3.1	August 29, 2022	
3.2	Bylaws of Westrock Coffee Company	10-Q	001-41485	3.2	August 29, 2022	
4.1	Specimen Common Stock Certificate of Westrock Coffee Company	S-4	333-264464	4.5	August 3, 2022	
4.2	Specimen Warrant Certificate of Westrock Coffee Company	S-4	333-264464	4.6	August 3, 2022	
4.3	Amended and Restated Investor Rights Agreement, dated as of June 29, 2023, by and among Westrock Coffee Company, Westrock Group, LLC, BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC, Riverview Sponsor Partners, LLC and HF Direct Investments Pool, LLC	8-K	001-41485	4.2	June 30, 2023	
4.4	First Amendment, dated November 5, 2024, to the Amended and Restated Investor Rights Agreement, dated as of June 29, 2023, by and among Westrock Coffee Company, Westrock Group, LLC, BBH Capital Partners V, L.P., BBH Capital Partners V-A, L. P., BBH CPV WCC Co-Investment LLC, 2023-2 R Brad Martin Grantor Retained Annuity Trust, R. Brad Martin and HF Direct Investments Pool, LLC	8-K	001-41485	4.1	November 7, 2024	
4.5	Form of Convertible Note of Westrock Coffee Company, dated February 15, 2024	8-K	001-41485	4.1	February 15, 2024	
4.6	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934					*
10.1	Registration Rights Agreement, dated as of April 4, 2022, by and among Westrock Coffee Holdings, LLC and the other parties thereto	S-4	333-264464	10.1	August 3, 2022	

10.2	Sponsor Support Agreement, dated as of April 4, 2022, by and among Westrock Coffee Holdings, LLC, Riverview Acquisition Corp., and Riverview Sponsor Partners, LLC	S-4	333-264464	10.4	August 3, 2022
10.3#	Form of Indemnification Agreement	S-4	333-264464	10.6	August 3, 2022
10.4	Credit Agreement, dated as of August 29, 2022, among Westrock Beverage Solutions, LLC, as the borrower, Westrock Coffee Company, Wells Fargo Bank, N.A., as administrative agent, collateral agent, and swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, and each issuing bank and lender party thereto.	10-Q	001-41485	10.3	August 29, 2022
10.5	Incremental Assumption Agreement and Amendment No. 1, dated as of February 14, 2023, among Westrock Beverage Solutions, LLC, as borrower, Westrock Coffee Company, as holdings, the other guarantors party thereto, the Amendment No. 1 delayed draw term loan lenders, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent.	8-K	001-41485	10.1	February 14, 2023
10.6	Amendment No. 2, dated as of June 30, 2023, among Westrock Beverage Solutions, LLC, as the borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent.	8-K	001-41485	10.2	June 30, 2023
10.7	Amendment No. 3, dated as of February 15, 2024, among Westrock Beverage Solutions, LLC, as the borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent	8-K	001-41485	10.1	February 15, 2024
10.8	Incremental Assumption Agreement and Amendment No. 4, dated as of January 15, 2025, among Westrock Beverage Solutions, LLC, as the borrower, Westrock Coffee Company, as holdings, the other guarantors party thereto, the incremental revolving facility lender, the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent and collateral agent	8-K	001-41485	10.1	January 15, 2025
10.9#	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and Scott T. Ford	10-Q	001-41485	10.4	August 29, 2022
10.10#	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and T. Christopher Pledger	10-Q	001-41485	10.5	August 29, 2022

10.11#	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and William A. Ford	10-Q	001-41485	10.6	August 29, 2022
10.12#	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and Robert P. McKinney	10-K	001-41485	10.9	March 21, 2023
10.13#	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and John Blake Schuhmacher	10-K	001-41485	10.10	March 21, 2023
10.14#	Westrock Coffee Company 2022 Equity Incentive Plan	10-Q	001-41485	10.7	August 29, 2022
10.15#	Form of Restricted Stock Unit Award Agreement	10-Q	001-41485	10.8	November 14, 2022
10.16#	Form of Restricted Stock Unit Award Agreement	10-Q	001-41485	10.3	May 9, 2024
10.17#	Westrock Coffee Company Annual Cash Incentive Plan	10-Q	001-41485	10.8	August 29, 2022
10.18#	Amended and Restated Westrock Coffee Company 2020 Stock Option Incentive Plan	10-Q	001-41485	10.9	August 29, 2022
10.19#	Westrock Coffee Holdings, LLC Form of Option Award Agreement	S-4	333-264464	10.19	August 3, 2022
10.20#	Westrock Coffee Holdings, LLC Form of Restricted Unit Award Agreement	S-4	333-264464	10.20	August 3, 2022
10.21#	Westrock Coffee Company Deferred Compensation Plan for Non-Employee Directors				*
10.22	Dealer Manager Agreement, dated as of August 28, 2024, by and among Westrock Coffee Company, Stifel, Nicolaus & Company, Incorporated, as dealer manager	S-4	333-281807	10.20	August 28, 2024
10.23	Tender and Support Agreement, dated as of August 28, 2024, by and among Westrock Coffee Company and the warrant holders party thereto	S-4	333-281807	10.21	August 28, 2024
19	Westrock Coffee Company Insider Trading and Information Policy				*
21	List of Subsidiaries of Westrock Coffee Company				*

23	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					*
31.1	Chief Executive Officer—Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Chief Financial Officer—Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
32.1	Chief Executive Officer—Certification pursuant to Rule13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
32.2	Chief Financial Officer—Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
97	Westrock Coffee Company Compensation Recovery Policy ("Clawback Policy")	10-K	001-41485	97	March 15, 2024	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Calculation Linkbase Document.					*
101.DEF	XBRL Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Presentation Linkbase Document.					*
104	Cover Page Interactive Data File – The Cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					

* Filed herewith.
** Furnished herewith.

\#   Designates management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westrock Coffee Company

Date: March 12, 2025

By: /s/ T. Christopher Pledger

Name: T. Christopher Pledger
Title: Chief Financial Officer
(Principal Financial Officer)

Date: March 12, 2025

By: /s/ Blake Schuhmacher

Name: Blake Schuhmacher
Title: Chief Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Scott T. Ford **Scott T. Ford**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 12, 2025
/s/ T. Christopher Pledger **T. Christopher Pledger**	Chief Financial Officer and Chief Administrative Officer *(Principal Financial Officer)*	March 12, 2025
/s/ Blake Schuhmacher **Blake Schuhmacher**	Chief Accounting Officer *(Principal Accounting Officer)*	March 12, 2025
/s/ Joe T. Ford **Joe T. Ford**	Chairman of the Board, Director	March 12, 2025
/s/ R. Patrick Kruczek **R. Patrick Kruczek**	Director	March 12, 2025
/s/ Hugh McColl, III **Hugh McColl, III**	Director	March 12, 2025
/s/ R. Brad Martin **R. Brad Martin**	Director	March 12, 2025
/s/ Mark Edmunds **Mark Edmunds**	Director	March 12, 2025
/s/ Josie C. Natori **Josie C. Natori**	Director	March 12, 2025
/s/ Leslie Starr **Leslie Starr**	Director	March 12, 2025
/s/Oluwatoyin Umesiri **Oluwatoyin Umesiri**	Director	March 12, 2025
/s/Jeffrey H. Fox **Jeffrey H. Fox**	Director	March 12, 2025
/s/ Kenneth M. Parent **Kenneth M. Parent**	Director	March 12, 2025

WESTROCK COFFEE COMPANY
PARENT COMPANY ONLY
CONDENSED BALANCE SHEET

(Thousands, except par value)	December 31, 2024	December 31, 2023
ASSETS		
Cash and cash equivalents	$ 189	$ 49
Related party receivables	45	60
Total current assets	234	109
Deferred income taxes	5,024	4,332
Investment in consolidated subsidiaries	439,135	432,991
Total Assets	$ 444,393	$ 437,432
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other current liabilities	$ 1,475	$ 30
Related party payables	9	4,645
Total current liabilities	1,484	4,675
Long-term debt, net	21,871	—
Convertible notes payable - related party, net	49,706	—
Warrant liabilities	—	44,801
Total liabilities	73,061	49,476
Series A Convertible Preferred Shares, $0.01 par value, 24,000 shares authorized, 23,511 shares and 23,512 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively, $11.50 liquidation value	273,850	274,216
Shareholders' Equity		
Preferred stock, $0.01 par value, 26,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 94,221 shares and 88,051 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	942	880
Additional paid-in-capital	519,878	471,666
Accumulated deficit	(442,922)	(362,624)
Accumulated other comprehensive income (loss)	19,584	3,818
Total shareholders' equity	97,482	113,740
Total Liabilities, Convertible Preferred Shares and Shareholders' Equity	$ 444,393	$ 437,432

See accompanying notes to the condensed financial statements.

SCHEDULE I
WESTROCK COFFEE COMPANY
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF OPERATIONS

			Year Ended December 31,			
(Thousands, except per share data)		2024		2023		2022
Costs of sales	$	2,341	$	—	$	—
Selling, general and administrative expense		9,268		8,764		
Transaction, restructuring and integration expense		3,135		344		—
Total operating expenses		14,744		9,108		—
Loss from operations		(14,744)		(9,108)		—
Other (income) expense						
Interest expense		3,288		—		—
Change in fair value of warrant liabilities		(7,015)		(10,207)		29,675
Other, net		—		(24)		—
Loss (earnings) from consolidated subsidiaries		69,973		39,006		23,364
Loss before income taxes		(80,990)		(37,883)		(53,039)
Income tax expense (benefit)		(692)		(3,301)		2,146
Net loss attributable to shareholders		(80,298)		(34,582)		(55,185)
Comprehensive loss attributable to common shareholders	$	(64,183)	$	(24,822)	$	(95,754)

See accompanying notes to the condensed financial statements.

SCHEDULE I
WESTROCK COFFEE COMPANY
PARENT COMPANY ONLY
CONDENSED STATEMENTS OF CASH FLOWS

(Thousands)		Year Ended December 31,				
		2024		2023		2022
Cash flows from operating activities:						
Net cash used in operating activities	$	(63,720)	$	(22,981)	$	(14,950)
Cash flows from financing activities:						
Proceeds from convertible notes payable		22,000		—		—
Proceeds from convertible notes payable - related party		50,000		—		—
Proceeds from related party debt		—		—		11,700
Payment of convertible notes payable issuance costs		(511)		—		—
Proceeds from de-SPAC merger and PIPE financing		—		—		255,737
Payment of common equity issuance costs		(10)		(1,000)		(23,998)
Proceeds from common equity issuance		635		118,767		—
Payment of preferred equity issuance costs		—		—		(1,250)
Common equivalent preferred dividends		—		—		(4,380)
Payment of taxes for net share settlement of equity awards		(2,122)		(2,977)		(477)
Proceeds from exercise of stock options		12		848		375
Proceeds from exercise of Public Warrants		—		2,632		—
Intercompany transactions, net		(6,144)		(95,317)		(223,700)
Net cash provided by financing activities		63,860		22,953		14,007
Net increase (decrease) in cash and cash equivalents and restricted cash		140		(28)		(943)
Cash and cash equivalents and restricted cash at beginning of period		49		77		1,020
Cash and cash equivalents and restricted cash at end of period	$	189	$	49	$	77

See accompanying notes to the condensed financial statements.

Notes to Parent Company Only Condensed Financial Statements

Note 1. Basis of Presentation

The condensed financial statements of Westrock Coffee Company (the "Registrant") have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted assets of the subsidiaries of Westrock, as defined in Rule 4-08(e)(3) of Regulation S-X, exceed 25% of the consolidated net assets of the Company.

The condensed financial statements of Westrock Coffee Company have been prepared using the same accounting principles and policies described in Note 3, Summary of Significant Accounting Policies, of Part II, Item 8 Financial Statements and Supplementary Data of this Annual Report on Form 10-K, with the only exception being that the parent company accounts for its subsidiaries using the equity method of accounting. The parent company condensed financial information should be read in conjunction with the Company's consolidated financial statements and the accompanying notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K.

Note 2. Debt Restrictions

Pursuant to the terms of the Credit Agreement, Westrock Beverage Solutions, LLC has restrictions on its ability to (i) declare or pay dividends or make any other distribution whether in cash, property, securities or a combination thereof or (ii) directly or indirectly redeem, purchase, retire or otherwise acquire for value any of Westrock Beverage Solutions, LLC's equity interests or set aside any amount for such purpose, other than through the issuance of qualified equity interests, as defined in the Credit Agreement.

BOARD OF DIRECTORS

Joe T. Ford
Board Chairman, Westrock Coffee Company

Scott T. Ford
Chief Executive Officer, Westrock Coffee Company

R. Brad Martin
Chairman, RBM Ventures

Hugh McColl, III
Co-Managing Member, Collwick Capital LLC
& Managing Member, McColl Brothers Lockwood

Jeffrey H. Fox
CEO, Circumference Group LLC

Kenneth M. Parent
Former President, Pilot Flying J

Josie C. Natori
CEO, The Natori Company

Leslie Starr
Former Supply Strategy & Transformation EVP,
Advanced Auto Parts & Former Supply Chain SVP, Pepsico

Mark Edmunds
Executive Leadership Coach &
Former Partner & Vice Chairman, Deloitte

Oluwatoyin (Toyin) Umesiri
CEO, Nazaru LLC

R. Patrick Kruczek
Managing Director, Co-Manager & Principal,
BBH Capital Partners

EXECUTIVE OFFICERS

Scott T. Ford
Chief Executive Officer

T. Christopher Pledger
Chief Financial Officer
& Chief Administrative Officer

William A. Ford
Chief Operating Officer

Robert P. McKinney
Chief Legal Officer & Corporate Secretary

Blake Schuhmacher
Chief Accounting Officer

TRANSFER AGENT & REGISTRAR
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
800-622-6757

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Little Rock, AR

INVESTOR RELATIONS
Website: **investors.westrockcoffee.com**
Contact: **WestrockIR@icrinc.com**

LISTING
The NASDAQ Stock Market LLC
Ticker Symbol "WEST"



CORPORATE HEADQUARTERS

4009 N. RODNEY PARHAM RD · 4th FLOOR · LITTLE ROCK, AR 72212

WESTROCKCOFFEE.COM